Form 40-F
period 2016-12-31
Americas Silver Corp
filed 2017-03-31
CIK 1286973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
Commission file number: 001-37982
AMERICAS SILVER CORPORATION

(Exact Name of Registrant as Specified in its Charter)

CANADA

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code)

N/A

(I.R.S. Employer Identification No.)

145 King Street West, Suite 2870
Toronto, Ontario, Canada M5H 1J8
(416) 848-9503

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Registered Agent Solutions, Inc. 99 Washington Avenue, Suite 1008 Albany, New York 12260 (888) 705-7274	Copies to: Richard Raymer Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 (416) 367-7388
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For Annual Reports, indicate by check mark the information filed with this form:
☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As at December 31, 2016, 39,540,384 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

EXPLANATORY NOTE
Americas Silver Corporation (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.
FORWARD-LOOKING STATEMENTS
This Annual Report, including any documents incorporated by reference herein (collectively, the “Annual Report”) contain statements that are not current or historical factual statements which may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This Annual Report and its appendices, including those set out under “Risk Factors” in the Annual Information Form (“AIF”) and any documents incorporated herein by reference contain forward-looking statements including, but not limited to those relating to the Company.  All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Annual Report and its appendices, including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this Annual Report and its appendices, including any documents incorporated herein by reference if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this Annual Report and its appendices including any documents incorporated herein by reference.
This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report on Form 40-F, including those described in the AIF of the Company filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.
NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES
The Company’s AIF filed as Exhibit 99.1 to this Annual Report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2016 filed as Exhibit 99.3 to this Annual Report on Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2016, based upon the noon rate of exchange as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.3427; Cdn.$1.00 = U.S.$0.7530 and was U.S.$1.00 = Cdn.$ 1.3372; Cdn.$1.00 = U.S.$ 0.7478 on March 29, 2017.
ANNUAL INFORMATION FORM
The Company’s AIF for the fiscal year ended December 31, 2016 is filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report on Form 40-F, and are incorporated by reference herein.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s management’s discussion and analysis for the year ended December 31, 2016 (“MD&A”), is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CORPORATE GOVERNANCE
The Corporation’s Board of Directors (the “Board”) is responsible for the Corporation’s Corporate Governance policies and has a separately designated standing Compensation and Corporate Governance Committee, Audit Committee, and Sustainability & Technical Committee. The Board has determined that all of the members of the Compensation and Corporate Governance Committee and Audit Committee are independent, based on the criteria for independence prescribed by section 803A of the NYSE MKT Company Guide (the “Company Guide”) and Section 805(c) of the Company Guide, as applicable.
Compensation and Corporate Governance Committee
The Compensation & Corporate Governance Committee (“CCG Committee”) assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon Pridham, and Alex Davidson, each of whom is “independent” pursuant to Section 803A and 805(c) of the Company Guide. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation policies and practices for the Company.
The CCG Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing and reporting to the Board, on at least an annual basis, recommendations on compensation packages for the executive officers and directors of the Company. The CCG Committee generally assumes responsibility for assisting the Board in respect of compensation policies for the Company, and in conjunction with the CEO, assessing the performance of the officers of the Company in fulfilling their responsibilities and meeting business objectives. The CCG Committee, following input from the Board, also annually assesses the performance of the CEO. The Company’s CEO cannot be present during the CCG Committee’s deliberations or vote.
CCG Committee business includes a review of the attainment of the performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including the selection of the performance criteria, the establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long term incentive awards comprised of time based share unit awards or stock options to acquire the Company’s Common Shares to eligible participants.
The Company’s CCG Committee Charter is available on the Company’s website at www.americassilvercorp.com.
AUDIT COMMITTEE
The Board has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Bradley Kipp (Chair), Lorie Waisberg and Gordon Pridham each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act.
The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert
The Company’s Board has determined that each of Bradley Kipp, Lorie Waisberg and Gordon Pridham qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) that each are financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the Company Guide, and each are independent (as determined under Exchange Act Rule 10A-3 and section 803A of the Company Guide).
The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR
The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.
PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR
The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two years.
	2015	2016

Audit Fees (1)	$185,000	$412,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	18,685
All Other Fees (4)	Nil	Nil
Total	$185,000	$430,685

(1) “Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) “All Other Fees” include fees relating to the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 to 3 above.

OFF-BALANCE SHEET TRANSACTIONS
The Company does not have any off-balance sheet arrangements.
CODE OF ETHICS
The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code has been posted on the Company’s website at www.americassilvercorp.com, or may be obtained, without charge, upon request from the Company’s Investor Relations at (416) 848-9503. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F.
All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.americassilvercorp.com, within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table lists as of December 31, 2016 information with respect to the Company’s known contractual obligations:
	December 31, 2016
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years

Trade and other payables	8,727	8,727	-	-	-
Credit facilities	7,931	7,931	-	-	-
Interest on credit facilities	545	545	-	-	-
Leases	1,763	352	621	499	291
Other long-term liabilities	882	-	108	-	774
	19,848	17,555	729	499	1,065

NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
NYSE CORPORATE GOVERNANCE
The Company’s common shares are listed on the NYSE MKT LLC (the “NYSE MKT”). Section 110 of the Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in permitting deviations from certain NYSE MKT listing criteria, and to grant exemptions from certain NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to the Company Guide is set forth below.
Quorum for Shareholders’ Meetings. Section 123 of the Company Guide recommends that a listed company’s bylaws provide for a quorum of not less than 33 1/3 percent of such company’s shares issued and outstanding and entitled to vote at a meeting of shareholders. The Company’s quorum requirements, as set forth in its by-laws which provide that two persons present and each holding or representing by proxy at least one issued share of the Company shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 10% of the total number of the issued shares of the Company for the time being enjoying voting rights at such meeting.
Proxy Delivery. The Company Guide requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” under Rule 3b-4 of the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.
The foregoing is consistent with the laws, customs and practices in Canada. In addition, the Company may from time-to-time seek relief from the NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at http://www.americassilvercorp.com. Information contained on the Company’s website is not part of this Annual Report.
MINE SAFETY DISCLOSURE
The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.8 to the Annual Report.

UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAS SILVER CORPORATION

By:	/s/ Warren Varga
Name:	Warren Varga
Title:	Chief Financial Officer

Date:	March 30, 2017

EXHIBIT INDEX
99.1.	Annual Information Form of the Company for the year ended December 31, 2016
99.2.	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2016 and December 31, 2015, together with the report thereon of the independent auditor
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2016
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8.	Mine Safety Disclosure for the year ended December 31, 2016
99.9.	Consent of PricewaterhouseCoopers LLP
99.10.	Consent of Thomas Dyer
99.11.	Consent of Paul Tietz
99.12.	Consent of Mine Development Associates, Inc.
99.13	Consent of Jim Atkinson
99.14	Consent of Daren Dell
99.15	Consent of Edwin Peralta
99.16	Consent of Randy Powell
99.17	Consent of Dan Hussey
99.18	Consent of James Stonehouse