Form 40-F
period 2018-12-31
Americas Silver Corp
filed 2019-04-01
CIK 1286973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
Commission file number: 001-37982

AMERICAS SILVER CORPORATION

(Exact Name of Registrant as Specified in its Charter)

CANADA

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code)

N/A

(I.R.S. Employer Identification No.)

145 King Street West, Suite 2870
Toronto, Ontario, Canada M5H 1J8
(416) 848-9503

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Registered Agent Solutions, Inc. 99 Washington Avenue, Suite 1008 Albany, New York 12260 (888) 705-7274	Copies to: Thomas M. Rose Troutman Sanders LLP 401 9th Street NW, Suite 1000 Washington, DC 20004 (202) 274-2950
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE American LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:
☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2018, 43,402,434 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

EXPLANATORY NOTE

Americas Silver Corporation (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein (collectively, the “Annual Report”), contains statements that are not current or historical factual statements, which may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the expected timing for the completion of the Pershing Gold Acquisition (as defined in the Annual Information Form of the Company filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein (the “AIF”)), including the receipt of CFIUS (as defined in the AIF) approval in connection therewith, the ramp up of the San Rafael mining operations, estimates of cash cost per ounce and all-in sustaining cost per ounce of silver produced as part of the Company’s consolidated guidance for 2019, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, the Company’s expected plans and strategy in connection with the San Felipe property, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This Annual Report and its exhibits, including those set out under “Risk Factors” in the AIF and any documents incorporated herein by reference contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Annual Report and its exhibits, including any documents incorporated herein by reference, describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this Annual Report and its exhibits, including any documents incorporated herein by reference, if known or unknown risks affect the business of the Company, or if its estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this Annual Report and its exhibits, including any documents incorporated herein by reference.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this Annual Report, including those described in the AIF. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein, and management’s discussion and analysis for the fiscal year ended December 31, 2018 (the “MD&A”), filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the Securities Act (“SEC Industry Guide 7”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC, other than in limited circumstances (including pursuant to the MJDS). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report, including the documents incorporated by reference herein, contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2018, based upon the average daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3642.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2018 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2018, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s  MD&A for the year ended December 31, 2018 is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

The Company's management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2018.  This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company's internal control over financial reporting was effective as at December 31, 2018, and management's assessment did not identify any material weaknesses.

Attestation Report of the Registered Public Accounting Firm

In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”), the Company qualifies as an “emerging growth company” (an “EGC”), which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in Annual Report for so long as the Company remains an EGC.

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

CCG Committee business includes a review of the attainment of the performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including the selection of the performance criteria, the establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long-term incentive awards comprised of time-based share unit awards or stock options to acquire the Company’s common shares to eligible participants.

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

Audit Committee Financial Expert

The Company’s Board has determined that each of Bradley Kipp, Lorie Waisberg and Gordon Pridham qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), that each are financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the Company Guide, and each are independent (as determined under Exchange Act Rule 10A-3 and section 803A of the Company Guide).

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2018 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two fiscal years.

	2017	2018

Audit Fees (1)	$240,000	$330,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	33,900	9,500
All Other Fees (4)	Nil	Nil
Total	$273,900	$339,500

(1)
“Audit Fees” include fees necessary to perform the audit of the Company’s consolidated financial statements. Audit Fees include quarterly reviews, fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits

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

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is posted on the Company’s website at www.americassilvercorp.com, or may be obtained, without charge, upon request from the Company’s Investor Relations at (416) 848-9503. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.americassilvercorp.com, within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2018, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2018 information with respect to the Company’s known contractual obligations:

	December 31, 2018
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years

Trade and other payables	$14,345	$14,345	$-	$-	$-
Pre-payment facility	11,110	5,610	5,500	-	-
Interest on pre-payment facilities	863	639	224	-	-
Convertible loans	4,032	4,032	-	-	-
Interest on convertible loans	300	300	-	-	-
Projected pension contributions	4,512	818	1,593	1,524	577
Decommissioning provision	5,258	50	618	-	4,590
Operating leases	1,055	261	505	289	-
Other long-term liabilities	689	-	212	-	477
	$42,164	$26,055	$8,625	$1,813	$5,644

1 – All leases can be cancelled upon proper notice by the Company.
2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

An interactive data file for the audited consolidated financial statements for the years ended December 31, 2018 and 2017 is filed herewith.

NYSE AMERICAN CORPORATE GOVERNANCE

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

Quorum for Shareholders’ Meetings. Section 123 of the Company Guide recommends that a listed company’s bylaws provide for a quorum of not less than 33 1/3 percent of such company’s shares issued and outstanding and entitled to vote at a meeting of shareholders. The Company’s quorum requirements, as set forth in its by-laws, provide that two persons present and each holding or representing by proxy at least one issued share of the Company shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 10% of the total number of the issued shares of the Company for the time being enjoying voting rights at such meeting.

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

The foregoing is consistent with the laws, customs and practices in Canada. In addition, the Company may from time-to-time seek relief from the NYSE American corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at http://www.americassilvercorp.com. Information contained on the Company’s website is not part of this Annual Report.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.8 to the Annual Report.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report arises; or transactions in said securities.

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

AMERICAS SILVER CORPORATION

By:	/s/ Warren Varga
Name:	Warren Varga
Title:	Chief Financial Officer
Date:	March 29, 2019

EXHIBIT INDEX

99.1.	Annual Information Form of the Company for the year ended December 31, 2018

99.2.	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2018 and December 31, 2017, together with the report thereon of the independent auditor

99.3.	Management’s Discussion and Analysis for the year ended December 31, 2018

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Mine Safety Disclosure for the year ended December 31, 2018

99.9.	Consent of PricewaterhouseCoopers LLP

99.10.	Consent of Thomas Dyer

99.11.	Consent of Paul Tietz

99.12.	Consent of Mine Development Associates, Inc.

99.13.	Consent of Jim Atkinson

99.14.	Consent of Daren Dell

99.15.	Consent of Edwin Peralta

99.16.	Consent of Randy Powell

99.17.	Consent of Dan Hussey

99.18.	Consent of James Stonehouse

99.19.	Consent of Shawn Wilson

99.20.	Consent of Aaron Gross