Form 40-F
period 2019-12-31
Americas Gold & Silver Corp
filed 2020-03-10
CIK 1286973

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 001-37982

AMERICAS GOLD AND SILVER CORPORATION

(Exact Name of Registrant as Specified in its Charter)

CANADA

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code)

N/A

(I.R.S. Employer Identification No.)

145 King Street West, Suite 2870

Toronto, Ontario, Canada M5H 1J8

(416) 848-9503

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Registered Agent Solutions, Inc.
99 Washington Avenue, Suite 1008
Albany, New York 12260
(888) 705-7274

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to: Thomas M. Rose Shona C. Smith Troutman Sanders LLP 401 9th Street NW, Suite 1000 Washington, DC 20004 (202) 274-2950

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	USAS	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2019, 86,607,305 common shares of the Registrant were issued and outstanding.

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

EXPLANATORY NOTE

Americas Gold and Silver Corporation (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report, including any documents incorporated by reference herein (collectively, the “Annual Report”), contains statements that are not current or historical factual statements, which may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; the Company’s ability to finance, develop and operate the Relief Canyon mine project; the resolution and removal of the illegal blockade at the Company’s Cosalá Operations and the resumption of S-7 mining and processing operations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future are or involve forward-looking statements. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This Annual Report and its exhibits, including those set out under “Risk Factors” in the Annual Information Form of the Company filed as Exhibit 99.1 to this Annual Report on Form 40-F and incorporated by reference herein (the “AIF”)) and any documents incorporated herein by reference contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Annual Report and its exhibits, including any documents incorporated herein by reference, describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this Annual Report and its exhibits, including any documents incorporated herein by reference, if known or unknown risks affect the business of the Company, or if its estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this Annual Report and its exhibits, including any documents incorporated herein by reference.

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

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein, and management’s discussion and analysis for the fiscal year ended December 31, 2019 (the “MD&A”), filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the Securities Act (“SEC Industry Guide 7”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. Accordingly, during the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or mineral reserves contained or referenced in this Annual Report may not be comparable to similar information made public by United States companies.

United States investors are cautioned that there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this Annual Report, including the documents incorporated by reference herein, contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the average daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.2988.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2019, including the report of the independent auditor thereon, are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended December 31, 2019 is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2019, and management’s assessment did not identify any material weaknesses.

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

CORPORATE GOVERNANCE

The Corporation’s Board of Directors (the “Board”) is responsible for the Corporation’s Corporate Governance policies and has a separately designated standing Compensation & Corporate Governance Committee, Audit Committee, and Sustainability & Technical Committee. The Board has determined that all of the members of the Compensation & Corporate Governance Committee and Audit Committee are independent, based on the criteria for independence prescribed by Section 803A of the NYSE American Company Guide (the “Company Guide”) and Section 805(c) of the Company Guide, as applicable.

Compensation & Corporate Governance Committee

The Compensation & Corporate Governance Committee (the “CCG Committee”) assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon Pridham, and Alex Davidson, each of whom is “independent” pursuant to Section 803A and 805(c) of the Company Guide. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation policies and practices for the Company.

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

The CCG Committee’s responsibilities includes a review of the attainment of the performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including the selection of the performance criteria, the establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long-term incentive awards comprised of time-based share unit awards or stock options to acquire the Company’s common shares to eligible participants.

The Company’s CCG Committee Charter is available on the Company’s website at www.americas-gold.com/.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2019 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates, Chartered Professional Accountants, the Company’s independent registered public auditing firm, in each of the last two fiscal years.

	2018	2019
Audit Fees (1)	$330,000	$	[	•]
Audit-Related Fees(2)	Nil		[	•]
Tax Fees(3)	9,500		[	•]
All Other Fees (4)	Nil		[	•]
Total	$339,500	$	[	•]

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the “Code”). The Code is posted on the Company’s website at www.americas-gold.com/, or may be obtained, without charge, upon request from the Company’s Investor Relations at (416) 848-9503. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.americas-gold.com/, within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2019 information with respect to the Company’s known contractual obligations:

	December 31, 2019
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Trade and other payables	$22,709	$22,709	$—	$—	$—
Glencore pre-payment facility	5,602	5,602	—	—	—
Interest on Glencore pre-payment facilities	199	199	—	—	—
Convertible debenture	10,000	—	—	10,000	—
Interest on convertible debenture	1,955	602	1,200	153	—
Projected pension contributions	6,937	1,185	2,619	2,078	1,055
Decommissioning provision	10,159	15	615	—	9,529
Other long-term liabilities	5,645	—	5,095	22	528

	$63,260	$30,312	$9,529	$12,253	$11,112

1 –	All leases can be cancelled upon proper notice by the Company.
2 –	Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

An interactive data file for the audited consolidated financial statements for the years ended December 31, 2019 and 2018 is filed herewith.

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

The foregoing is consistent with the laws, customs and practices in Canada. In addition, the Company may from time-to-time seek relief from the NYSE American corporate governance requirements on specific transactions under Section 110 of the Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.americas-gold.com/. Information contained on the Company’s website is not part of this Annual Report.

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

EXHIBIT INDEX

99.1.	Annual Information Form of the Company for the year ended December 31, 2019

99.2.	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2019 and December 31, 2018, together with the report thereon of the independent auditor

99.3.	Management’s Discussion and Analysis for the year ended December 31, 2019

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Mine Safety Disclosure for the year ended December 31, 2019

99.9.	Consent of PricewaterhouseCoopers LLP

99.10.	Consent of Paul Tietz

99.11.	Consent of Mine Development Associates, Inc.

99.12	Consent of Jim Atkinson

99.13	Consent of Daren Dell

99.14	Consent of Dan Hussey

99.15	Consent of James Stonehouse

99.16	Consent of Shawn Wilson

99.17	Consent of Kappes, Cassiday and Associates

99.18	Consent of Jorgensen Engineering and Technical Services

99.19	Consent of Neil Prenn

99.20	Consent of Carl Defilippi

99.21	Consent of Mark Jorgensen

99.22	Consent of Niel de Bruin

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION

By:	/s/ Warren Varga
Name:	Warren Varga
Title:	Chief Financial Officer
Date:	March 9, 2020