Form 40-F
period 2021-12-31
Americas Gold & Silver Corp
filed 2022-03-31
CIK 1286973

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2021, 165,145,187 common shares of the Registrant were issued and outstanding.

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

Americas Gold and Silver Corporation (the “Company” or the “Registrant”) is a Canadian issuer that is permitted under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this Annual Report, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. This Annual Report and its exhibits, including the risk factors set out under “Risk Factors” in the Annual Information Form of the Company filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein (the “AIF”) and any documents incorporated herein by reference contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Annual Report and its appendices describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this "Forward-Looking Statements" section of the Annual Report shall have the meaning ascribed to such term elsewhere in the Annual Report.

Specific forward-looking statements in this Annual Report include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing for completion of the testing work and receipt of the results thereof at Relief Canyon; the timing for resumption of mining operations at Relief Canyon and if and when determined achieving ramp-up to full operations at Relief Canyon; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade extension exploration drilling program and expected results thereof; material uncertainties that may impact the Company’s liquidity in the short term; the effects of COVID-19; the Company’s review of pension valuation; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention and pension funding; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; The Company’s ability to operate the Relief Canyon mine; the resumption of mining and processing operations at the Company's Cosalá Operations and return to full production following the resolution of the illegal blockade, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Galena Complex and Relief Canyon; the liquidity of the Company’s common shares; the proposed class action lawsuit against the Company and its Chief Executive Officer; and other events or conditions that may occur in the future.

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

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this Annual Report represent the Company’s views only as of the date such statements were made. Forward-looking statements contained in this Annual Report are based on management’s plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Annual Report. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multijurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The exhibits incorporated by reference into this Annual Report have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Our mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information incorporated by reference herein that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based upon the average daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.2678.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2021, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the year ended December 31, 2021 (“MD&A”), is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2021, and management’s assessment did not identify any material weaknesses.

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

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance policies and has a separately designated standing Compensation and Corporate Governance Committee, Audit Committee, and Sustainability & Technical Committee. The Board has determined that all of the members of the Compensation and Corporate Governance Committee and Audit Committee are independent, based on the criteria for independence prescribed by section 803A of the NYSE American Company Guide (the “Company Guide”) and Section 805(c) of the Company Guide, as applicable.

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

The CCG Committee’s responsibilities include a review of the attainment of the performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including the selection of the performance criteria, the establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long-term incentive awards comprised of time-based share unit awards or stock options to acquire the Company’s common shares to eligible participants.

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services not prohibited by law to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2021 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP, Chartered Professional Accountants, located in Toronto, Ontario (PCAOB ID #271) and its affiliates the Company’s independent registered public auditing firm, in each of the last two years.

	2020 (Canadian $)	2021 (Canadian $)

Audit Fees (1)	$575,000	$855,000
Audit-Related Fees(2)	NIL	NIL
Tax Fees(3)	NIL	NIL
All Other Fees (4)	NIL	NIL
Total	$575,000	$855,000

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.americas-gold.com/, within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2021, the Company did not amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

An interactive data file for the audited consolidated financial statements for the years ended December 31, 2021 and 2020 is filed herewith.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

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

AMERICAS GOLD AND SILVER CORPORATION

By:	/s/ Warren Varga
Name:	Warren Varga
Title:	Chief Financial Officer
Date:	March 31, 2022

EXHIBIT INDEX

99.1.	Annual Information Form of the Company for the year ended December 31, 2021
99.2.	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2021 and December 31, 2020, together with the report thereon of the independent auditor
99.3.	Management’s Discussion and Analysis for the year ended December 31, 2021
99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8.	Mine Safety Disclosure for the year ended December 31, 2021
99.9.	Consent of PricewaterhouseCoopers LLP
99.10.	Consent of Neil B. Prenn
99.11.	Consent of Paul Tietz
99.12.	Consent of Mine Development Associates, Inc.
99.13	Consent of Jim Atkinson
99.14	Consent of Daren Dell
99.15	Consent of Neil de Bruin
99.16	Consent of Carl E. Defilippi
99.17	Consent of Daniel Hussey
99.18	Consent of James Stonehouse
99.19	Consent of Kappes, Cassiday and Associates
99.20	Consent of Shawn Wilson
99.21	Consent of Jorgenson Engineering and Technical Services
99.22	Consent of Mark Jorgensen
101	Interactive Data File
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)