Form 20-F
period 2023-12-31
Americas Gold & Silver Corp
filed 2024-04-30
CIK 1286973

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………………………… For the transition period from ……………………………… to ………………………………

Commission File Number 001-37982

AMERICAS GOLD AND SILVER CORPORATION
(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

145 King Street West, Suite 2870

Toronto, Ontario, Canada M5H 1J8

(Address of principal executive offices)

Darren Blasutti, Chief Executive Officer, (416) 848-9503

145 King Street West, Suite 2870, Toronto, Ontario, Canada

(Name, telephone, email and/or facsimile number and address of the Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	USAS	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Not applicable.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Not applicable.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the closing of the period covered by the annual report:

247,747,280 (“Common Shares” or “shares”)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Non-accelerated filer	☐
Accelerated filer	☒	Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

2

3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report of Americas Gold and Silver Corporation (“Americas Gold and Silver” or “the Company”), including any documents incorporated by reference herein contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this Annual Report, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this Annual Report describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of this Annual Report shall have the meaning ascribed to such terms elsewhere in this Annual Report.

Specific forward-looking statements in this Annual Report include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities;; statements regarding the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”), including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the shaft repair related to the Galena hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; statements relating to the Company’s EC120 Project, including expected approvals, financing availability and capital expenditures required to develop such project and reach production thereat, expectations regarding the ability to rely in existing infrastructure, facilities, and equipment; material uncertainties that may impact the Company’s liquidity in the short term; changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labor relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for the Relief Canyon mines (“Relief Canyon”); the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict what may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this Annual Report include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project (“San Rafael”), the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favorable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; risks related to non-compliance with exchange listing standards, risks relating to climate change and the legislation governing it; cybersecurity risks; and risks and uncertainties surrounding the upcoming presidential elections in the United States and Mexico in 2024.

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this Annual Report represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this Annual Report are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this Annual Report. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

INFORMATION REGARDING MINERAL INFORMATION

On October 31, 2018, the United States Securities and Exchange Commission (“SEC”) adopted Subpart 1300 of Regulation S-K (“S-K 1300”) along with the amendments to related rules and guidance in order to modernize the property disclosure requirements for mining registrants under the United States Securities Act of 1933, as amended (the “Securities Act”); and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Registrants engaged in mining operations must comply with S-K 1300 for the first fiscal year beginning on or after January 1, 2021. The Company has not prepared a technical summary in compliance with S-K 1300 and there has been little guidance as to the acceptability of such an approach by the SEC with respect to issuers required to comply with both the requirements of S-K 1300 and National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company cannot predict the nature of any future enforcement, interpretation, application or potential costs of S-K 1300. Any further revisions to, or interpretations of, S-K 1300 or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the Exchange Act by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

SPECIAL NOTE REGARDING LINKS TO EXTERNAL WEBSITES

Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

CURRENCY INFORMATION

Unless otherwise indicated, in this Annual Report all references to “dollar” or the use of the symbol “$” or the abbreviations “USD” and “U.S. Dollar” are to the United States of America dollar; all references to “C$” or the abbreviations “CAD” and “CDN” are to the Canadian dollar; and all references to “MXN” are to the Mexican Peso. Additionally, percentage changes in this Annual Report are based on dollar amounts before rounding.

IFRS, NON-GAAP AND OTHER FINANCIAL MEASURES

This Annual Report contains financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital and adjusted working capital; and
•	silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 - KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

The Company’s production estimates may not be achieved as mining and exploration activities and future mining operations are, and will be, subject to operational risks and hazards inherent in the mining industry.

The Company currently has two operating mines: the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico, and is advancing technical studies at Relief Canyon in Nevada, U.S.A. following a suspension of mining activities in August 2021 after it had reached commercial operation in early 2021. The Galena Complex is currently undergoing a Recapitalization Plan that commenced in October 2019. No assurance can be given that the intended or expected production estimates will be achieved by the Company’s operating mines or in respect of any future mining operations in which the Company owns or may acquire interests. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its estimates for a variety of other reasons, including:

•	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;
•	short‐term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
•	mine failures, slope and underground rock failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•	labour shortages, loss of key personnel or strikes or other related interruptions to normal operations;
•	pandemics or national or global health crises;
•	acts of terrorism, civil disobedience and protests; and
•	restrictions or regulations imposed by government agencies or other changes in the regulatory environments.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing production to cease. Each of these factors also applies to sites not yet in production. It is not unusual in new mining operations to experience unexpected problems during the start-up or ramp-up phases to full production and operations. Depending on the price of gold, silver or other metals, it may be determined to be impractical to commence or, if commenced, to continue commercial production at a particular site.

Production at Relief Canyon has been suspended since August 13, 2021. While the Company was successful in meeting several important commissioning targets, including initial construction capital, and planned mining and crushing rates, the ramp-up at Relief Canyon was challenging since the first poured gold in February 2020. During this period, the Company and its consultants performed extensive analyses and implemented a number of procedural changes to address the start-up challenges typical of a heap leach operation. As part of this analysis, the Company identified naturally occurring carbonaceous material within the Relief Canyon pit. The identification of this material was not recognized in the NI 43-101 feasibility study. During the first phase of mining (Phase 1 of 5), several adverse impacts affected the operation including the onset of the COVID-19 pandemic and the failure of the Company's radial stacker. Offsetting these challenges was the definition of the gold mineralized zones through blasthole sampling which reconciled reasonably to the block model. However, during Phase 1, an unknown quantity of the carbonaceous material was crushed, stacked, and disseminated onto the leach pad resulting in lower than expected recovery of the placed gold ore.

Following realization of this adverse material, the Company developed and implemented a more comprehensive ore control procedure to minimize the impact the carbonaceous material could have on leach pad performance. Phase 2 mining demonstrated a more structurally complex area than initially interpreted, caused by additional faults and folds. Gold mineralization is strongly influenced by structural controls. The impact of the structural complexity, combined with the increased mining selectivity to reject carbonaceous material, decreased ore availability. The Company continued leaching operations and working to improve recovery until Q4 2023, the Company continues to review results of technical studies and metallurgical testwork to evaluate strategic options going forward. These technical studies have not yet identified an economical path to resuming near-term production.

As a result of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million was taken in 2021, reducing the carrying value of the Relief Canyon mineral interest and plant and equipment. An additional reduction of $24.8 million was taken to inventory as a result of the decreased recovery expected from crushed gold ounces placed on the leach pad. During 2022, the Company further determined an impairment indicator existed at the end of the third quarter of 2022 due to the decrease in its market capitalization below its consolidated net assets value. Management believed this decrease in market capitalization was primarily the result of a decrease in precious metal prices, company valuations, and market capital flows, among other factors. The Company performed an assessment of all its cash-generating units and identified an impairment charge on its Relief Canyon property, plant and equipment carrying value of $13.4 million. The valuation was determined through the fair value of the contained gold equivalent ounces at Relief Canyon based on a market approach of comparable companies, primarily in the feasibility, construction, and production stage of mining.

The Company is committed to continuing efforts to resolve these metallurgical challenges at Relief Canyon as noted above.  The suspension on mining operations may be extended, in full or in part, until the Company identifies an economical path to resuming production.

There can be no assurance that significant costs will not be required in order to achieve full production capacity, that the Company will identify an economical path to resuming production at Relief Canyon, that the Company will be able to improve the operational and financial performance of its assets or that the Company will be profitable or realize net cash flows in the future, or that if it is profitable or realizes net cash flows, that it will continue to do so in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as costs increase for the personnel, contract mining, consumables, equipment and consultants associated with advancing its exploration, development and production activities.

In addition, the Company’s Cosalá Operations were previously subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. Following this, the Company began recalling its workers as of September 11, 2021 and commenced reopening the operation as of September 13, 2021 as the employees arrived on site. The Cosalá Operations returned to full production following its restart and ramp-up in the fourth quarter of 2021. However, there can be no assurances that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, the Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results. We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support our Cosalá Operations. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.

The Company is subject to the United States mining disclosure rules under S-K 1300, but has not prepared and has not disclosed of mineral reserves and mineral resources in accordance with such disclosure requirements.

As a mining company subject to public company reporting and disclosure requirements established by the Securities and Exchange Commission, the Company may only report mineral reserves and mineral resources are estimates in accordance with S-K 1300, which requires a technical report summary (a “TRS”) to be prepared in accordance with S-K 1300.  Because the Company has not prepared a TRS, it may not include mineral reserve or resource estimates in this Annual Report.  There has been little guidance as to the acceptability of such an approach by the SEC with respect to issuers required to comply with both the requirements of S-K 1300 and NI 43-101. The Company cannot predict the nature of any future enforcement, interpretation, application or potential costs of S-K 1300. Any further revisions to, or interpretations of, S-K 1300 or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

Development of projects and maintaining production levels is subject to substantial uncertainty which may impact the Company’s future production and revenue.

The Company’s ability to sustain or increase present extraction levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future gold, silver, zinc, lead, and copper production may decline as a result of an exhaustion of deposits and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Inflationary pressure and global supply chain delays may negatively impact the Company’s operations.

The geographic areas and markets in which the Company operates have been experiencing and continue to experience elevated inflationary pressures. During 2023, the Company has experienced, among other things, higher machinery, raw material and equipment costs, as well as wage pressures in some markets. Inflationary pressures on the Company are expected to continue through 2024 and potentially further, and such pressures could be exacerbated by global supply chain shortages and delays and increased input costs. Inflationary price increases and related pressures that are not offset by commodity price increases and operational efficiencies may have a material adverse effect on the Company’s results of operations and profitability.

Impairment.

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. Impairment assessments are conducted at the level of cash-generating units (“CGU”). At the end of the fourth quarter ended December 31, 2023, the Company recorded an impairment charge of $6.0 million in relation to Relief Canyon as a result of a decrease in the Company’s market capitalization below its consolidated net assets value. This decrease in market capitalization was the result of the decrease in precious metal prices and market capital flows among other factors. The Company performed an assessment of all its CGUs and identified an impairment charge on its Relief Canyon property, plant and equipment carrying value of $6.0 million. The valuation was determined through the fair value of the contained gold equivalent ounces at Relief Canyon based on a market approach of comparable companies, primarily in the feasibility, construction, and production stage of mining. In addition, previously the Company recorded a total impairment of $13.4 million at the end of the third quarter of 2022 in relation to Relief Canyon as a result of a decrease in the Company’s market capitalization below its consolidated net assets value and $55.6 million at the end of the first quarter of 2021 in relation to Relief Canyon as a result of changes to Relief Canyon’s expected gold production.

CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as precious metals prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

The Company’s audited consolidated financial statements for the year ended December 31, 2023 contain going concern disclosure.

The Company’s audited consolidated financial statements for the year ended December 31, 2023, contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Risks associated with market fluctuations in commodity prices.

The majority of the Company’s revenue is derived from the sale of silver, zinc and lead contained in concentrates. Fluctuations in the prices of silver, zinc, and lead represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low prices for these commodities, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc and lead continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions (including the upcoming presidential elections in the United States and Mexico in 2024), interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors.

In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s business, financial condition, or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals, in general, could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed. In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining operations until prices increase or record asset impairment write-downs. Any lost revenues continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company has a history of negative operating cash flow and may continue to experience negative operating cash flow.

The Company has recently experienced negative operating cash flow and may continue to experience negative operating cash flow. The Company had negative operating cash flow for recent past financial reporting periods. Such negative operating cash flows can be common for mining companies in the exploration and/or development stages in respect of material mineral properties. However, to the extent that the Company has negative operating cash flow in future periods, the Company may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that additional capital or other types of financing will be available if or when needed or that these financings will be on terms favourable to the Company if at all, or that the Company’s expectations regarding net cash flow in future period will prove to be accurate.

The Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods.

The Company’s revenues over the 12 months from the date of this Annual Report may be lower than anticipated. For instance, the Company’s ability to generate sales and realize revenues is dependent on the Company achieving its production goals, including doing so on its expected timelines.

Working capital requirements over the next 12 months may also be greater than the Company currently anticipates for a variety of reasons, including, but not limited to, the following: the ability of the Company to maintain production at expected levels; unanticipated capital requirements at the Galena Complex; operating costs at the Cosalá Operations; unanticipated increases in costs of care and maintenance at Relief Canyon; unanticipated increases in contract mining, production costs or other operating expenses; labour disputes; and catastrophic events such as weather events, as well as or public health crises or pandemics and the related health and safety measures that may be instituted, particularly in the jurisdictions in which the Company operates. Many of these factors are not within the Company’s control.

The Company expects to achieve net cash flow over the 12 months following the date of this Annual Report, and this expectation is reliant on revenues, production results, metals prices and working capital requirements being in line with current expectations. The Company’s expectations regarding net cash flow are dependent on a number of assumptions and estimates, some of which are not in the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.

The Company may be subject to significant capital requirements and operating risks associated with its operations and its portfolio of growth projects.

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustaining capital requirements. The Company could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could adversely affect the Company’s ability to access the capital markets in the future to meet any external financing requirements the Company might have. If there are significant delays in terms of when any exploration, development and/or expansion projects are completed and producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on the Company’s results of operation, cash flow from operations and financial condition.

The Company expects that it may require additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines require a substantial amount of capital and will depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital depending on exploration, development, production and operational results and market conditions, including the prices at which the Company sells its production, or in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile metals markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the development or expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may affect the ability of the Company, or third parties it seeks to do business with, to access those markets.

There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. A failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. If the Company raises funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the Company and reduce the value of their investment. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

In addition, the Company’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company’s mining or processing operations could materially adversely affect the Company’s business, results of operations, financial condition and liquidity. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, condition (financial or otherwise), results of operations, properties or prospects.

The Company’s dependence on the success of its Cosalá Operations, including San Rafael and the Galena Complex which are exposed to operational risks and other risks, including certain development and exploration related risks.

The principal mineral projects of the Company are the Galena Complex and its Cosalá Operations, including San Rafael. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits, and as opportunities for the growth and development of the Company. Commercial production and operations at the Galena Complex, and its Cosalá Operations, including San Rafael, will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development, and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of gold, silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

Risks associated with outstanding debt.

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums. The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements. If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, and (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money and if no provision for payment is made, the lender may exercise its applicable security.

Government regulation and environmental compliance.

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive or false interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex and Relief Canyon are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as “MIA”, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing or alleged violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Some of the Company’s material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country.

Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations or their application affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s SEMARNAT; the Mexican Mining Law; and the regulations of the Comisión Nacional del Agua (“CONAGUA”) with respect to water rights, the Mexican Department of labour and the Mexican Department of the Interior. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political at the federal, state and municipal level conditions (including the uncertainty surrounding the upcoming presidential election in Mexico in 2024) that increase the costs related to the Company’s activities or maintenance of its properties. In particular the upcoming presidential election in June 2024 in Mexico may cause political and regulatory uncertainty. This uncertainty may impact operations in unpredictable ways, including disruptions of supplies and markets, ability to move equipment from site to site, or disruption of infrastructure facilities, including public roads, could be targets or experience collateral damage as a result of social instability, labour disputes or protests. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult than it was in the past for the Company to obtain any required financing for its projects. The Mexican government has conducted a highly publicized crackdown on the drug cartels, resulting in widespread violence and a loss of lives. There is no assurance that the Company’s operations will not be adversely impacted by such organizations. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation or improper application could negatively impact current operations or planned exploration and development activities on its Cosalá district properties, or in any other projects that the Company becomes involved with. Any failure (actual or alleged) to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration and development operations or material fines, penalties, diminution of property rights including mining concessions or other liabilities.

Risks associated with foreign operations.

The Company’s operations are currently conducted principally in Mexico and the United States. As such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Labour relations, employee recruitment, retention and pension funding.

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, or other groups using a labour related justification, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings.

A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers substantially all of the hourly employees at the Galena Complex that was ratified by union membership at the Galena Complex and is effective from November 17, 2022 through November 16, 2025. A failure to come to an agreement after expiration of such agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

The Cosalá Operations were subject to an illegal blockade which began in January 2020 and continued until the Company signed an agreement with the Mexican Ministries of Economy, Interior and Labour along with union representatives committing to a reopening at the Cosalá Operations. The Company has since resumed operations. However, there can be no assurances that the Company will receive and continue to receive the level of support from the Mexican government with respect to the long-term stability of the Cosalá Operations or the ability to maintain such support in the near- and long-term. As a result, the Company may experience further labour disputes, work stoppages, illegal blockades or other disruptions in production that could materially adversely affect its operations and results.

We believe that the Company’s continuing efforts to build lasting and constructive relationships with the Mexican government, host communities, its workforce and key stakeholders, and the significant local economic development initiatives the Company supports both directly and indirectly, will result in maintaining and building trust with local communities and more local citizens benefiting economically which will continue to support the Cosalá Operations. However, there is no assurance that the Company’s efforts will effectively mitigate such risk.

The Company also hires its employees or consultants to assist it in conducting its operations in accordance with laws of the host country. The Company also purchases certain supplies and retains the services of various companies in the host country to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in the host country or to obtain all the necessary services or expertise in the host country or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in the host country, the Company may need to seek and obtain those services from people located outside the host country, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations. Recruiting and retaining qualified personnel is critical to the Company’s success.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. The number of qualified skilled workers and personnel is limited and competition for such workers and personnel is intense. The Company’s ability to meet its labour needs, while controlling labour costs, is subject to many external factors, including the competition for and availability of skilled personnel in our markets, unemployment levels within those markets, prevailing wage rates, minimum wage laws, health and other insurance costs and changes in employment and labour legislation or other workplace regulation. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Community relations and social impact.

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.

Certain non‐governmental organizations, some of which oppose globalization and resource development, or have other interests, can be vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Risks associated with transportation and storage of concentrate in Mexico.

The concentrates produced by the Company have significant value and are loaded onto road vehicles for transport or to seaports for export to foreign markets. The geographic location of the Company’s operations in Mexico and the United States, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including concentrate theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Mining property and title risks.

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.

The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Speculative nature of exploration and development.

The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Exploration for minerals and the development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and technical knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored prove to return the discovery of a commercially mineable deposit and/or are ultimately developed into producing mines. As at the date hereof, some of the Company’s projects are preliminary in nature and mineral resource estimates include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s deposits are commercially mineable, nor can there be any certainty that the Company’s exploration, development and production activities will be commercially successful.

Unauthorized mining.

The mining industry in Mexico is subject to incursions by illegal miners who gain unauthorized access to mines to steal mineralized material mainly by manual mining methods. Such incursions could result in both a significant financial loss to the Company and a material impact to the Company’s operations. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Global financial and economic conditions.

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, Mexico, Canada, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or development impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Natural disasters, terrorist acts, health crises and other disruptions or dislocations.

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

Surface rights and access.

The Company has reached various agreements for surface rights and access with certain local groups, including members of ejidos, for mining exploitation activities, including open pit mining, in the surroundings of the Cosalá Operations. In addition, the Company has formal ongoing agreements for surface access to all ejidos on which its exploration activities are being performed. These agreements are valid and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out.

For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos membership or other interested groups can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to operate or develop any mineral deposits it may locate. See “Labour relations, employee recruitment, retention and pension funding” for further information.

The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.

One of the Company’s primary operations, the Cosalá Operations, is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. Other operations are located in the United States and expenditures related to those operations are denominated in U.S. dollars. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in U.S. dollars, Canadian dollars and Mexican pesos and has monetary assets and liabilities in U.S. dollars, Canadian dollars and Mexican pesos. For its financial reporting, the Company’s presentation currency is the U.S. dollar. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Risks associated with Americas Gold and Silver’s various financial instruments.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, equity price risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

The Company may engage in hedging activities.

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the prices of zinc, lead, and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with price changes will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company may require significant capital expenditures.

Substantial capital expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks associated with the Company’s business objectives.

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Risks associated with the Company’s strategic joint venture at its Galena Complex.

In September 2019, the Company entered into the Galena Joint Venture with Mr. Eric Sprott (“Sprott”) at its Galena Complex. The Galena Joint Venture is subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: (i) disagreements between joint venture partners on how to develop and operate mines efficiently; (ii) that joint venture partners may at any time have economic or business interests or goals that are, or become, inconsistent with another joint venture partner’s business interests or goals; (iii) an inability of joint venture partners to meet their obligations to the joint venture or third parties; (iv) the possibility that a joint venture partner might become bankrupt; (v) the possibility that a joint venture partner may not be able to sell its interest in the joint venture; or (vi) litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events could have a material adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Competition in the mining industry.

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate sales risks.

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.

The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain risks related to the ownership of the Company’s common shares.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Common Shares are currently listed on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”). There can be no assurance that an active market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such Common Shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

Additionally, the exercise of stock options and warrants already issued by the Company, the issuance of additional equity securities or convertible debt securities and the repayment of debt through the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of Common Shares.

The Company may also issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, the Company’s recent offerings of Common Shares may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

The Company is subject to the rules and regulations of the TSX and NYSE American.

The Company is subject to the rules and regulations of the NYSE American and the TSX. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations. Any changes to rules, regulations, policies or guidelines issued by regulatory authorities may impact the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable NYSE American or TSX continued listing standards or maintain its listing status on either the TSX or NYSE American. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Common Shares from the TSX and/or the NYSE American. Any voluntary or involuntary delisting may have material adverse effects on the Company’s business and financial condition.

Absolute assurance on financial statements.

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

The Company is a Canadian company and this could have an impact on enforcement of civil liabilities obtained under U.S. securities laws.

The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company’s directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Uninsured or uninsurable risks.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. Such risks and hazards may include adverse environmental conditions, industrial accidents, labour disputes, social unrest, political or economic instability, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses, and possible legal liability.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Furthermore, the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such aforementioned liabilities arise, they could have a material adverse effect on the results of the Company’s operations, cash flow, financial condition, and business, they could reduce or eliminate any future profitability, and they could result in an increase in costs and a decline in value of the Common Shares.

As of the date of this Annual Report, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

The Company’s information technology systems may be vulnerable to disruption which could place its systems at risk from data loss, operational failure, or compromise of confidential information.

The Company relies on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Accessibility and reliability of existing local infrastructure.

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and uncertainties related to the repatriation of funds from foreign subsidiaries.

The Company expects to generate cash flow and profits at its foreign subsidiaries and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Common Shares to decline.

Tax considerations.

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010, 2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•

New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;
•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
•	Elimination of the IETU;
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•

Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•

Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

Climate change.

Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of storms) have the potential to disrupt the Company’s operations and the transportation routes that the Company uses. The Company’s ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company’s ability to secure the necessary volumes of water to operate its facilities.

For example, the Cosalá Operations and Galena Complex have in the past experienced damage from flooding during periods of excessive rain. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company’s facilities, plant and operating equipment at the Company’s properties. Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

Regulations and pending legislation governing issues involving climate change could result in increased operating and capital costs which could have a material adverse effect on the Company’s business.

The production of metals concentrates is an energy-intensive undertaking that results in a significant carbon footprint. The Company utilizes electricity, diesel fuel, and gasoline to directly or indirectly to produce metal.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change that are viewed as the result of emissions from the combustion of carbon-based fuels. At the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change held in Paris in 2015, the Paris Agreement was adopted which was intended to govern emission reductions beyond 2020. The Paris Agreement went into effect in November 2016 when countries that produce at least 55% of the world’s greenhouse gas emissions ratified the agreement. While there are no immediate impacts to business from the Paris Agreement, the goal of limiting global warming to “well below 2ºC” will be taken up at national levels.

Some of the countries in which the Company operates have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. In December 2009, the United States EPA issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten the public health and welfare. Additionally, the United States and China signed a bilateral agreement in November 2014 that committed the United States to reduce greenhouse gas emissions by an additional 26% to 28% below 2005 levels by the year 2025. The EPA in August 2015 issued final rules for the Clean Power Plan under Section 111(d) of the Clean Air Act designed to reduce greenhouse gas emissions at electric utilities in line with reductions planned for the compliance with the Paris Agreement. On June 19, 2019, the EPA as part of a regulatory review repealed the Clean Power Plan and replaced it with the Affordable Clean Energy rule which eliminates most of the emission reduction standards included in the Clean Power Plan. On January 19, 2021, the D.C. Circuit vacated the Affordable Clean Energy rule and remanded to the EPA for further proceedings consistent with its opinion.

Legislation and increased regulation and requirements regarding climate change could impose increased costs on the Company and its venture partners and suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.

Additional reporting requirements may apply if Americas Gold and Silver loses its status as a “Foreign Private Issuer” under the Exchange Act.

Americas Gold and Silver is currently considered a “foreign private issuer” under the rules of the SEC. However, it may lose its “foreign private issuer” status at future assessment dates. In order to maintain its current status as a foreign private issuer, 50% or more of the Common Shares must be directly or indirectly owned of record by non-residents of the United States. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status.

As a foreign private issuer, Americas Gold and Silver is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Americas Gold and Silver is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities or file an annual report on Form 20-F within four months of the end of the fiscal year. In addition, Americas Gold and Silver must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Americas Gold and Silver in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by Americas Gold and Silver to its shareholders. Moreover, although Americas Gold and Silver is required to comply with Canadian disclosure requirements, in some circumstances Americas Gold and Silver is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies that have securities registered under the Exchange Act. Americas Gold and Silver is permitted to file financial statements in accordance with IFRS as issued by IASB, and therefore does not file financial statements prepared in accordance with generally accepted accounting principles in the United States as do United States companies that file reports with the SEC. Furthermore, Americas Gold and Silver is not required to comply with the United States proxy rules or with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than in compliance with Subpart 1300 of Regulation S-K, the requirements of the SEC applicable to domestic United States reporting companies and foreign private issuers that are not eligible for the Canada-U.S. multi-jurisdictional disclosure system. In addition, among other matters, Americas Gold and Silver’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Americas Gold and Silver Common Shares. Therefore, the Company’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. Americas Gold and Silver also presents information regarding mineral resources and reserves in accordance with NI 43-101 rather than the requirements of the SEC applicable to domestic United States reporting companies.

If Americas Gold and Silver loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements with the content and in the form required as if it were a United States domestic company, and will incur additional costs to make such filings. The regulatory and compliance costs to the Company under United States federal securities laws as a United States domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer. Additionally, if the Company ceases to be a foreign private issuer, then the Company will be subject to Subpart 1300 of Regulation S-K, which differs from the requirements of NI 43-101.

Americas Gold and Silver will incur increased costs as a result of operating as a reporting company whose Common Shares are publicly traded in the United States and is unable to use the multijurisdictional disclosure system, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose shares are publicly traded in the United States and reporting under the Exchange Act and is not currently eligible to report under the multijurisdictional disclosure system, the Company will incur significant legal, accounting and other expenses that it did not incur previously. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable securities rules and regulations impose various requirements on public companies in the United States. Senior management of the Company and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase legal and financial compliance costs and will make some activities more time-consuming and costly.

Americas Gold and Silver is an “emerging growth company” and Americas Gold and Silver cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Americas Gold and Silver shares less attractive to investors.

Americas Gold and Silver is an “emerging growth company” as defined in the JOBS Act. Americas Gold and Silver will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which Americas Gold and Silver has total annual gross revenues of $1.235 billion or more; (b) the last day of the fiscal year of Americas Gold and Silver following the fifth anniversary of the date of the first sale of common equity securities of Americas Gold and Silver pursuant to an effective registration statement under the Securities Act(c) the date on which Americas Gold and Silver has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which Americas Gold and Silver is deemed to be a ‘large accelerated filer’ under the Exchange Act.

For so long as Americas Gold and Silver continues to qualify as an emerging growth company, it will be exempt from certain requirements applicable to other reporting companies that are not emerging growth companies, including the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any United States domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its stockholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and such issuer’s financial performance. As a foreign private issuer, Americas Gold and Silver is not subject to such requirements and will not become subject to such requirements even if Americas Gold and Silver ceases to be an emerging growth company, unless Americas Gold and Silver also ceases to be a “foreign private issuer”.

If Americas Gold and Silver qualifies as a “smaller reporting company” or a “non-accelerated filer”, it may also benefit from reduced disclosure requirements, including not being required to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in its annual reports filed under the Exchange Act.

The SEC’s adoption of the “Modernization of Property Disclosures for Mining Registrants,” as codified in Subpart 1300 of Regulation S-K 1300, has created new disclosure requirements for Mineral Reserves and Mineral Resources that could result in increased compliance costs for Americas Gold and Silver and could create ambiguity for issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101.

SEC Industry Guide 7 has been rescinded and replaced by Regulation S-K 1300, which requires SEC reporting companies that are not eligible to use the multijurisdictional disclosure system to disclose specific information related to its material mining operations, including with particularity its mineral resources and mineral reserves. While Regulation S-K 1300 is substantively the same as NI 43-101 (with the primary difference being NI 43-101’s required format, a matter on which Regulation S-K 1300 is silent), the regulatory changes nonetheless would require the Company to update its existing technical reports to disclose mineral reserves and mineral resources, which would result in the Company incurring substantial costs if the Company undertook such updates. The Company has not prepared a technical summary in compliance with Regulation S-K 1300 and there has been little guidance as to the acceptability of such an approach by the SEC with respect to issuers required to comply with both the requirements of Regulation S-K 1300 and NI 43-101. The Company cannot predict the nature of any future enforcement, interpretation, application or potential costs of Regulation S-K 1300. Any further revisions to, or interpretations of, Regulation S-K 1300 or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.

If the Company were to be a ‘‘passive foreign investment company’’, adverse U.S. federal income tax consequences would result for U.S. Holders.

U.S. Holders (as defined below) should be aware that the Company believes it was not classified as a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will likely not be a PFIC for the current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Consequently, there can be no assurance that the Company will not become a PFIC for any tax year during which U.S. Holders own Common Shares.

If the Company is a PFIC for any year during a U.S. Holder’s holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” (“QEF”) election under Section 1295 of the Code (“QEF Election”) or a “mark-to-market” election under Section 1296 of the Code (“Mark-to-Market Election”) with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. Holders should be aware that the Company can provide no assurances that it will satisfy the record-keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules”. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

If the Company were to be a ‘‘controlled foreign corporation’, adverse U.S. federal income tax consequences may result for certain U.S. Holders.

There is a risk that the Company will be classified as a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes. The Company will generally be classified as a CFC if more than 50% of the Company’s outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by “U.S. Shareholders.” For this purpose, a “U.S. Shareholder” is any U.S. person that owns directly, indirectly or by attribution, 10% or more of the voting power or value of the Company’s outstanding shares. If the Company is classified as a CFC, a U.S. Shareholder may be subject to U.S. income taxation at ordinary income tax rates on all or a portion of the Company’s undistributed earnings and profits attributable to “subpart F Income”, may be required to take into account its pro rata share of the Company’s “tested income” and certain other amounts in determining such U.S. Shareholder’s global intangible low-taxed income, and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of Common Shares, to the extent of the Company’s current and accumulated earnings and profits attributable to such Common Shares. The CFC rules are complex and U.S. Shareholders of Common Shares should consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

Proposed legislation in the U.S. Congress, including changes in U.S. tax law, and the Inflation Reduction Act of 2022 may adversely impact the Company and the value of the Common Shares.

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of Common Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the Common Shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of Common Shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation purchasing such stock. It remains unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of Common Shares.

Cybersecurity risk.

The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company’s data, systems and networks, any of which could have adverse effects on the Company’s reputation, business, results of operations, financial condition and share price.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company’s systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Conflicts of interest.

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

International Conflict.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business, financial condition, and results of operations. The extent and duration of the current Russia-Ukraine conflict and conflict in the middle east and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Report, the consolidated financial statements of the Company or MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Company, and third parties with which the Company relies on or transacts, may materialize and may have an adverse effect on the Company's business, results of operation, and financial condition.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Americas Gold and Silver was incorporated as Scorpio Mining Corporation (“Scorpio Mining”) pursuant to articles of incorporation dated May 12, 1998, under the Canada Business Corporations Act (“CBCA”) with authorized share capital of an unlimited number of Common Shares. On December 23, 2014, a merger of equals transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined company changed its name to Americas Silver Corporation (“Americas Silver”) by way of articles of amendment dated May 19, 2015. On April 3, 2019, Americas Silver completed its acquisition of Pershing Gold Corporation (“Pershing Gold”) pursuant to a plan of merger under Nevada law (the “Pershing Gold Transaction”). Following the completion of the Pershing Gold Transaction, the Company changed its name to “Americas Gold and Silver Corporation” pursuant to articles of amendment dated effective September 3, 2019. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8.

Three Year History

Fiscal 2021

On January 11, 2021, the Company announced that Relief Canyon had declared commercial production effective that day with the sustained operation of the large radial stacker which satisfied the required stacking rates following first gold pour in February 2020.

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 Common Shares at a price of C$3.31 per share for aggregate gross proceeds of approximately $26.7 million (C$33.94 million), which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters for the offering. The net proceeds were used for working capital purposes at Relief Canyon, development and exploration at the Galena Complex, care and maintenance at the Cosalá Operations, debt repayments, and working capital and other general corporate purposes.

On April 29, 2021, the Company issued a C$12.5 million secured convertible debentures to Royal Capital Management Corp. (“RoyCap”) due April 28, 2024 (the “Convertible Debentures”) with interest payable at 8% per annum, repayable at the Company’s option prior to maturity subject to payment of a redemption premium, and convertible into Common Shares at the holder’s option at a conversion price of C$3.35. The Convertible Debentures are secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries. The net proceeds raised from the Convertible Debentures were used in connection with capital requirements relating to the reopening of the Cosalá Operations, repayment of shorter-term debt obligations, the ramp-up at Relief Canyon and for working capital purposes.

On November 12, 2021, the Company amended its existing Convertible Debentures by increasing the principal balance by C$6.3 million to a total principal balance of C$18.8 million, in addition to amending its conversion price of C$3.35 to C$1.48 (based on a 35% premium to the 5-day VWAP), and the terms of its retraction option from a retraction of C$0.3 million cumulative per month to a retraction of C$0.45 million cumulative per month. All other material terms of the Convertible Debentures remained unchanged. The net proceeds raised were used for the reopening of the Cosalá Operations and working capital purposes.

On May 17, 2021, the Company announced that because of the differences observed between the modelled (planned) and mined (actual) ore tonnage and the carbonaceous material identified in the early phases of the mine plan, an impairment charge of $55.6 million was taken in Q1-2021, reducing the carrying value of the Relief Canyon mineral interest, and property, plant, and equipment. An additional reduction of $23.0 million was taken to inventory in Q1-2021 because of the decreased recovery expected from gold ounces already placed on the leach pad.

On May 17, 2021, the Company announced it had entered into an at-the-market offering agreement with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $50.0 million (the “ATM Program”). The ATM Program terminated on February 28, 2022, approximately 44.1 million Common Shares were sold pursuant to the ATM Program with an average price per share of approximately $1.01 for gross proceeds of approximately $44.4 million.

On July 7, 2021, the Company announced that it had signed an agreement with the federal Mexican Ministries of Economy, Interior and Labour committing along with certain union representatives to a reopening at the Cosalá Operations shut since early 2020 by the illegal blockade.

In July 2021, the Company was served with a statement of claim filed in the Ontario Superior Court of Justice to commence a proposed class action lawsuit against the Company and its Chief Executive Officer (the “Securities Action”). Pursuant to the Securities Action, the representative plaintiff sought damages of C$130 million in relation to the Company’s public disclosure concerning its Relief Canyon mine. The Company maintained that the complaint against it was unfounded and without merit. In November 2022 the Court found for the Company, that the plaintiff failed to present credible evidence to establish a reasonable possibility that the action could be resolved in the plaintiff’s favour and fully and finally dismissed the Securities Action.

On August 13, 2021, the Company and the Board of Directors (the “Board”) temporarily suspended mining operations at Relief Canyon while continuing leaching operations and ongoing technical studies in order to prioritize capital for the Cosalá Operations re-opening and the Galena hoist replacement.

In December 2021 the Cosalá Operations resumed commercial production following the signing of an accord with a Mexican labour union signed by the Mexican Ministries of Economy, Interior and Labour in July 2021 and recalling workers in September 2021. The Los Braceros mill ramped up to nameplate production in December 2021. Concentrate shipments resumed with a return to revenue and cash flow generation in Q4-2021.

Fiscal 2022

On January 24, 2022, the Company hosted the official opening ceremony for the Cosalá Operations which was attended by the Mexican Minister of Economy, the Governor of the State of Sinaloa and the Cosalá Mayor.

During fiscal 2022, the Company closed quarterly non-brokered private placements with Sandstorm Gold Limited (“Sandstorm”) for total gross proceeds of $9.9 million through issuance of approximately 15.2 million of the Company’s common shares.

On October 20, 2022, the Company amended the Convertible Debentures by increasing the principal balance by C$7.0 million to a total outstanding principal of C$25.8 million, in addition to amending its interest rate of 8% per annum to 9.5% per annum, its conversion price of C$1.48 to C$1.00, and the terms to its retraction option retractable at a cumulative C$0.45 million per month to a cumulative C$0.5 million per month.

On November 30, 2022, the Company announced that the Galena Complex and its unionized workers ratified a new 3-year collective bargaining agreement effective November 17, 2022. Unionized workers at the Cosalá reviewed and ratified their collective bargaining agreement, effective May 1, 2022 with yearly and biannual reviews, as per the Mexican Labour Laws. This local union, which has been representing some Company’s unionized workers for a number of years, is different from the SMN Union that originated the 2020 illegal blockade at the Cosalá Operations. These agreements support continued stable operations during a period of forecasted production growth.

Fiscal 2023

On January 11, 2023, the Company provided a production update for the silver equivalent production noting that the silver equivalent production of 5.3 million ounces exceed the silver equivalent guidance range of 4.8-5.2 million ounces for the completed year 2022.  It was also announced that the Galena Hoist had been put in place prior to year-end with shaft repairs to start following the completion of electrical work and commissioning.  Further the instillation was completed as of the end of Q3.

On February 26, 2023 the Company and Sandstorm amended the April 3, 2019 Precious Metal Purchase Agreement (the “Purchase Agreement”) to increase the advance payment payable to the Company by an additional $11 million.  On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Cosalá Operations and Galena Complex.  The royalty reduces to 0.2% on attributable production from the Cosalá Operations and Galena Complex after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On April 11, 2023, a tragic accident occurred at the Galena Complex resulting in a fatality.  MSHA completed investigation in October 2023 and issued two citations relating to a fall of ground in a working area of the mine.

On June 21, 2023, the Company’s issued an additional secured convertible debenture to Delbrook Capital Advisors (“Delbrook”) under the Company’s existing Convertible Debentures, increasing the principal balance by C$8.0 million to a total of C$24.3 million outstanding at the end of the second quarter. The Company also amended the interest payable to 11% per annum, the conversion price to C$0.80, and extended the term of the maturity to July 1, 2024 with mutual option to extend by incremental calendar quarters up to April 28, 2025, among other terms. On October 30, 2023, the Company amended the convertible debenture held by Delbrook by increasing the principal by C$2.0 million with all other material terms unchanged. On November 13, 2023, the Company and Delbrook agreed to amend the terms of the existing 3,500,000 common share purchase warrants (“Warrants”) held by Delbrook and affiliates to amend the exercise price from C$0.80 per warrant to C$0.55 per Warrant. The Warrants expire on June 21, 2026, and contain customary anti-dilution provisions, as well as customary blocker language regarding becoming a control person without required shareholder and TSX approvals. The convertible debenture’s outstanding balance was reduced to C$24.0 million as of December 31, 2023, through additional retractions of C$2.3 million settled through issuance of approximately 5.9 million of the Company’s common shares.

Subsequent to Fiscal 2023

On March 21, 2024, the Company amended the Purchase Agreement with Sandstorm for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2026+). The first calendar quarter advance of $3.25 million was drawn in full in March 2024.

On March 27, 2024, the Company completed an equity offering of 26,000,000 units at a price of C$0.30 per unit for total gross proceeds of C$7.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of C$0.40 for a period of three years.

The Company had an adjusted working capital deficit of $22.8 million as at December 31, 2023. Working capital of $38.2 million was negatively impacted by the classification of the Company’s convertible debenture to current liabilities due to a late signing by the associated parties of a quarterly term extension permitted under the agreement. In addition, the working capital deficit contains certain items that would not be settled in cash, specifically the derivative instruments, the metal contracts liability (balancing fixed deliveries noted above), and shares pending issuance. The adjusted working capital deficit would have been $8.6 million after adjusting for these items and the convertible debenture classification. The Company has received the quarterly extensions for both Q4-2023 and Q1-2024 and, as a result, this classification is expected to be reversed to long-term debt in the Q1-2024 financial statements.

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (http://www.americas-gold.com).  The content of the Company’s website and information accessible through the website do not form part of this Annual Report.

B. Business Overview

Overview

The Company is a precious metals producer with two operations in some of the world's leading silver mining regions: the Galena Complex in Idaho, U.S.A. and the Cosalá Operations in Sinaloa, Mexico. The Company owns the Relief Canyon project in Nevada, U.S.A.which is currently in a status of care & maintenance following a suspension of mining activities in August 2021.

In Idaho, U.S.A., the Company operates the 60%-owned producing Galena Complex (40% owned by Sprott) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex. The continuing goal of the joint venture agreement is to support the rejuvenation of the mine’s infrastructure while growing the mineral reserve base through exploration and operate the mine safely and profitably.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which is currently producing from the San Rafael orebody having declared commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine which began commercial production after commissioning the Los Braceros processing facility in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

In Nevada, U.S.A., the Company has put the 100%-owned, Relief Canyon mine located in Pershing County into care and maintenance. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a crusher, ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and continuing on the path to profitability at the Galena Complex. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and the Board are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.

Specialized Skill and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, metallurgy, engineering, logistical planning and implementation of programs as well as finance and accounting and legal/regulatory compliance. While competitive conditions exist in the industry, the Company has been able to locate and retain employees and consultants with such skills and believes it will continue to be able to do so in the foreseeable future. See “Item 3.D - Risk Factors – Labour Relations, Employee Recruitment, Retention and Pension Funding”.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have significant financial resources and technical facilities for the acquisition and development of, and production from, mineral interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire viable mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Business Cycles

The mining business is highly cyclical. The marketability of minerals and mineral concentrates is also affected by global economic cycles. The ultimate economic viability of the Company’s projects is related and sensitive to the market price of gold and silver as well the market price of by‐products such as zinc, lead and copper. Metal prices fluctuate widely and are affected by numerous factors such as global supply, demand, inflation, exchange rates, interest rates, forward selling by producers, central bank sales and purchases, production, global or regional political, economic or financial situations and other factors beyond the control of the Company.

Sources and Availability of Raw Materials

All of the raw materials the Company requires to carry on its business are available through normal supply or business contracting channels. The Company has not experienced a shortage of availability of raw materials or significant price volatility.

Environmental Protection

The Company’s mining, exploration and development activities are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property with regard to matters including water quality, air quality, wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation. Changes in any applicable governmental regulations to which the Company is subject or inconsistent application of these regulations, may adversely affect its operations. Failure to comply with any condition set out in any required permit or with applicable regulatory requirements may result in the Company being unable to continue to carry out its activities. The impact of these requirements cannot accurately be predicted.

Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The Company uses assumptions about future costs, including inflation, prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. Details and quantification of the Company’s reclamation and closure costs are discussed in the annual financial statements for the years ended December 31, 2023, 2022 and 2021 contained in this Annual Report (see “Note 4 – Significant Accounting Judgments and Estimates – Decommissioning Provision”) and see “Item 5.A – Operating Results (see “Accounting Standards and Pronouncements - Significant Accounting Judgements and Estimates – (iii) Decommissioning Provision”)”. See also “Item 3.D - Risk Factors – Government Regulation and Environmental Compliance”.

The Company is focused on strengthening monitoring, controls and disclosure of environmental issues that affect employees and the surrounding communities. Through proactive public engagement, the Company continues to gain a better understanding of the concerns of area-wide citizens and regulators and continues to work collaboratively to identify the most reasonable and cost-effective measures to address the most pressing concerns.

Changes to Contracts and Economic Dependence

The Company’s cash flow is dependent on delivery of its ore concentrate to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on periodic deliveries. The Company may sell its concentrate to a metal trader while it is at the smelter in order to help manage its cash flow. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in smelter provider capabilities could severely impact the Company’s capital resources. Although the Company sells its concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

A description of the principal markets in which the Company competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, is discussed in the annual financial statements for the years ended December 31, 2023, 2022 and 2021 contained in this Annual Report (see “Note 20 – Revenue”) and (see “Note 26 – Segmented and geographic information, and major customers”).

C. Organization Structure

The following diagram illustrates the intercorporate relationships among Americas Gold and Silver and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

D. Property, Plants and Equipment

The Company has not estimated mineral resources and mineral reserves pursuant to the SEC's mining disclosure rules under Regulation S-K Subpart 1300 (S-K 1300).

The Company’s geographic focus is in the Americas with two currently operating mines material to the Company: the San Rafael mine at its Cosalá Operations in Mexico, the Galena Complex in Idaho, USA.  The Relief Canyon Mine in Nevada, USA is currently on care and maintenance.

Figure 1 – Location of Properties

The following table summarizes our aggregate metal quantities produced for the last three years:

	Year Ended December 31,
	2023	2022	2021[3,4]
Silver (oz)[1]	2,043,053	1,308,201	61,001
Zinc (lb)[1]	34,084,119	39,319,795	4,164,185
Lead – (lb)[1]	20,539,540	24,606,674	1,672,806
Total Silver Equivalent ($/oz)[1,2]	4,589,107	5,253,847	433,456

(1)

Throughout this Annual Report, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(2)	Throughout this Annual Report, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
(3)

Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil from Q2-2020 to Q3-2021 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

(4)	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Item 5.A – Operating Results - Accounting Standards and Pronouncements” section for further information.

All scientific and technical information in this section has been reviewed and approved by Chris McCann, P. Eng., a current member of Company management, who is a “qualified person” for the purposes of S-K 1300.

All references to Americas Silver, Americas Gold or Americas or any of its subsidiaries or predecessor companies in this section are to the Company.

Property Overview

Information concerning our material properties is located in this Item 4.D. under the headings “Galena Complex, U.S.A.” and “Cosalá Operations, Mexico”.  Because the Company has not determined any mineral reserves pursuant to S-K 1300, all properties, including our material properties are exploration stage for the purposes of that regulation.

Relief Canyon Mine, U.S.A.

Americas Gold and Silver is the owner of the Relief Canyon mine, which is currently on care and maintenance.  The Relief Canyon project is located on the southwestern flank of the Humboldt Range near Lovelock, Nevada, U.S.A. The Relief Canyon mine consists of an open pit mine and an absorption, desorption and recovery processing plant. The center of the Relief Canyon property is located at approximately 40° 12’ 15” North latitude and 118° 10’ 13” West longitude.

The Relief Canyon mine is 100% owned and operated by the Company’s wholly owned subsidiaries, Pershing Gold and Gold Acquisition Corp. Relief Canyon has all state and federal permits necessary to begin mining and heap leach processing operations. Mineralization at the Relief Canyon mine is primarily found in three mineral zones that are structurally controlled and characterized by distinctive host rocks. From structurally lowest to highest, the zones are the Jasperoid Zone, the Lower Zone, and the Main Zone. The Main Zone hosts the bulk of the current and historical gold resources at Relief Canyon, while the Lower and Jasperoid zones are newly discovered mineral zones encountered below the Main Zone in the North Target area. Quartz illite+fluorite+kaolinite alteration is associated with gold mineralization in all three of these mineral zones. Recognition of these three zones has provided the context for evaluating data from metallurgical testing, and for the selection of metallurgical test samples.

As a result of an Asset Purchase Agreement (“APA”) dated January 13, 2015, by and between Pershing Gold and its wholly owned subsidiary Gold Acquisition Corp. (“GAC”) as buyer, and Newmont USA Limited (“Newmont”), and the actions taken to effectuate the terms of the APA, the property currently consists of approximately 12,100 acres and includes 391 unpatented lode mining claims, 120 unpatented millsite claims, and approximately 4,373 acres of leased or subleased private mineral rights (fee land).  On April 3, 2019, Americas Silver completed its acquisition of Pershing Gold Corporation (“Pershing Gold”) pursuant to a plan of merger under Nevada law (the “Pershing Gold Transaction”) and following the completion of the Pershing Gold Transaction, the Company changed its name to “Americas Gold and Silver Corporation” pursuant to articles of amendment dated effective September 3, 2019.

Relief Canyon is currently on care and maintenance as the Company focuses on the operating Galena Complex and the Cosalá Operations, the Company is evaluating all strategic options regarding Relief Canyon. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a newly constructed crushing and ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

Galena Complex, U.S.A.

General

Americas Gold and Silver is the operator of the Galena Complex located in the eastern part of the Coeur d’Alene Mining district, one of the preeminent silver, lead and zinc producing areas in the world, near the base of the panhandle of northern Idaho, U.S.A. The Galena Complex consists of the Galena mine, the Galena processing plant, the Osburn tailings impoundment, the idle Coeur mine and Coeur processing plant (currently on care and maintenance) and the Caladay exploration property.

The Galena Complex is owned 60% by Americas Gold and Silver and 40% by Mr. Eric Sprott (2176423 Ontario Ltd.) as announced in the September 9, 2019 press release regarding the strategic Joint Venture Agreement to recapitalize the mining operations. Americas Gold and Silver owns and operates the Galena Complex through its wholly owned subsidiary, U.S. Silver Idaho Inc.

The Galena Complex is subject to applicable environmental regulations including environmental compliance. Necessary operating and environmental permits for current operations are in place or are in the process of being duly applied for.

The Company has not estimated mineral resources or mineral reserves in accordance with S-K 1300.  Information regarding estimated mineral resources or mineral reserves in accordance with NI 43-101 are not contained herein as such estimates were not made in accordance with S-K 1300.  The Company commenced extracting minerals prior to determining mineral reserve estimates in accordance with S-K 1300.

The total book value of the property and its associated plant and equipment is $73.5 million.

USA
Canada
Spokane
MO
Missoula
Helena
WA
90
IDAHO
15
OR
Idaho Falls
WY
Boise
84
NV
UT
N
Kellogg
90
Tailings Impoundment
Osburn
Silverton
Coeur
Galena
Wallace
Caladay
Mullan
90
0
3
miles

Figure 2 – Galena Location Map

Property Description, Location and Access

The Galena Complex is located in the Coeur d’Alene Mining District in Shoshone County, Idaho, a prolific silver producing district since the mid-1800s, located two miles west of the town of Wallace. Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east. The property is about 1 mile south of Interstate Highway I-90.

The property covers 8,915 acres, over an area about 9 miles long east to west, and 2 miles wide north to south. The Galena Shaft is located near the center of the property and lies at 47° 28’39” N latitude and 115° 58’01” W longitude, with a collar elevation of 3,042 feet above sea level.

The property is a combination of patented, unpatented and fee lands that are owned or leased by the Company’s subsidiaries. The total area covered by all the land owned, controlled or leased by the Company is 8,915 acres. All properties are in good standing with respect to title and current taxes. Net smelter return royalty agreements exist on some leased properties, but no production has been realized from any of the leased claims, and none is contemplated in the life of mine plan (“LOMP”). All necessary operating and environmental permits are current. All extraction, is on patented mining claims owned by the Company.

Americas Silver’s land position is a combination of patented, unpatented and fee lands that are either owned by Americas Silver or leased.  The claims have been legally surveyed and are in good standing with U.S. Bureau of Land Management. Americas Silver owns 1,164 acres of fee ground, 125 patented claims for 2,179 acres, and 137 unpatented claims for 2,147 acres.  All mineral deposits are within owned or controlled land and no mineral deposits are located within any leased areas and there is no extraction contemplated under the current Mine Plan in respect of these areas.  The material properties described have been confirmed as required by a title review and applicable maintenance fees on unpatented claims and property taxes on patented parcels were paid-up as of the date of this report.

Figure 3 – Galena Property and Claim Position

All the centers of population and Americas Gold’s property are accessible by main highways, hard surfaced roads or well-graded gravel roads. Personnel are sourced from nearby towns and cities.

The Company has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. The Company has the necessary processing facilities and holds sufficient surface rights to conduct its operations.

History

The Galena Complex is situated in the center of the Coeur d’Alene Mining District of North Idaho. Placer gold was first discovered in the district in 1858. By 1860, the gold-rush prospectors had also discovered the silver-lead veins in the district.

Prior to Americas Gold and Silver, companies owning all or part of the Galena Complex properties at various times since 1887 have included Killbuck Mining, Galena Mining, Callahan Mines, Federal Mining and Smelting, Vulcan, ASARCO, Day Mines, Coeur d’Alene Mines, U.S. Silver, and U.S. Silver and Gold Inc.

Since 1953, the Galena and Coeur Mines have yielded approximately 238 million ounces of silver, 165 million pounds of copper and 206 million pounds of lead from 12.8 million short tons of combined silver-copper and silver-lead ore. More than 80% of the total silver has come from the Galena mine.

The Galena mine has a long history dating back to 1887, but the modern history and mining commenced in 1947 under the management of ASARCO. From 1953 to 2013 the Galena mine primarily mined silver-copper ore with minor production of silver-lead ore. Beginning in 2014, silver-lead ore became the predominant ore type.

Total production from the Galena mine from 1953 to the end of 2015 was approximately 189.5 million ounces of silver from 9.3 million short tons of ore. Average grade of the silver-copper ore was 21.3 opt Ag and 0.72% Cu. Average grade of the silver-lead ore was 5.1 opt Ag and 6.0% Pb. This excludes production from the Coeur mine, which is now part of the Galena Complex.

The Coeur mine shaft was collared in 1963 by Coeur d’Alene Mines. The mine produced continuously from 1976 through 1991, and again from 1996 through 1997. The total production from the Coeur mine sent to the process plants was approximately 40.5 million ounces of silver from 2.5 million short tons of ore. Average ore grades were 16.5 opt Ag and 0.67% Cu.

The Coeur mine was put on care and maintenance from 1997 to 2007, when work was begun to rehabilitate the Coeur mine 3400 Level and later the Coeur shaft. The Coeur mill was re-started in September 2007 to process silver-lead ore from the Galena mine. By early 2008, silver-lead ore was trammed from the Galena mine 3700 Level to the Coeur Shaft (Coeur 3400 Level) and was hoisted up the Coeur shaft for processing at the Coeur mill. During 2012, the Coeur mine was rehabilitated for mining, which started in September 2012, but underground work ceased in 2014.

The Caladay property began in the mid-1960s as a joint venture involving Callahan Mining, ASARCO, and Day Mines (hence the name “Caladay”). The joint venture sank a 5,100-foot shaft during the early 1980s on the east end of the Coeur d’Alene Silver Belt, just east of the Galena property. From the 4900 Level of the Caladay shaft an exploration drift was developed east and west. The western drift intersects the Galena mine’s 4900 Level.

The joint venture was purchased by Coeur d’Alene Mines Corp in the 1980s. The Caladay shaft and workings are currently used as ventilation exhaust for the Galena workings.

Geology and Mineralization

The Galena Complex and most other deposits of the Coeur d’Alene Mining District are hosted by metamorphosed Precambrian sedimentary rocks which are part of the Belt Supergroup. The strata are composed primarily of fine-grained quartz and clay (the clay now metamorphosed to fine-grained white mica, or sericite). Three major rock types are generally recognized; vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand, siltite-argillite, which is silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

Mineralization at the Galena Complex occurs in steeply dipping fissure filling veins, and in wide disseminated zones, all occurring near four major fracture systems and three major faults. The veins generally strike east-west and northeast-southwest, and range in thickness from a few inches to over fifteen feet.

The vein mineralization is of two distinct types: silver-copper mineralization containing tetrahedrite and lesser chalcopyrite as the principal economic minerals; and silver-lead mineralization dominated by argentiferous galena. Gangues in both types are mainly siderite, with varying amounts of pyrite and quartz. The silver-lead mineralization occurs both as well-defined, steeply-dipping, relatively narrow veins, and as wider zones of disseminated and stringer mineralization. The latter type occurs predominately in the eastern part of the property, in the Caladay Zone, on and adjacent to the former Caladay property.

Exploration

Since the early 1950s, year-end reserves at the Galena Complex have only indicated a mine life ranging from three to nine years. Diamond drilling combined with sound geologic interpretation and development must be ongoing to replace ore reserves as they are mined.

The objectives of the current exploration program at the Galena Complex are to discover new high-grade veins and ore shoots in areas that already have nearby development, explore for new large veins in unexplored or under explored areas, and to systematically replace reserves as they are mined. At the present time the majority of the effort and budget is being put into the Galena Mine. As silver-lead ore has historically been less-emphasized by previous operators, there is very good potential to add to resources and reserves by exploring for silver-bearing galena veins. Recent drilling on the 5200 and 5500 Levels extended mineralization more than 600 feet below current workings. Current drilling on the 4600 Level seeks to increase reserves in the 360 Complex while efforts on the 4900 Level seek to define mineralization in the Caladay Zone to the east of existing producing areas.

Drilling

Drilling for exploration, delineation and development has been performed with diamond core drills for many years. Americas Gold primarily employs Hagby drills for both delineation and exploration drilling.

Diamond drilling logs completed since the early 1950s are on file at the geology office located at the Galena Mine. Drill logs are kept as paper logs and data from the paper logs is also entered into an electronic database for use in mine planning software.

Recent exploration has focused on expanding the mineralized footprint within the Galena Mine Complex. Since this program began in November 2019, nearly 200,000 feet have been drilled from platforms on the 2400, 3200, 3700, 4300, 4900, 5200 and 5500 levels of the Galena Mine and the 3400 Level of the Coeur Mine. Positive drilling results have driven significant down dip extensions of the 72, 175, 185 and 291 veins, and led to the discovery of the Silver Vein Extension. Known veins in the 360 Complex were extended both up and down dip and several new veins were identified south of the complex. In addition, drilling conducted from the Coeur 3400 Level extended both the 400 and 425 veins substantially down-dip.

Galena Complex had 4,094 diamond drillholes completed as of June 30, 2022. The database contains more than 58,000 samples with assay values from the diamond drillholes. The database also includes 27,549 channel sample locations with 65,667 individual samples.

Sampling, Analysis and Data Verification

Most samples are sent to American Analytical Services (“AAS”) in Osburn, Idaho. AAS assays on a contract basis for Galena and other clients (including mining/exploration companies), and owns the laboratory building and the assaying equipment. AAS is independent of Americas Gold.

There is no sample preparation (except core splitting) or laboratory facility at the Galena Mine. No officer or director or employee of Americas Gold is involved in AAS’s operations or in sample preparation or assaying, after the samples arrive at the assay laboratory.

The AAS laboratory is an ISO-17025 accredited Laboratory (similar to ISO-9000, but with an added level of quality management). Standardized written procedures are used by AAS, and commercially-prepared standard pulps are used.

The core samples, rock chip, channel and select samples are placed in bags with identification tags and are tied closed at the sample site. The samples are placed in a designated area in the mine yard until they are transported to the assay lab. The samples and a submittal sheet are transported daily by mine employee to the AAS laboratory. The sample tags in the bags and the submittal sheet indicate a unique number for each sample and the elements that are to be analyzed.

The AAS laboratory has a capacity of about 200 samples per day, but the Galena Complex typically generates fewer than 100 samples per day. Typically, Galena Complex samples are received at the lab late in the day, placed in the oven for overnight drying then assayed beginning early the following morning, so that results are available in the afternoon.

Upon arrival at the lab, samples are compared to the submittal sheet and placed in drying ovens to dry overnight at a temperature of approximately 65 degrees Celsius. Samples are emptied from sample bags into the jaw crusher, then run through a second time resulting in a sample size of approximately 1.2 inches. The sample is then run through a cone crusher reducing the size to about 50% passing a 10 mesh screen. The sample is then split using a Jones riffle splitter until a sample of approximately 200 grams is obtained. The rejected portion of sample is returned to original sample bag. The 200 gram sample is ring pulverized (8 inch bowl) for 45 seconds, the resulting pulp usually passes a 140 mesh screen at about 90%. About 125 grams of pulp is placed in a sample envelope and sent to the fire assay room. The ring pulverizer is cleaned between each sample with silica sand to prevent contamination. Barren rock is run through the crushers once a day and this sample is assayed as a sample blank. A second split is made on one sample for every twenty that are prepared and this is assayed as a prep duplicate.

Galena samples sent to AAS are analyzed primarily by atomic absorption (“AA”) and occasionally by inductively coupled plasma (“ICP”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Occasionally other elements are analyzed including zinc, antimony, and iron values. Those measuring over 40 opt Ag are also fire-assayed for silver, and the fire assays are used in calculations in preference to AA results for the same sample. Higher grade lead samples are re-assayed using titration techniques. Occasionally gold determinations are made using fire assay.

For fire assay at AAS, one-half assay short ton of channel sample or drill core sample is weighed into a 30 gram crucible with approximately 100 grams of standard flux mixture and a litharge cover. Twenty samples are fired at a time, which includes a pulp duplicate and a control sample. Lead buttons are cupelled in either composite or bone ash cupels. Dore beads are weighed and then parted with (1 to 3) nitric acid, decanted, washed with a weak ammonia wash, annealed and weighted.

After samples have been assayed, they are boxed with proper identification and stored for two months at the laboratory. Pulps from diamond drill core are collected by Galena staff and stored for no less than 2 years at a separate storage area.

Galena has a QA/QC regimen which meets industry standards. Since 2019, approximately 5% of submitted samples have been standards, blanks or duplicates.

The QA/QC program does not include blind submittal of duplicate core or channel samples. This is due to the fact that most drill core samples are submitted as full core (i.e. not split) and the extra time required to collect duplicate channel samples is not considered to be worthwhile for the minor improvement of results.

The security and sample preparation are of acceptable quality for generation of data for use in resource and reserve estimation, subject to the minor qualifications stated in each sub-section above.

Mining Operations

The current mining methods used at the Galena Complex are conventional cut and fill and mechanized cut and fill. Conventional cut and fill is done using the overhand method, utilizing hydraulically placed tailings (“sand fill”) as backfill, typically without the addition of cement. Mechanized cut and fill is done using both overhand and underhand methods. In the case of the overhand method, sand fill is used as backfill, typically without the addition of cement. For the underhand method, cement is typically added to the sand fill in order to provide the required strength to work underneath the placed backfill. Ore is hauled to either the #3 shafts via tracked locomotives and rail cars. Ore is loaded into the rail cars directly via ore chutes in stopes, pneumatic cavos, or in mechanized stoping areas, by diesel scooptrams/Load Haul Dump equipment. Waste associated with primary and secondary development is typically kept underground and placed as fill in old headings and open stopes. As needed, it can be hauled to the shaft, skipped to surface and placed on the existing surface waste rock storage facility. Material is currently skipped to surface from several levels of the mine using the #3 Shaft and the 3400 level of the Coeur Shaft. The Coeur mine is currently on care and maintenance. The Coeur shaft is used for ventilation purposes, it provides an alternative means of egress and it is currently being used to hoist waste rock to surface.

Processing and Recovery Operations

The Galena Complex consists of two processing plants, Galena and Coeur. The Coeur plant has been on care and maintenance since April 2016. The Galena processing plant follows a conventional flowsheet:

•	Crushing and Screening
•	Grinding and Classification
•	Flotation Concentration
•	Concentrate Dewatering
•	Tailings Pumping for Sand Fill
•	Tailings Pumping to Osburn Tailings Storage Facility

Overall recoveries achieved in 2023 production at the Galena processing plant were approximately 98% for silver and 94% for lead. Although only a silver-lead concentrate is currently produced, the LOMP does include future mining from the silver-copper veins, at which time a silver- copper concentrate may be produced again.

Infrastructure, Permitting and Compliance Activities

The Galena Complex has produced for over 130 years with only minor interruption. There are four shafts on the property of which the Galena, #3 and Coeur are equipped for hoisting. The #3 shaft currently serves as the main production hoist.

Surface facilities other than the processing plants at both the Galena and Coeur Mines include compressor houses, mine dry, mine and administrative offices, warehouses, timber framing yard, parking areas, hoist houses and headframes, a core storage facility, electrical power lines and substations for both mines and a modern telecommunications system.

Primary utilities for the Galena Complex include fixed installations for main and auxiliary ventilation, water pumping systems, emergency electricity generation, electrical distribution and a clean water supply. In addition, there are mine and surface water treatment circuits.

The Galena plant was originally constructed in 1922, with a capacity of 100 tons per day (“stpd”). ASARCO expanded the mill capacity to 385 stpd in 1955, and then to 440 stpd in 1959, and finally to the present day capacity of 700 stpd in 1969. The grinding and flotation circuits were renovated in 1981 and 1986. Since 1986 the primary processing circuits have remained unchanged however the component equipment has remained in operating condition through a rigorous program of preventative maintenance and selective capital replacement.

The Coeur processing plant, which has a capacity of approximately 550 stpd, was constructed in 1976. The processing plant is currently on care and maintenance and all capital equipment and related facilities remain in operable condition. Prior to operations at the Coeur plant being suspended all equipment was maintained in operating condition through a rigorous program of preventative maintenance and selective capital replacement.

The #3 and Coeur Shafts are currently in operation and the underground development and infrastructure required to access and utilize these shafts as well as to access any production areas is maintained in good operating condition and is constantly inspected and kept in a safe and operable condition.

The tailings storage facility, known as the Osburn Tailings Impoundment, is located adjacent to the town of Osburn, approximately 2 miles from the Galena processing plant.

Americas Gold has all required operating and environmental permits to operate the Galena Complex. There are no known issues in terms of environmental, permitting, legal, title, tax, socio-economic, marketing, political, or other relevant issues that could materially affect the operation of the mine.

A National Pollutant Discharge Elimination System (NPDES) permit was issued in June 2019 and is in effect from August 2019 to July 2024 and is in the process of being duly extended. No air permits are required for the Galena operation. The Galena Complex is considered a Conditionally Exempt Small Quantity Generator in terms of hazardous waste (“CESQG”). The Osburn Tailings Impoundment has approximately 20 years of storage capacity.

Capital and Operating Costs

Capital cost estimates for the Galena Complex are based on reserves determined in accordance with NI 43-101. No reserves have been determined in accordance with S-K 1300.  The sustaining capital costs total $78 million over a 7-year mine life, including mine development, mine/plant infrastructure, equipment costs, plant costs and tailings management.

In addition to sustaining capital costs, reclamation and closure costs are estimated at $5.86 million. This estimate covers reclamation and closure of the Osburn Tailings Impoundment, re-sloping and vegetation of the waste dumps and other surface disturbances and ongoing site monitoring.

Operating costs are based on recent operating history and average approximately $26 million per year. The table below shows the unit operating costs.

Galena Complex	$/tonne
Operating Costs	Processed
Mining	121.27
Processing	16.54
Exploration	2.21
G&A	55.13
Total Operating Cost	195.15

Exploration, Development and Production

The Company continues to actively drill and explore at the Galena Complex (60% interest) in an effort to increase overall mineral resources and convert existing mineral resources to mineral reserves and higher confidence mineral resources.

The Phase 2 drill program at the Galena Complex began in late August 2021. Initial drilling traced the recently discovered Silver Vein Extension to 800 feet below the 5500 Level, and extended the adjacent 175 and 185 Veins to similar depths. Other targets include the 360 Complex between the 4300 and 4900 Levels, the 291 Vein on the 5500 Level and shallow mineralization above the 2400 Level.

Ongoing development of the 5500 Level drift extended access to the east for exploration as well as near term production from the 291 Vein. The 3700 incline was driven through to the 3400 Level allowing production to start from the 210 Vein. Development at the east end of the 4300 Level has started as part of the plan to initiate ore production from the Upper 360 Complex beginning in Q1 2024. The Recapitalization Plan as originally outlined was completed in mid-2023 when the replacement Galena Hoist was installed and commissioned. Upon completion of the Galena Hoist commissioning an inspection of the Galena Shaft was undertaken and a 120 foot section of the shaft was found to be badly damaged and requires repair prior to putting the Galena Shaft back into operation. The Company has identified Moran Mining and Tunnelling to complete the shaft repair with work expected to begin in Q3 2024 and completed during Q4 2024.

Cosalá Operations Mexico

General

Americas Gold and Silver is the owner of the Cosalá Operations located in the east-central portion of the state of Sinaloa, Mexico. The Cosalá Operations consists of the San Rafael mine, the Los Braceros processing plant and tailings storage facility, the EC120 Project, and the past producing Nuestra Señora mine.

The Cosalá Operations is 100% owned and operated by Americas’ wholly owned subsidiaries, Platte River Gold Inc. (“Platte River Gold”), Minera Platte River Gold S. de R.L. de C.V. (“Minera Platte”) and Minera Cosalá S.A. de C.V. (“Minera Cosalá”).

The Cosalá Operations are subject to applicable governmental regulations including environmental compliance. Necessary operating and environmental permits for current operations are in place or are in the process of being duly applied for renewal.

The Company has not estimated mineral resources or mineral reserves in accordance with S-K 1300.  Information regarding estimated mineral resources or mineral reserves in accordance with NI 43-101 are not contained herein as such estimates were not made in accordance with S-K 1300.  The Company commenced extracting minerals prior to determining mineral reserve estimates in accordance with S-K 1300.

The total book value of the property and its associated plant and equipment is $51.6 million.

Figure 4 – Cosalá Location

Property Description, Location and Access

The San Rafael mine and EC120 Project are located in the Cosalá district, east-central Sinaloa, Mexico. Some of the concessions that form the property extend into adjacent Durango. Cosalá is approximately 180km by road from the city of Mazatlán. The San Rafael mine and EC120 Project are 12km north-northeast of the town of Cosalá. The Los Braceros plant is located approximately 6km east of the town of Cosalá and the past-producing Nuestra Señora mine another 4km southeast of the plant.  The Project is located near 24º 29’N latitude and 106º 40’W longitude.

The property consists of 67 mining concessions covering a total area of 19,391ha. These concessions and fractional concessions are 100% owned by Americas’ subsidiaries Minera Platte and Minera Cosalá. Although five of the sixty-seven concessions are subject to a 1.25% net smelter return (“NSR”) royalty and one of the sixty-seven concessions is subject to a 1.5% NSR royalty, the planned San Rafael and EC120 production does not extend onto any of these six concessions. The Company is current with respect to all applicable concession lease payments and work commitments.

Mazatlán is serviced by an international airport with daily flights connecting it to Mexico City and several major centres in the United States. Access to site from Mazatlán is via Mexico Highway 15N, a major north-south trucking route, and then SIN Highway 1. Driving time is about 2.5 hours. Access to San Rafael and EC120 from Cosalá is via rural paved and dirt roads approximately 15km in length. These roads can accommodate standard highway vehicles. The entire project area is easily accessible year-round with two-wheel-drive vehicles.

History

The Cosalá district was discovered and locally worked by the Spanish approximately 400 years ago with production of enriched silver ore from the upper levels of the Nuestra Señora mine. However, no records of any kind remain from their activities. At the turn of the 19th century, French engineers through Negociación Minera La República reportedly developed and worked the Nuestra Señora mine with a 10-stamp mill that produced 800 to 1,000kg of silver per month. Activities in the area may have been halted after the 1910 Mexican Revolution.

Over the years, there have been numerous companies that have owned, operated and explored the property. Americas Gold and Silver acquired the property through its merger with Scorpio Mining on December 23, 2014. During this time, the Nuestra Señora mine was in operation and processing ore at the Los Braceros plant. The Company released results of the PFS study for the San Rafael project in March 2016 and started construction of the mine in September 2016.

In early 2017, production from the Nuestra Señora mine began to slow as preparations were made to transition the Cosalá Operation to other ore sources. Activities continued at the previously-idle El Cajón mine to bring it into limited production beginning in Q1 2017. A total of approximately 110,000 tonnes were processed between January and September 2017. The El Cajón mine is currently on care and maintenance.

Successful development of the San Rafael mine was the Company’s top priority during 2017 and commercial production was declared as of December 2017. Ramp development was slowed during the year by difficult ground conditions at the contact between the overlying volcanic rock and the limestone beneath. However, improvements were found in other areas of the mine design and the Company began stockpiling ore in late August. Construction of the mill modifications was completed, and the plant switched to San Rafael ore as the sole feed source in November. The Los Braceros mill averaged approximately 1,400 tonnes per day (“tpd”) through the pre-production period with silver, zinc and lead recoveries within 5% of Company expectations consistent with the March 2016 San Rafael PFS. Construction was completed for approximately $16 million.

Exploration drilling resumed in 2017 at the Cosalá Operation for the first time since 2014. An initial 4,000m diamond drill program at the silver-copper Zone 120 deposit adjacent to the San Rafael mine commenced in April, focusing on upgrading the existing resource as well as expanding the footprint of mineralization to the southeast. Following up on the success of step-out drilling, the Company drilled 3,260m in seven holes to further test continuity and expand the mineralized footprint.

Production from the Nuestra Señora mine stopped in early 2018 and the mine is currently on care and maintenance. The San Rafael mine supplied all ore to the processing plant with Main Zone production being increasingly supplemented by the Upper Zone ore starting in 2022.

In late 2023 mining began in the Zone 120 deposit and approximately 25,000t were extracted, this initial production proved continuity of mineralization and confirmed silver and copper grades versus the block model. Due to the proximity of this initial production to the San Rafael deposit there were higher than expected lead and zinc grades however this is not expected to present any major challenges with the project’s future economic viability.

Geology and Mineralization

The Cosalá mining district lies along the western edge of the Sierra Madre Occidental, an extensive volcanic province covering approximately 800,000km2. The pre-volcanic basement consists of a variety of tectonic/stratigraphic terranes of Precambrian, Paleozoic and Mesozoic rocks. Within the western Sierra Madre Occidental, the Mesozoic rocks have been altered to recrystallized limestone and skarn in many locations. An extensional, basin and range-type phase of faulting overprinted the western portion of the Sierra Madre Occidental during formation of the Gulf of California in Miocene time. In the Cosalá region, this late-Tertiary faulting produced an extensive, northwest-trending graben and related, parallel fault system, along with later northeast-trending dextral faults.

Mineralization within the Cosalá mining district is related to granodioritic or granitic intrusions of the Sinaloa Batholith, a composite gabbroic to granodioritic complex that induced strong contact metamorphism in adjacent sedimentary and volcano-sedimentary units.

Exploration

This section describes exploration, other than drilling, which is discussed in “Drilling”, of San Rafael and surrounding area by the Company and its predecessor Scorpio since the acquisition of Minera Platte by Scorpio. All work completed by Scorpio before the corporate name change is attributed to Americas Silver.

Quantec Geoscience Ltd. completed a 48-line km Titan-24 DC/IP geophysical survey centered over the San Rafael area in 2010 (Izarra, 2010) at the request of Americas Silver. The survey was initiated in June 2010 and covered a 3km by 3km area, using 100m dipole spacing with a 200m line spacing. Interpreted results from this survey led to seven exploration core holes being drilled at El Cajón between September and November 2010 to test some of the geophysical anomalies. A total of 2,555m was drilled but the results were not encouraging and have not been followed up by additional drilling.

A 33-line km DC/IP geophysical survey was completed in 2022 to extend coverage of the 2010 survey. Analysis of new and historical IP data facilitated a three-dimensional interpretation of the area around San Rafael. A number of anomalies were identified and a drill program was proposed to test the most promising targets.

Apart from the DC/IP survey and core drilling summarized above, Americas Silver has conducted road building and surface mapping.

Drilling

The Platte River Gold drilling was completed in four phases from late 2004 to 2008. Scorpio had two major drill campaigns in 2010 and 2012, and Americas Silver has drilled since 2014.

As of June 30, 2018, a total of 600 exploration drill holes for 104,443m had been completed for the El Cajón, Zone 120, Main Zone and Upper Zone. This total includes 282 drill holes completed by Platte River Gold between 2004 and 2008 and 318 drill holes completed by Scorpio and Americas Silver between 2010 and July 2018.

As of June 30, 2020, the Company had completed 174 exploration drill holes for 32,903m in El Cajón, 78 drill holes for 26,760m in Zone 120 and 422 drill holes for 52,269m in the Main and Upper Zones at San Rafael.

Since April 3, 2019 until June 2022, an additional 51 underground holes for 3,877m and 39 surface holes for 4,990m were drilled in the Main and Upper Zones at San Rafael. As of June 2022, a total of 690 exploration drill holes for 113,310m had been completed for El Cajón, Zone 120, Main Zone and Upper Zone.

Sampling, Analysis and Data Verification

The following information refers only to the work of Platte River Gold and Americas Gold. Americas Gold has no information on sample preparation, analyses, or security used by prior operators, but none of their samples are used in the Mineral Resource estimate.

The following sampling procedure has been adopted for core drill holes;

a)	Core is transported from the drill site to a secure core processing facility in the town of Cosalá every day by Company personnel.
The core is geotechnically and geologically logged by a Company geologist and marked for sampling.
b)

The geologist determines sample intervals using geology as a guide, but only mineralized core (where sulphides are noted) is generally sampled. Sample intervals are normally 1.5m in mineralized zones and may vary up to 3m depending on geological units.

c)	Core samples are split in half using a hydraulic or traditional splitter, a simple hammer or is cut using a diamond saw.
d)

Half the sample intercept is put into a sample bag, while the remaining half is left in the core box. Sample numbers are based on a pre-determined scheme that allows for insertion of standards, blanks and duplicates.

e)

Once the core hole is completely logged, split and sampled, appropriate blanks and standards are added to the sample stream in a random fashion, with an approximate average of one standard, one blank and one duplicate in every 20 samples.

f)

Samples are bagged in rice bags and shipped by truck, using an independent contractor, to a commercial laboratory. On some occasions, Company personnel may take samples to the laboratory. A strict chain of custody protocol is in place to ensure no tampering occurs.

g)	The remaining split core is stored in Cosalá at a secure site in wooden boxes under a covered roof.

Phase I to Phase IV drilling (2004 to 2008)

Samples were sent to ALS laboratory in Hermosillo for sample preparation and analysis. Silver, copper, lead and zinc were analyzed by four-acid (HF-HNO3-HClO4-HCl) digestion and inductively coupled plasma atomic-emission spectrometry (“ICP-AES”) and/or AA finish (ALS method OG62). Gold was analyzed by 30g fire assay with AA finish (“FA-AA”). Pulps were sent by ALS from Hermosillo to the ALS assay laboratory in North Vancouver, British Columbia, Canada, for analysis.

RC rig duplicates were regularly checked by a second laboratory during drilling. SGS de México S.A. de C.V. (“SGS”) was used for the Phase I and II check assaying. Sample preparation occurred at the SGS facility in Durango City, Durango, Mexico, and the pulps were sent to Toronto, Ontario, Canada for analysis. SGS used a similar multi-acid digestion and ICP-AES analysis (SGS method ICP90A), for the base-metal and silver, and a FA-AA process for the gold. International Plasma Labs Limited (“IPL”) was used for the Phase III check assaying. Samples were prepared at IPL’s facility in Hermosillo, Sonora, Mexico, and the pulps were sent to Richmond, British Columbia, Canada for analysis. IPL used a similar multi-acid digestion for the base-metal and silver analysis, and a FA-AA process for the gold.

Drill Campaigns – 2010 to 2018

Samples were delivered to ALS’s preparation laboratory in either Hermosillo or Chihuahua for drying, crushing and pulverizing. ALS then shipped the pulps by air-freight to ALS in North Vancouver, British Columbia, Canada for assaying. ALS is accredited to ISO 17025 and is independent of Americas Gold. Gold was analyzed by FA-AA on a 30g sample (ALS method Au-AA23). Silver, lead, zinc and copper were analyzed by HF-HNO3-HClO4 digestion with HCl leach and ICP-AES or AA finish (ALS method OG62). Samples were also analyzed for 33 major, minor and trace elements by ICP-AES following a four-acid digestion (ALS method ME-ICP61) for the drilling campaigns between 2014 and 2018. Over limits were re-analyzed by AA (ALS method OG62) for silver, copper, lead and zinc.

Security of samples is important for any sample which may be publicly reported or might be used in a resource estimation. Samples are accompanied by Company personnel from the collection site to the sample preparation facility. Samples are not left unattended for any period for any reason. All personnel with access to the sample preparation area are aware of the importance of sample security and not contaminating samples. Samples ready for shipment are secured in bags or boxes and kept in a secure area. If no security personnel are present, the sample is locked in a secure area.

When transporting, samples are not left unattended for any reason. If a third-party transporter is used, a copy of the receipt for acceptance of the shipment is kept and filed.

A Quality Assurance/Quality Control (“QA/QC”) program was implemented in 2004 to ensure data integrity of the samples for use in the resource estimation. The QA/QC procedures were analyzed by the Company and MDA and have been validated to be reasonable.

Verification of the database focused on the (i) geochemical component, (ii) drill collar, (iii) down-hole survey and (iv) geotechnical database. Verification of the geochemical component of the database on multiple occasions included the following:

•	Individual assays were checked for errors against the hard copy assay certificates received from the ALS laboratory.
•	The total database was electronically compared against a compilation of all assay data provided in digital form by the ALS analytical laboratories.
•	Sample interval data was checked against the geologic log sample to determine the correct position of the samples.
•	The existing assay data was checked for numeric errors along with proper correlation between sample ID and database “from-to” sample intervals.

The rock quality designation (“RQD”) data from 2017 were reviewed against the drill logs, and it was noticed that the RQD percentage value for each drill interval was calculated using a “RQD length divided by recovered length” formula. This is not the correct method in calculating the RQD percentage as it should be “RQD length divided by drill interval length”. Americas Gold was notified of the issue and the database was corrected to reflect the correct RQD values for the 2017 and 2018 resource estimates. The collar coordinates for all drill holes were checked against digital files supplied by the contracted different surveyor (Servicio Topographic and Terra Group of Hermosillo).

The database collar coordinates were checked against the original spreadsheet. The data for the drill hole final depths listed in the database was also verified with the depths noted on the drill logs. Any deviations were corrected in the database. The drill hole locations were also viewed on-screen and checked against the current topography. Americas Gold re-surveyed the collar location for this drill hole and the new, corrected coordinates were entered into the database. Any other deviations were also corrected. The location of drill holes was checked using a hand-held GPS. Although the hand-held GPS cannot achieve survey-level accuracy, it serves to verify that in general terms drill holes are where the database indicates they should be.

The down-hole survey data for the RC holes and core holes was audited. The survey readings were taken at approximate 30m down-hole intervals, with the bottom reading usually taken at a depth of 5 to 10m above the drill hole’s final drill depth. No significant discrepancies between the survey field notes, the geologic logs, and the database were found.

Where down-hole survey readings were taken inside the drill rods, the azimuth readings were considered meaningless due to the magnetic effects of the drill rods. As a result of the unusable azimuth readings, all vertical holes remain as undeviating vertical holes in the database. The database has been changed by removing the actual dip readings and using the standard 0o azimuth and -90o dip values. For RC angle holes, the azimuth data are based on a Brunton compass reading taken by the field geologist. The down-hole survey readings were removed from the drill holes where there was a concern over the azimuth readings.

Americas Gold is of the opinion that database verification procedures for San Rafael and EC120 comply with industry standards and are adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Laboratory testing has demonstrated that both Zone 120 and El Cajón materials can be successfully treated using flotation to produce a saleable silver-copper concentrate.

The relatively limited amount of flotation testing done on Zone 120 requires that a conservative approach be taken with projected future performance at a commercial scale. Many geological and metallurgical similarities exist between Zone 120 and El Cajón, including similar flotation conditions and comparable rougher performance. Improving Zone 120 flotation response to match that of El Cajón is a reasonable goal. Additional work could and should be done on Zone 120 material to optimize cleaner flotation performance, especially for material carrying higher concentrations of arsenic.

The successful commercial scale processing of El Cajón material provides support for the lab-derived metal recovery and concentrate grade results. Historical plant performance is considered an excellent predictor of future performance.

The two material types are similar in the nature of the sulphide mineralization and the gangue. Within each deposit, geologists report the style of mineralization to be consistent. Although no complications are anticipated, test work could be done to confirm that the two material types can be commingled.

In 2023, approximately 25,000t was extracted from Zone 120 and approximately 18,000t were periodically blended into the mill feed alongside San Rafael ore. The blended material made up approximately 15% of the mill feed during its processing and there were no negative impacts observed in the processing or recovery in the process plant during these periods. The Company also batch tested approximately 6,900t of Zone 120 material through the process plant and considers the tests to be successful as a high silver grade copper concentrate was successfully produced, these initial tests did have lower than expected recoveries of silver and copper (60-61%) due to higher than expected lead and zinc values however continuing metallurgical testwork has shown ability to increase silver and copper recoveries to over 80% by making adjustments to the reagents and residence time. The Company has engaged an external metallurgical laboratory to complete a full metallurgical characterization of the Zone 120 ore from the bulk sample and develop a processing plan for this material, this work is expected to be completed by Q3 2024 prior to the transition to the commercial processing of EC120 ore.

Future planning and metal scheduling considering a primary grind of 80% passing 110 to 130μm, results in anticipated copper recoveries for Zone 120 and El Cajón are expected to be approximately 86% and 90% respectively, with silver recovery of approximately 85% and 89%.

Metallurgical testing of material from San Rafael was conducted in seven main phases over a period of roughly ten years (2005 – 2015) on a variety of composites. Both bench-top and locked-cycle flotation testing conducted on the San Rafael Main Zone sulfide mineralization has shown this material can be successfully processed using a sequential flotation process to produce separate silver-lead and zinc concentrate products. Lead head grades ranged from 1.22% to 2.09% while zinc head grades ranged from 2.99% to 4.27%.

The test work confirmed a conventional process approach would serve adequately with crushing and grinding followed by lead rougher floatation, in turn followed by zinc flotation. It was confirmed that a primary grind of 80% passing 100 to 110μm would be suitable for commercial operation and data was obtained on reagent dosage.

Plant performance has supported forecast lead and zinc recoveries of approximately 75% and 83%, respectively, with total silver recovery of approximately 45% to 50%.

Mining Operations

Construction started at San Rafael in September 2016 and the project achieved commercial production in December 2017. The mineralization supports an initial mine life of five years. The underground mine is accessed by a decline that portals at surface near the southern portion of the deposit where the surface infrastructure is located. A series of ramp systems from the main decline provides access to the various stoping areas of the mine.

The main decline was driven to the bottom of the defined mineralization in the Main Zone at the beginning of the project. Incline development now allows access and production from the Upper Zone. Due to the depth, shallow-dipping angle and variable thickness of the mineralization, the mining method used at San Rafael is post-pillar cut and fill. Stopes are accessed from a primary stope access driven at a -15% decline. After mining of each successive 5m high cut of ore, the stope is backfilled and the access “backslashed” to allow for mining of the next cut. This sequence is repeated up to five times until the stope access reaches an incline of +15%. Access to the next cut is then provided by a -15% stope access driven from a higher elevation.

Primary mine ventilation is provided via two vertical bored raises and the main decline. A main exhaust fan is located underground at the northern end of the deposit and fresh air is pulled through a central intake bored raise and the main decline. Fresh air is provided to the working development faces and stoping areas by use of secondary fans and ducting.

Due to the depth, variable dip angle (shallow to near vertical) and variable thickness of the mineralization, the mining method proposed at EC120 is a combination of post-pillar cut and fill and overhand cut and fill. This mining method is very selective and adaptable to changes in the mineralization in terms of shape, dip, thickness and lateral extent. The designed widths for the stoping areas at EC120 range from a minimum of 4m to a maximum of approximately 60m.

Stopes are accessed from a primary stope access driven at a -15% decline. After mining of each successive 5m high cut of ore, the stope is backfilled and the access backslashed to allow for mining of the next cut. This sequence is repeated up to five times until the stope access reaches an incline of +15%. Access to the next cut is then provided by a -15% stope access driven from a higher elevation. The nominal level spacing between main accesses is planned to be 25m.

The LOM plan assumes that the stopes will be backfilled with unconsolidated development waste and waste generated from a waste quarry. Given the use of unconsolidated backfill, the mining sequence is generally from the bottom up.

Ore will be mucked from the stopes to muck bays located on the main level access using load-haul-dump equipment (“LHD”). LHDs will load trucks equipped for both underground and surface use at the truck loadout area. Ore will be hauled directly from the underground to the processing plant to avoid re-handling. On their return trip from the plant, trucks will be loaded with waste fill and travel directly or adjacent to the stopes requiring backfill. Final placement of the waste fill in stopes will be done using LHDs.

In 2024 the Company plans to accelerate development into the Zone 120 and El Cajon orebodies to allow for sufficient operating faces to begin commercial production from EC120 in Q4 2024.

Processing and Recovery Operations

San Rafael ore has been the exclusive feed for the Los Braceros plant since November 2017. The Los Braceros process plant is a conventional polymetallic concentrator currently configured to produce zinc and lead concentrates. Throughput has recently been approximately 1,750 tonnes per operating day.

Processing of material from EC120 is expected to start as production from San Rafael winds down due to stope availability. Each ore type will be processed in batches. The existing Los Braceros plant can be easily reconfigured to suit the needs of EC120. No unit operations will be added and no new equipment will be installed.

All tailings generated from the processing of San Rafael and EC120 ore can be deposited in the existing tailings storage facility. A 5m high lift of the tailings dam was completed as planned during Q1 2019.  Currently the Company is nearing completion of an additional 5m high lift of the tailings dam with expected completion in Q2 2024.  Over the remaining life of the San Rafael mine and the EC120 Project, it is anticipated that three more 5m high lifts will be completed.

Infrastructure, Permitting and Compliance Activities

The San Rafael and EC120 sites include the following:

•

The surface mine site and associated facilities, including offices, shops, compressors, fuel storage, electrical substations, standby generators, stockpile facilities, portals, ventilation fans, run-of-mine (“ROM”) ore storage, ROM waste storage and dry facilities.

•	Facilities providing basic infrastructure to the mine, including access roads and electric power distribution.
•	Underground infrastructure, including ramps, raises, ventilation/service raises, explosives magazines, dewatering pumps and underground mobile equipment fleet.
•	Excellent access to the Los Braceros plant by paved highway and dirt roads.
•	Grid electric power supply to both sites.

The Los Braceros plant site includes the following:

•	The surface mill site and associated facilities including offices, shops, compressors, fuel storage, electric substations, ROM ore stockpile facilities, crushing, grinding, flotation, filtering circuits, concentrate storage facilities and assay laboratory.
•	Facilities providing basic infrastructure to the mill, including access roads, electric power distribution and process water supply.
•	A tailings storage facility.
•	Grid electric power supply to the site.

The town office site in Cosalá includes the following:

•	The surface office site and associated facilities including offices, shops, fuel storage and diamond drill core logging and storage facilities.
•	Grid electric power supply to the site.

Americas Gold’s environmental management systems for the San Rafael project are under continual development. These systems include:

•	Annual and quarterly reporting to SEMARNAT and PROFEPA (the policing, auditing, and inspection authority of SEMARNAT).
•	Water quality monitoring at Arroyo Higuera Larga upstream and downstream from the El Cajón mine, as well as discharge at the mine portal.
•	Hazardous waste control systems.
•	Compliance with NOM 120-SEMARNAT-2011 regulations which dictate environmental protection and permitting requirements for exploration activities.
•	Participation in PROFEPA’s certified national Environmental Audit Program.

The majority infrastructure, plant, and underground workings currently in use have been built or developed since 2016 and has been well maintained since its construction.

As part of the permitting process, Americas Gold has completed archaeological surveys in operational and project areas, including the San Rafael-El Cajón area.

Most mining and processing activities are carried out under the terms of Authorization of Environmental Impact (“AEI”) and Change of Land Use permits (“Cambio de Uso de Suelo” or “CUS”), issued by the Mexican Secretaria de Medio Ambiente y Recursos Naturales (The Secretariat of Environment and Natural Resources, or “SEMARNAT”). An AEI permit was issued in 2007 to allow for the construction of a process plant and tailings storage facility on site and another AEI permit was issued in 2014 to allow for the construction of the El Cajón mine and project area. A bond was not required. To maintain these permits in good standing, Americas Gold must report on activities on an annual basis, particularly any changes such as an increase in production. Applications to extensions to both permits are submitted and renewed in the ordinary course.

Exploration activities, particularly drilling, are also governed by SEMARNAT regulations. Various authorization for a CUS are held by Americas Gold. The approval of affected surface rights holders is required as part of the permitting and drilling process.

There are 14 communities distributed in five ejidos in the vicinity of Americas Gold’s mining concessions, including the capital of the municipality, Cosalá. Americas Gold is the major local employer. 100% of the Company’s employees have full-time contracts; 70% of the Company’s employees live in the municipality of Cosalá and 80% are native to the state of Sinaloa.

Capital and Operating Costs

Cost estimates for the San Rafael mine are based on recent operating history and for the EC120 Project are based on a combination of recent operating history at San Rafael and the Los Braceros plant, in conjunction with calculations from first principles.

The capital and operating cost estimates for the San Rafael mine are summarized in the tables below.

San Rafael	Total
LOM Sustaining Capital Costs	$ M
Mine Development and Infrastructure	2.6
Process and Tailings	1.5
Other	0.4
Total	4.5

San Rafael	$/tonne
Estimated LOM Operating Costs	Processed
Mining	27.00
Processing	21.00
G&A	10.00
Total	58.00

The capital and operating cost estimates for the EC120 Project are summarized in the tables below.

EC120	Initial	Sustaining	Total
Capital Costs	$ M	$ M	$ M
Mine Development	7.5	8.8	16.3
Mine Infrastructure	0.8	5.4	6.2
Process	0.0	2.2	2.2
10% Contingency	0.2	-	0.2
Total Capital Cost	8.5	16.4	24.9

EC120	$/tonne
Estimated LOM Operating Costs	Processed
Mining	29.10
Processing	14.03
G&A	9.87
Total	53.00

Internal Controls Disclosure

The Company has internal controls for reviewing and documenting the information from exploration activities, describing the methods used, and ensuring the validity of the information.

Information that is used to compile mineral resources and reserves is prepared and certified by appropriately qualified persons at the location of drilling or other exploration activities and is subject to our internal review process which includes review by appropriate project management and the Company's corporate qualified person.  The corporate qualified person presents the technical information to the Sustainability & Technology Committee members for their review as applicable.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Consolidated Results and Developments

	Fiscal Year Ended December 31,
	2023	2022	2021[5,6]
Revenue ($ M)	$89.6	$85.0	$45.0
Silver Produced (oz)[1]	2,043,053	1,308,201	61,001
Zinc Produced (lb)[1]	34,084,119	39,319,795	4,164,185
Lead Produced (lb)[1]	20,539,540	24,606,674	1,672,806
Total Silver Equivalent Produced ($/oz)[1,2]	4,589,107	5,253,847	433,456
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,3,4]	$12.87	$9.89	$7.47
Cash Costs/Ag Oz Produced ($/oz)[1,3,4]	$13.21	$0.77	$(18.53)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,3,4]	$20.44	$9.64	$(14.67)
Net Loss ($ M)	$(38.2)	$(45.2)	$(160.6)
Comprehensive Income (Loss) ($ M)	$(39.0)	$(38.6)	$(159.8)

(1)

Throughout this Annual Report, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(2)	Throughout this Annual Report, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
(3)	This is a supplementary or non-GAAP financial measure or ratio. See “Item 5.A – Operating Results - Non-GAAP and Other Financial Measures” section for further information.
(4)

Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this Annual Report, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.

(5)

Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil from Q2-2020 to Q3-2021 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

(6)	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Item 5.A – Operating Results - Accounting Standards and Pronouncements” section for further information.

Consolidated attributable silver production during 2023 increased by 56% compared to 2022. Consolidated attributable silver equivalent production during 2023 decreased by 13% compared to 2022 due to higher silver prices and lower zinc prices in 2023 compared to 2022 as the Company uses realized quarterly prices in its calculations. These price changes negatively impacted the silver equivalent production calculation by approximately 0.9 million ounces in 2023 relative to 2022.

Despite the increase in silver production, 2023 production was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work. Production at the Galena Complex was negatively impacted early in Q3-2023 by a planned 5-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades. Towards the end of Q3-2023, the Galana Complex was unable to maintain targeted ore production due to unavailability of mine mobile equipment. The availability issue was resolved and provided the Company with the strongest consolidated production quarter of the year in Q4-2023.

Revenue of $89.6 million for the year ended December 31, 2023 was higher than revenue of $85.0 million for the year ended December 31, 2022. Higher revenue from the Galena Complex was recognized from higher silver production and higher realized silver price during the year, offset by lower revenue from the Cosalá Operations due to lower base metal production and lower realized zinc price during the year. The average realized silver, zinc, and lead prices1 increased by 8%, decreased by 24%, and decreased by 1%, respectively, from 2022 to 2023. The average realized silver price of $23.44/oz. for 2023 (2022 – $21.69/oz.) is comparable to the average London silver spot price of $23.39/oz. for 2023 (2022 – $21.75/oz.).

The Company recorded a net loss of $38.2 million for the year ended December 31, 2023 compared to a net loss of $45.2 million for the year ended December 31, 2022. The decrease in net loss was primarily attributable to higher net revenue, higher foreign exchange gain, lower impairment to property, plant and equipment at Relief Canyon, and higher income tax recovery, offset in part by higher cost of sales, higher interest and financing expense, higher loss on fair value of metals contract liability, and prior year’s gain on government loan forgiveness. These variances are further discussed in the following sections.

Consolidated operating results from 2022 were significantly improved compared to 2021 due to the restart of mining operations at the Cosalá Operations in Q4-2021 and return to full production thereafter following the removal of the illegal blockade.

Revenue increased by $40.0 million or 89% to $85.0 million in 2022 from $45.0 million during 2021. The increase in revenue was primarily due to the restarted Cosalá Operations with increased silver, zinc, and lead production, offset by decrease in silver and lead revenue at the Galena Complex from lower realized metal prices during the year. The average realized silver, zinc, and lead prices2 decreased by 13%, 3%, and 1%, respectively from 2021 to 2022. The average realized silver price of $21.69/oz. for 2022 (2021 – $24.87/oz.) is comparable to the average London silver spot price of $21.75/oz. for 2022 (2021 – $25.17/oz.).

The Company recorded a net loss of $45.2 million for the year ended December 31, 2022 compared to a net loss of $160.6 million for the year ended December 31, 2021. The decrease in net loss was primarily attributable to the Relief Canyon impairment charges in fiscal 2021, higher net revenue from restart of the Cosalá Operations, lower cost of sales, lower care and maintenance costs, lower interest and financing expense, lower loss on fair value of metals contract liability, and gain on government loan forgiveness, offset in part by higher depletion and amortization, higher foreign exchange loss, lower gain on derivatives, and higher income tax expense. The Company significantly reduced the consolidated monthly spend with the Relief Canyon mining suspension that contributed to the prior year’s net loss. These variances are further discussed in the following sections.

 ___________________________

1 These are supplementary or non-GAAP financial measures or ratios. See “Item 5.A – Operating Results - Non-GAAP and Other Financial Measures” section for further information.

2 These are supplementary or non-GAAP financial measures or ratios. See “Item 5.A – Operating Results - Non-GAAP and Other Financial Measures” section for further information.

Selected Annual Financial Information

Fiscal Year Ended December 31	2023	2022	2021[1,5]
Revenues ($ M)	$89.6	$85.0	$45.0
Net Loss ($ M)	(38.2)	(45.2)	(160.6)
Comprehensive Loss ($ M)	(39.0)	(38.6)	(159.8)

Net Loss per Common Share - Basic and Diluted	$(0.16)	$(0.23)	$(1.11)

Silver Produced (oz)	2,043,053	1,308,201	61,001
Zinc Produced (lbs)	34,084,119	39,319,795	4,164,185
Lead Produced (lbs)	20,539,540	24,606,674	1,672,806
Cost of Sales/Ag Eq Oz Produced ($/oz)[2,3,4]	$12.87	$9.89	$7.47
Cash Cost/Ag Oz Produced ($/oz)[2,3,4]	$13.21	$0.77	$(18.53)
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3,4]	$20.44	$9.64	$(14.67)

Cash ($ M)	$2.1	$2.0	$2.9
Receivables ($ M)	9.5	11.6	8.2
Inventories ($ M)	8.7	8.8	17.9

Property, Plant and Equipment ($ M)	$153.1	$161.3	$177.9

Current Assets ($ M)	$23.0	$25.4	$23.5
Current Liabilities ($ M)	61.2	42.1	45.6
Working Capital ($ M)	(38.2)	(16.7)	(22.1)

Total Assets ($ M)	$180.5	$190.8	$213.4
Total Liabilities ($ M)	108.3	92.2	109.6
Total Equity ($ M)	72.2	98.6	103.8

(1)

Consolidated production results exclude the Galena Complex after Q3-2019 due to the Recapitalization Plan, and are nil from Q2-2020 to Q3-2021 due to the Cosalá Operations being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

(2)

Throughout this Annual Report, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(3)

Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this Annual Report, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.

(4)	This is a supplementary or non-GAAP financial measure or ratio. See “Item 5.A – Operating Results - Non-GAAP and Other Financial Measures” section for further information.
(5)	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Item 5.A – Operating Results - Accounting Standards and Pronouncements” section for further information.

Results of Operations

Analysis of the year ended December 31, 2023 vs. the year ended December 31, 2022

The Company recorded a net loss of $38.2 million for the year ended December 31, 2023 compared to a net loss of $45.2 million for the year ended December 31, 2022. The decrease in net loss was primarily attributable to higher net revenue ($4.6 million), higher foreign exchange gain ($4.0 million), lower impairment to property, plant and equipment at Relief Canyon ($7.4 million), and higher income tax recovery ($5.8 million), offset in part by higher cost of sales ($3.0 million), higher interest and financing expense ($6.4 million), higher loss on fair value of metals contract liability ($2.7 million), and prior year’s gain on government loan forgiveness ($4.3 million), each of which are described in more detail below.

Revenue increased by $4.6 million to $89.6 million for the year ended December 31, 2023 from $85.0 million for the year ended December 31, 2022. The increase was primarily due to $25.3 million higher gross silver revenue, before treatment and selling costs, at the Cosalá Operations and Galena Complex from higher silver production and higher realized silver price during the year, in addition to a $5.0 million decrease in total treatment and selling costs during the year. These increases were offset by $25.6 million lower gross revenue, before treatment and selling costs, at the Cosalá Operations from lower base metal production and lower realized zinc price during the year.

Cost of sales increased by $3.0 million to $75.1 million for the year ended December 31, 2023 from $72.1 million for the year ended December 31, 2022. The increase was primarily due to $2.8 million and $3.2 million increase in cost of sales from the Cosalá Operations and Galena Complex, respectively, due to increase in operating costs, primarily related to increases in employee costs and the USD/MXN exchange rate, plus $4.0 million lower cost of sales in fiscal 2022 from the Galena Complex due to recovery of refundable tax credits, offset in part by $7.0 million decrease in inventory net realizable value write-downs at Relief Canyon recognized during the year.

Interest and financing expense increased by $6.4 million mainly due to higher interest and financing expense recognized during the year through increased borrowings and higher interest costs.

Foreign exchange gain increased by $4.0 million to a $0.4 million gain for the year ended December 31, 2023 from a $3.6 million loss for the year ended December 31, 2022 mainly due to material changes in foreign exchange rates during the year impacting valuation of non-functional currency instruments from the Company’s Canadian subsidiaries.

Impairment to property, plant and equipment of $13.4 million was recorded during the year ended December 31, 2022 to Relief Canyon due to the assessment of an impairment indicator as previously noted.  There was a comparable impairment indicator and impairment charge of $6.0 million recorded during the year ended December 31, 2023.

Loss on fair value of metals contract liability increased by $2.7 million due to the change in fair value of the Company’s metals contract liability to Sandstorm during the year, primarily due to the increase in gold price forward curve compared to prior year.

Gain on government loan forgiveness of $4.3 million was recorded during year ended December 31, 2022 as forgiveness of the Company’s loan through the Paycheck Protection Program from the Coronavirus Aid, Relief, and Economic Security Act (“U.S. CARES Act”) was confirmed during the year.

Income tax recovery increased by $5.8 million primarily due to amendment of fiscal 2022 income and mining taxes filed for the Cosalá Operations during the year.

Analysis of the year ended December 31, 2022 vs. the year ended December 31, 2021

The Company recorded a net loss of $45.2 million for the year ended December 31, 2022 compared to a net loss of $160.6 million for the year ended December 31, 2021. The decrease in net loss was primarily attributable to the Relief Canyon impairment recognized in fiscal 2021, higher net revenue ($40.0 million), lower cost of sales ($12.7 million), lower care and maintenance costs ($8.2 million), lower interest and financing expense ($3.1 million), lower loss on fair value of metals contract liability ($20.1 million), and gain on government loan forgiveness ($4.3 million), offset in part by higher depletion and amortization ($5.5 million), higher foreign exchange loss ($3.9 million), and higher income tax expense ($5.3 million), each of which are described in more detail below.

Revenue increased by $40.0 million to $85.0 million for the year ended December 31, 2022 from $45.0 million for the year ended December 31, 2021. The increase was primarily due to $47.9 million in revenue from the Cosalá Operations in 2022 due to the restart of operations, less a $3.5 million decrease in silver and lead revenue at the Galena Complex from lower realized metal prices during the year, and less a $4.4 million decrease in gold and silver revenue due to the suspension of mining operations at Relief Canyon.

Cost of sales decreased by $12.7 million to $72.1 million for the year ended December 31, 2022 from $84.8 million for the year ended December 31, 2021. The decrease was primarily due to a $42.0 million decrease in cost of sales from inventory write-downs at Relief Canyon, offset by a $29.8 million increase in cost of sales from the Cosalá Operations in 2022 due to the restart of operations.

Depletion and amortization increased by $5.5 million to $21.3 million for the year ended December 31, 2022 from $15.8 million for the year ended December 31, 2021. The increase was primarily due to a $5.7 million increase in depletion and amortization from the Cosalá Operations in 2022 following the restart of operations.

Care and maintenance costs decreased by $8.2 million to $4.5 million for the year ended December 31, 2022 from $12.7 million for the year ended December 31, 2021. The decrease was primarily due to a $7.3 million decrease in care and maintenance costs from the Cosalá Operations in 2022.

Interest and financing expense decreased by $3.1 million mainly due to non-cash interest and financing income recognized from amending the RoyCap Convertible Debenture during the year.

Foreign exchange loss increased by $3.9 million to a $3.5 million loss for the year ended December 31, 2022 from a $0.4 million gain for the year ended December 31, 2021 mainly due to material changes in foreign exchange rates during the year impacting valuation of non-functional currency instruments from the Company’s Canadian subsidiaries.

Impairment to property, plant and equipment of $56.0 million was recorded during the year ended December 31, 2021 primarily as a result of changes to Relief Canyon’s expected gold production, impairing the recovery of its net asset carrying amount, compared to impairment of $13.4 million recorded during the year ended December 31, 2022 to Relief Canyon due to declining market capitalization during the year.

Loss on fair value of metals contract liability of $20.8 million was recorded on December 31, 2021 as the Company’s metal deliveries to Sandstorm was no longer satisfied through internal gold production. Loss of $0.7 million was recorded during the year ended December 31, 2022 due to the change in fair value of the Company’s metals contract liability to Sandstorm during the year, primarily due to the increase in gold price forward curve compared to prior periods.

Gain on government loan forgiveness of $4.3 million was recorded during the year ended December 31, 2022 as forgiveness of the Company’s loan through the Paycheck Protection Program from the U.S. CARES Act was confirmed during the period.

Income tax expense increased by $5.3 million primarily due to income and mining taxes accrued from the Cosalá Operations after the restart of operations during the year.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital and adjusted working capital; and
•	silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Reconciliation of Average Realized Silver, Zinc and Lead Prices
	2023	2022	2021[1]
Gross silver sales revenue ('000)	$62,356	$36,984	$27,438
Payable metals and fixed pricing adjustments ('000)	202	227	(64)
Payable silver sales revenue ('000)	$62,558	$37,211	$27,374
Divided by silver sold (oz)	2,669,385	1,715,310	1,100,715
Average realized silver price ($/oz)	$23.44	$21.69	$24.87

	2023	2022	2021[1]
Gross zinc sales revenue ('000)	$38,421	$59,262	$5,973
Payable metals and fixed pricing adjustments ('000)	(15)	(196)	(34)
Payable zinc sales revenue ('000)	$38,406	$59,066	$5,939
Divided by zinc sold (lb)	32,481,749	38,063,861	3,721,943
Average realized zinc price ($/lb)	$1.18	$1.55	$1.60

	2023	2022	2021[1]
Gross lead sales revenue ('000)	$25,438	$29,731	$20,617
Payable metals and fixed pricing adjustments ('000)	92	(28)	(115)
Payable lead sales revenue ('000)	$25,530	$29,703	$20,502
Divided by lead sold (lb)	26,515,498	30,634,583	20,855,723
Average realized lead price ($/lb)	$0.96	$0.97	$0.98

(1)	Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced[1]
	2023	2022	2021[2,3]
Cost of sales ('000)	$74,292	$64,340	$3,605
Less non-controlling interests portion ('000)	(15,253)	(12,388)	-
Attributable cost of sales ('000)	$59,039	51,952	2,534
Divided by silver equivalent produced (oz)	4,589,107	5,253,847	339,449
Cost of sales/Ag Eq oz produced ($/oz)	$12.87	$9.89	$7.47

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	2023	2022	2021[2,3]
Cost of sales ('000)	$36,160	$33,371	$3,605
Divided by silver equivalent produced (oz)	3,266,677	4,167,449	339,449
Cost of sales/Ag Eq oz produced ($/oz)	$11.07	$8.01	$10.62

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	2023	2022	2021[2,3]
Cost of sales ('000)	$38,132	$30,969	-
Divided by silver equivalent produced (oz)	2,204,050	1,810,664	-
Cost of sales/Ag Eq oz produced ($/oz)	$17.30	$17.10	-

(1)

Throughout this Annual Report, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(2)

Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

(3)

Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this Annual Report, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	2023	2022	2021[2,3]
Cost of sales ('000)	$74,292	$64,340	$2,534
Less non-controlling interests portion ('000)	(15,253)	(12,388)	-
Attributable cost of sales ('000)	59,039	51,952	2,534
Non-cash costs ('000)	712	(1,723)	160
Direct mining costs ('000)	$59,751	$50,229	$2,694
Smelting, refining and royalty expenses ('000)	21,163	24,050	1,857
Less by-product credits ('000)	(53,927)	(73,274)	(5,406)
Cash costs ('000)	$26,987	$1,005	$(855)
Divided by silver produced (oz)	2,043,053	1,308,201	46,128
Cash costs/Ag oz produced ($/oz)	$13.21	$0.77	$(18.53)

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	2023	2022	2021[2,3]
Cost of sales ('000)	$36,160	$33,371	$3,605
Non-cash costs ('000)	1,145	(1,348)	160
Direct mining costs ('000)	$37,305	$32,023	$2,694
Smelting, refining and royalty expenses ('000)	17,556	20,580	1,857
Less by-product credits ('000)	(45,556)	(64,710)	(5,406)
Cash costs ('000)	$9,305	$(12,107)	$(855)
Divided by silver produced (oz)	1,098,612	636,246	46,128
Cash costs/Ag oz produced ($/oz)	$8.47	$(19.03)	$(18.53)

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	2023	2022	2021[2,3]
Cost of sales ('000)	$38,132	$30,969	-
Non-cash costs ('000)	(721)	(625)	-
Direct mining costs ('000)	$37,411	$30,344	-
Smelting, refining and royalty expenses ('000)	6,011	5,784	-
Less by-product credits ('000)	(13,951)	(14,274)	-
Cash costs ('000)	$29,471	$21,854	-
Divided by silver produced (oz)	1,574,068	1,119,925	-
Cash costs/Ag oz produced ($/oz)	$18.72	$19.51	-

(1)

Throughout this Annual Report, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(2)

Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

(3)

Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this Annual Report, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]
	2023	2022	2021[2,3]
Cash costs ('000)	$26,987	$1,005	$(855)
Capital expenditures ('000)	12,460	9,031	120
Exploration costs ('000)	2,308	2,569	58
All-in sustaining costs ('000)	$41,755	$12,605	$(677)
Divided by silver produced (oz)	2,043,053	1,308,201	46,128
All-in sustaining costs/Ag oz produced ($/oz)	$20.44	$9.64	$(14.67)

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	2023	2022	2021[2,3]
Cash costs ('000)	$9,305	$(12,107)	$(855)
Capital expenditures ('000)	7,129	3,649	120
Exploration costs ('000)	835	1,296	58
All-in sustaining costs ('000)	$17,269	$(7,162)	$(677)
Divided by silver produced (oz)	1,098,612	636,246	46,128
All-in sustaining costs/Ag oz produced ($/oz)	$15.72	$(11.26)	$(14.67)

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	2023	2022	2021[2,3]
Cash costs ('000)	$29,471	$21,854	-
Capital expenditures ('000)	8,885	8,970	-
Exploration costs ('000)	2,455	2,122	-
All-in sustaining costs ('000)	$40,811	$32,946	-
Galena Complex Recapitalization Plan costs ('000)	4,264	6,608	-
All-in sustaining costs with Galena Recapitalization Plan ('000)	$45,075	$39,554	-
Divided by silver produced (oz)	1,574,068	1,119,925	-
All-in sustaining costs/Ag oz produced ($/oz)	$25.93	$29.42	-
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$28.64	$35.32	-

(1)

Throughout this Annual Report, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

(2)

Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

(3)

Cost per ounce measurements during fiscal 2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this Annual Report, all other production results from the Cosalá Operations during fiscal 2021 were determined based on total production during the year.

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	2023	2022	2021
Cash generated from (used in) operating activities ('000)	$(224)	$839	$(26,915)
Changes in non-cash working capital items ('000)	(789)	(2,018)	(24,030)
Net cash used in operating activities ('000)	$(1,013)	$(1,179)	$(50,945)

Working Capital and Adjusted Working Capital

The Company uses the financial measure “working capital” and “adjusted working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health, and adjusted to remove the non-cash impacts.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	2023	2022	2021
Current Assets ('000)	$23,036	$25,381	$23,543
Less current liabilities ('000)	(61,207)	(42,097)	(45,659)
Working capital ('000)	$(38,171)	$(16,716)	$(22,116)

Adjusted working capital is working capital with certain classification (i.e. convertible debenture) and non-cash items backed-out (i.e. metals contract liability, derivative instruments, and shares pending issuance from retraction).

Reconciliation of Adjusted Working Capital
	2023	2022
Working capital ('000)	$(38,171)	$(16,716)
Add convertible debenture ('000)	15,384	-
Adjusted working capital ('000)	(22,787)	(16,716)
Add metals contract liability ('000)	12,512	11,324
Add derivative instruments ('000)	1,230	991
Add shares pending issuance from retraction ('000)	436	-
Adjusted working capital ('000)	$(8,609)	$(4,401)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Accounting Standards and Pronouncements.

Accounting Standards Issued and Applied.

The following are changes in accounting policies effective as at January 1, 2023:

(i) Income taxes

The Company adopted amendments to IAS 12 - Income Taxes requiring companies to recognize deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences on initial recognition. The amendments were effective for accounting periods beginning on or after January 1, 2023 and adoption did not have a material impact on the Company’s financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted, including Non-Current Liabilities with Covenants (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Significant Accounting Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i) Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii) Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

(iii) Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv) Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, among other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v) Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi) Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

The Company determines recoverable amount based on the after-tax discounted cash flows from a cash generating unit’s life-of-mine cash flow projection which incorporates management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. Absent a life-of-mine cash flow projection, a market approach of comparable companies is used to determine recoverable amount of in-situ ounces from the cash generating unit.

(vii) Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition, cost of sales, and depletion of the mining property begins when commercial production has been achieved, and are recognized into the consolidated statement of loss and comprehensive loss.

(viii) Cash flows from ongoing production and impact on operations

The Company had negative operating cash flows during the year ended December 31, 2023 with a working capital deficit as at December 31, 2023. The ability to achieve cash flow positive production through meeting production targets at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, while facing market fluctuations in commodity prices and inflationary pressures, and maintaining access to capital markets, are significant judgments in these consolidated financial statements with respect to the Company’s liquidity. Should the Company continue to experience lower commodity prices and negative operating cash flows in future periods, the Company will need to raise additional funds through the issuance of equity or debt securities which funding cannot be assured.

B. Liquidity and Capital Resources

The change in cash since December 31, 2022 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2022	$2.0
Cash used in operations	(0.2)
Expenditures on property, plant and equipment	(19.9)
Lease payments	(2.7)
Promissory notes	1.8
At-the-market offering	2.3
Private placements	0.8
Pre-payment facility	2.2
Financing from convertible debenture	7.5
Metals contract liability	1.1
Royalty payable	3.2
Government loan	(0.2)
Contribution from non-controlling interests	4.3
Proceeds from disposal of assets	1.8
Decrease in trade and other receivables	2.1
Change in inventories	(3.3)
Change in prepaid expenses	0.2
Change in trade and other payables	0.2
Change in foreign exchange rates	(1.1)
Closing cash balance as at December 31, 2023	$2.1

The Company’s cash and cash equivalents balance increased from $2.0 million to $2.1 million since December 31, 2022 with a working capital deficit of $38.2 million. This increase was mainly due to cash from net proceeds received from the at-the-market offering, pre-payment facility, promissory notes, convertible debenture, metals contract liability, royalty payable, proceeds from disposal of assets, and contributions from non-controlling interests. These inflows were offset by decrease from expenditures of property, plant and equipment (including the Galena hoist project), and lease payments. Current liabilities as at December 31, 2023 were $61.2 million which is $19.1 million higher than at December 31, 2022, principally due to reclassification of the convertible debenture from non-current to current due to a late filing of an term extension permitted under the agreement, and increased balances in the metals contract liability, revolving pre-payment facility, promissory notes, and royalty payable. The Company’s adjusted working capital3 accounting for the convertible debenture extension would have been a deficit of $22.8 million.

_____________________________

3 This is a supplementary or non-GAAP financial measure or ratio. See “Item 5.A – Operating Results - Non-GAAP and Other Financial Measures” section for further information.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the Galena Complex Recapitalization Plan, the timing of the shaft repair, and the expected increase in hoisting capacity. At December 31, 2023, the Company does not have sufficient liquidity on hand to fund its expected operations for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations. From 2020 to year-end 2023, the Company has been successful in raising funds through equity offerings (including at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. The Company issued an aggregate of C$35.8 million in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended the Purchase Agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws made during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed. After the year ended December 31, 2023, the Company amended the Purchase Agreement for the right to increase its advance payment up to $6.5 million during the first half of 2024 and closed an equity offering for gross proceeds of C$7.8 million in Q1-2024. In the longer term, as the Cosalá Operations sustain full production, the Galena hoist project and shaft repair are finalized on the currently anticipated timing and budget and the Galena Complex is optimized on our current plans, and the outlook for silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required depending on ongoing evaluation of Relief Canyon, or if precious and/or base metal prices decrease from their current levels.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company received confirmation via letters from the U.S. Internal Revenue Service that $5.3 million in refunds were approved through the Employee Retention Credit from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. A refund of $3.5 million was received in January 2023 with the remaining $1.8 million received in April 2023.

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 15 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2023) Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $1.0 million per year for each of the next 5 years (excluding fiscal 2023 funding requirements payable by April 2024). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of fiscal 2023 and adjusted by approximately $0.9 million as a result of unrealized gains on returns. The Company expects to continue to review the pension valuation quarterly.

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $19.9 million during the year ended December 31, 2023 (2022: $19.6 million). Money was spent on purchase of property, plant and equipment mostly associated with the Galena Complex Recapitalization Plan.

The following table sets out the Company’s contractual obligations as of December 31, 2023:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$22,960	$22,960	$-	$-	$-
Pre-payment facility	2,250	2,250	-	-	-
Promissory notes	4,275	4,275	-	-	-
Interest on promissory notes	303	303	-	-	-
Convertible debenture	18,146	18,146	-	-	-
Interest on convertible debenture	2,002	2,002	-	-	-
Royalty payable	5,087	2,487	2,600	-	-
Metals contract liability	36,837	12,512	24,325	-	-
Projected pension contributions	6,604	1,558	1,926	2,046	1,074
Decommissioning provision	20,459	-	-	-	20,459
Other long-term liabilities	1,610	-	787	194	629
Total	$120,533	$66,493	$29,638	$2,240	$22,162

(1)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 25 of the audited consolidated financial statements for the year ended December 31, 2023.

(2)	Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

On February 26, 2023, the Company amended the Purchase Agreement with Sandstorm for the right to increase its advance payment by up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2025+). The advances of $2.75 million per quarter were drawn in full during fiscal 2023.

On March 31, 2023, the Company amended the existing promissory note to Sandstorm with the remaining principal of $2.5 million to be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum. On December 27, 2023, the Company issued an additional $2.4 million promissory note to Sandstorm due December 27, 2024 with interest payable at 8% per annum.

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Cosalá Operations and Galena Complex. The royalty reduces to 0.2% on attributable production from the Cosalá Operations and Galena Complex after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On June 21, 2023, the Company’s issued an additional secured convertible debenture to Delbrook under the Company’s existing convertible debenture, increasing the principal balance by C$8.0 million to a total of C$24.3 million outstanding at the end of the second quarter. The Company also amended the interest payable to 11% per annum, the conversion price to C$0.80, and extended the term of the maturity to July 1, 2024 with mutual option to extend by incremental calendar quarters up to April 28, 2025, among other terms. On October 30, 2023, the Company amended the convertible debenture held by Delbrook by increasing the principal by C$2.0 million with all other material terms unchanged. On November 13, 2023, the Company and Delbrook agreed to amend the terms of the existing 3,500,000 Warrants held by Delbrook and affiliates to amend the exercise price from C$0.80 per warrant to C$0.55 per Warrant. The Warrants expire on June 21, 2026, and contain customary anti-dilution provisions, as well as customary blocker language regarding becoming a control person without required shareholder and TSX approvals. The convertible debenture’s outstanding balance was reduced to C$24.0 million as of December 31, 2023, through additional retractions of C$2.3 million settled through issuance of approximately 5.9 million of the Company’s common shares.

The Company closed non-brokered private placements for total gross proceeds of $0.8 million in July of 2023 through total issuance of approximately 2.2 million of the Company’s common shares priced at approximately C$0.47 per share. Total gross proceeds of $0.4 million were raised from members of the Company’s board and management.

On March 21, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2026+). The first calendar quarter advance of $3.25 million was drawn in full in March 2024.

On March 27, 2024, the Company completed an equity offering of 26,000,000 units at a price of C$0.30 per unit for total gross proceeds of C$7.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of C$0.40 for a period of three years.

The Company had an adjusted working capital4 deficit of $22.8 million as at December 31, 2023. Working capital of $38.2 million was negatively impacted by the classification of the Company’s convertible debenture to current liabilities due to a late signing by the associated parties of a quarterly term extension permitted under the agreement. In addition, the working capital deficit contains certain items that would not be settled in cash, specifically the derivative instruments, the metal contracts liability (balancing fixed deliveries noted above), and shares pending issuance. The adjusted working capital4 deficit would have been $8.6 million after adjusting for these items and the convertible debenture classification. The Company has received the quarterly extensions for both Q4-2023 and Q1-2024 and, as a result, this classification is expected to be reversed to long-term debt in the Q1-2024 financial statements.

Financial Instruments

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

_______________________________

4 This is a supplementary or non-GAAP financial measure or ratio. See “Item 5.A – Operating Results - Non-GAAP and Other Financial Measures” section for further information.

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise. Unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met then classification and measurement are at either amortized cost or fair value through other comprehensive income.

C. Research and Development, Patents and Licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

Many factors that are beyond the control of the Company can affect the Company’s operations, including, but not limited to, the price of minerals, the economy on a global scale, land and exploration permitting, and the appeal of investments in mining companies. The appeal of mining companies as investment alternatives could affect the liquidity of the Company and thus future exploration and evaluation, development, and financial conditions of the Company. Other factors such as retaining qualified mining personnel and contractor availability and costs could also impact the Company’s operations.

The Company recently reinterpreted historic geophysical information at the Cosalá Complex and, after incorporating new data from an IP survey, has identified seven major IP/Mag anomaly trends on property near San Rafael and EC120. An exploration drill program is planned to test this area in the later half of 2023.

E. Critical Accounting Estimates

Not Applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets out the names and province or state of residence of the directors (the “Directors”) and executive officers of Americas Gold and Silver (the “Named Executive Officers”), their present position(s) and offices within Americas Gold and Silver, their principal occupations during the last five years and their date of appointment. All Directors have been elected or appointed to serve until the next annual meeting of shareholders of Americas Gold and Silver, subject to earlier resignation or removal.

Name and Place of Residence	Current Office with Americas Gold and Silver	Principal Occupation/ Prior Directorships	Date of Appointment as Director
Alexander Davidson(2) (3) Ontario, Canada	Board Chair and Director	Board Chair of Americas Gold and Silver, May 2016 to present	July 6, 2011
Darren Blasutti Ontario, Canada	President, Chief Executive Officer (“CEO”) and Director	President and CEO of Americas Gold and Silver, September 2019; President and Chief Executive Officer of Americas Silver Corporation and U.S. Silver December 2014	July 6, 2011
Christine Carson Ontario, Canada	Director	CEO of Carson Proxy Advisors Ltd.	May 13, 2022
Alan R. Edwards Arizona, United States	Director	President of AE Resources Corp.	June 23, 2011
Bradley R. Kipp(1) Ontario, Canada	Director	Chartered Professional Accountant (CPA, CMA) and Corporate Director of multiple public mining companies; CFO of Shiny Health & Wellness Corp. until March 2022	June 12, 2014
Gordon E. Pridham(1)(2) Ontario, Canada	Director	Principal of Edgewater Capital	November 10, 2008
Manuel Rivera(4) Mexico, Mexico	Director	President and Founder of NEKT Group; Former President and Chief Executive Officer of Grupo Expansión until 2017	August 2, 2017
Lorie Waisberg(1)(2) Ontario, Canada	Director

Corporate director currently serving as a director of Metalex Ventures Ltd.; previously served as a director of Tembec Inc., Primary Energy Recycling, Noront Resources, Chantrell Ventures, US Silver & Gold Inc., OneMove Technologies, Northern Uranium Corp., Rapier Gold Inc.; previously a director and the chair of Keystone North America, RX Gold & Silver Corp., Baja Mining Corp., Arcan Resources, and Chemtrade Logistics Income Fund.

July 6, 2011
Warren Varga Ontario, Canada	Chief Financial Officer (“CFO”)	CFO of Americas Gold and Silver	N/A
Peter McRae Ontario, Canada	Senior Vice President Corporate Affairs and Chief Legal Officer (“CLO”)	Sr. VP Corporate Affairs and CLO of Americas Gold and Silver	N/A
Daren Dell Ontario, Canada	Former Chief Operating Officer (“COO”) Resigned his position as of October 31, 2023	Former COO of Americas Gold and Silver until resignation in October 2023.	N/A
Stefan Axell Ontario, Canada	Vice President, Corporate Development & Communications	VP Corporate Development & Communications of Americas Gold and Silver Corporation	N/A

(1)	Member of the Audit Committee.
(2)	Member of the Compensation & Corporate Governance Committee.
(3)	Member of the Sustainability & Technical Committee.

No family relationships exist between any of the Directors or Named Executive Officers.

The following are brief biographies of the Directors or Named Executive Officers:

Alexander Davidson, Age: 72 – Board Chair and Director

Mr. Davidson was Barrick’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick Gold Corporation’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick Gold Corporation in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick Gold Corporation’s expansion out of North America and into Latin America and beyond and retired from Barrick in 2009. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In November 2022 it was announced that Mr. Davidson would be inducted into the 2023 Canadian Mining Hall of Fame in recognition of his inspiring achievements and visionary leadership to elevate the stature of Canadian mining at home and abroad. In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte project in the Alto Chicama District, Peru.

Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the Board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees. Mr. Davidson is a member of the Compensation & Corporate Governance Committee (the “CCG Committee”) and the Sustainability & Technical Committee (the “S&T Committee”). Mr. Davidson is also currently a director of Pan American Silver Corp. Capital Drilling Ltd. and Nulegacy Gold Corporation.

Darren Blasutti, Age: 55 – President, CEO & Director

Mr. Blasutti is currently the President and Chief Executive Officer of Americas Gold and Silver. He was formerly the President and Chief Executive Officer of Americas Silver and U.S. Silver, and prior to that, the President and Chief Executive Officer of RX Gold & Silver Inc., and former Senior Vice President of Corporate Development for Barrick Gold Corporation until January 2011. At Barrick Gold Corporation, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick Gold Corporation for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick Gold Corporation’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti is a member of the Chartered Professional Accountants Canada and was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is currently Chairman of Barksdale Resources Corp.

Christine Carson, Age: 52 – Director

Ms. Carson is the sole founder and CEO of Carson Proxy Advisors Ltd., a proxy solicitation firm that specializes in executing shareholder communications, proxy solicitation and corporate governance strategies for Canadian public companies. She has spent over 20 years advising publicly traded companies on a wide variety of special situations and issues, including proxy battles, hostile take overs, M&A, consent solicitations, corporate governance, executive compensation, and shareholder proposals. She has counseled numerous Boards of Directors, CEOs, corporate secretaries, corporate counsels, investor relations professionals and has spoken at industry conferences on the complexities of influencing shareholder voting in Canada. Prior to founding Carson Proxy, Ms. Carson was involved in establishing two successful proxy solicitation firms and a Transfer and Trust Company in Canada.

Alan R. Edwards, Age: 66 – Director

Mr. Edwards serves on the Board and has more than 40 years of diverse mining industry experience, including various executive and director roles. He is currently the President of AE Resources Corp., and also serves on the board of directors for Entrée Resources Ltd., Arizona Sonoran Copper Company Inc., and Elevation Gold Mining Corp.  Mr. Edwards was also formerly a director and Chairman of the board of directors of AuRico Gold Inc., AQM Copper Inc., Oracle Mining Corp. (where he was also the Chief Executive Officer), Rise Gold Corp., and a director of Orvana Minerals Corp. He was also the President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corp.

Mr. Edwards also served as COO of Apex Silver Mines Corp., where he directed the engineering, construction and development of the San Cristobal project in Bolivia. He has also worked for Kinross Gold Corp., P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company. Mr. Edwards holds an MBA (Finance) from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona. Mr. Edwards is the Chairman of the S&T Committee.

Bradley R. Kipp, Age: 60 – Director

Mr. Kipp is currently a director and the Chair of the Audit Committee of Americas Gold and Silver (since June 2014); a director and the Chair of the Audit Committee of Haventree Bank since June 2008 (federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions), a director of Shiny Health & Wellness Corp. (previously ShinyBud Corp.) (TSXV:SNYB); resigned as CFO of Shiny Health & Wellness Corp. in March of 2022.

Mr. Kipp has over 30 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities, he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Gordon E. Pridham, Age: 69 – Director

Mr. Pridham is Principal of Edgewater Capital and is on the advisory board for Enertech Capital, a clean tech venture capital fund.  Mr. Pridham has over 25 years of experience in investment banking, capital markets, and corporate banking.  He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in public and private markets across a broad range of industry sectors.  He has served on over 17 boards of which he has chaired five.  He is a graduate of the University of Toronto and the Institute of Corporate Directors program.

Manuel Rivera, Age: 51 – Director

Mr. Rivera is the President and Founder of NEKT Group, an investment firm focused on investment and deployment of Cybersecurity solutions in the Americas. He is also the co-founder and non-executive President of MediaSurf, a digital and out-of-home media company (owner of Business Insider Mexico) based in Mexico City.

With vast experience in media, digital, corporate transformation and mergers and acquisitions, Mr. Rivera spent more than a decade as the President and Chief Executive Officer of Grupo Expansión, one of Mexico’s most influential media companies that, under his leadership, was taken from a minor magazine player to one of the largest digital publishers in Mexico and Latin America. Grupo Expansión was successfully sold in 2017.

Mr. Rivera served as Co-chair of the Global Future Council for Media and Information of the World Economic Forum; he serves on the Board of Mexico’s largest newspaper El Universal, and also served as Chairman of the Board for Make-A-Wish Mexico. Mr. Rivera is a Chemical Engineer, with an MBA and is currently a Masters in Cybersecurity candidate.

Mr. Rivera is a member of the S&T Committee.

Lorie Waisberg, Age: 82 – Director

Mr. Waisberg is a corporate director currently serving as a director of Metalex Ventures Ltd. He previously served as a director of Tembec Inc., Primary Energy Recycling, Noront Resources, Chantrell Ventures, US Silver & Gold Inc., OneMove Technologies, Northern Uranium Corp. (formerly MPVC Inc.), and Rapier Gold Inc. Mr. Waisberg was also previously a director and the chair of Keystone North America, RX Gold & Silver Corp., Baja Mining Corp., Arcan Resources, and Chemtrade Logistics Income Fund.

Mr. Waisberg has law degrees from the University of Toronto and Harvard University, and had a distinguished 30-year legal career as a business law partner of Goodmans LLP in Toronto. He then served as the Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer, prior to retirement. Mr. Waisberg is also accredited as ICD.D by the Institute of Corporate Directors. Mr. Waisberg is the Chairman of the CCG Committee and a member of the Audit Committee.

Warren Varga, Age: 54 – Chief Financial Officer

Mr. Varga was formerly the Chief Financial Officer of US Silver & Gold and brings over 20 years of progressive financial leadership and senior management expertise to Americas Gold and Silver. Prior to this, Mr. Varga held the role of Senior Director, Corporate Development at Barrick Gold Corporation. Mr. Varga is a member of the Canadian Institute of Chartered Accountants and a member of the Chartered Financial Analyst Institute.

Peter McRae, Age: 45 - Senior Vice President Corporate Affairs & Chief Legal Officer

Mr. McRae formerly served as Vice President, General Counsel & Corporate Secretary of U.S. Silver and Gold and brings over 15 years of corporate and commercial experience to Americas Gold and Silver. He was an attorney at Weil, Gotshal & Manges LLP, based in New York, in the firm’s transactions group representing some of the largest organizations and private equity firms globally. He is also a director of Barksdale Resources Corp. and, formerly, Guerrero Ventures Inc. (Nomad Royalty Ltd.). Mr. McRae is currently a member of the New York and Ontario Bars and is a certificate holder in Mining Law.

Daren Dell, Age: 55 – Former Chief Operating Officer

Mr. Dell formerly served as Vice President, Technical Services for U.S. Silver and Gold and brings over 20 years of operations, project and mine evaluation experience to Americas Gold and Silver. Prior to this, Mr. Dell served as Director, Corporate Development and Director, Technical Evaluations at Barrick Gold. Mr. Dell is a metallurgist and a Professional Engineer.

Stefan Axell, Age: 47 - Vice President Corporate Development & Communications

Mr. Axell brings over 15 years of finance and mining experience to Americas Gold and Silver and was a former equity research analyst and is a CFA charterholder.

Arrangements and Understandings

The Company has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Director Compensation

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.

•	Currently all non-executive directors receive a monthly retainer of CDN $4,167 payable quarterly in arrears.
•	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of CDN $2,000/day or as otherwise agreed by the CEO and Board from on a case-by-case basis.
•	Directors who are employees of the Company receive no additional compensation for serving on the Board.
•	Directors submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.

The Board fees (referenced above) remained unchanged for 2023 and such amounts are generally paid quarterly in arrears, in cash and deferred share units (“DSUs”).  Each Board member may elect to be paid in cash for up to 50% of their respective Board fees.

The Company pays the Chairman of the Board an annual retainer of CDN $25,000. In addition, the Company paid annual retainer amounts to its directors for their service as chairs and members of the committees of the Board in such period, in the amounts and as set out below:

Committee	Committee Chairman (CDN $)	Other Committee Members (CDN $)
Audit Committee	15,000	7,500
Compensation & Corporate Governance Committee	10,000	5,000
Sustainability and Technical Committee	10,000	7,500

There are no other arrangements under which the Directors who are not Named Executive Officers (as defined herein) were compensated by the Company or its subsidiaries during the most recently completed financial year end for their services in their capacity as directors.

The Company does not have a pension, retirement or similar benefits scheme for directors.

Director Compensation Table

Name of Director	Fees (paid in cash) ($)[1,2]	Share- based awards[2] ($)	Option-based awards[3] ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)[1]
Christine Carson	Nil	37,045	86,052	Nil	Nil	123,097
Alex Davidson	Nil	64,829	100,715	Nil	Nil	165,544
Alan R. Edwards	Nil	44,454	100,715	Nil	Nil	145,169
Bradley R. Kipp	24,079	24,079	100,715	Nil	Nil	148,873
Gordon E. Pridham	23,153	23,153	100,715	Nil	Nil	147,021
Manuel Rivera	21,301	21,301	102,017	Nil	Nil	144,619
Lorie Waisberg	Nil	50,011	100,715	Nil	Nil	150,726

(1)	All fees have been converted to U.S. funds using a conversion rate of 1.3497.
(2)

Fees earned may be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

(3)

The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of IFRS. The Company uses the Black- Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

Directors’ Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding as of December 31, 2023 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option	Option exercise price	Option expiration date	Value of unexercised in-the- money options[1]	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share- based awards not paid out or distributed
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)[2]
Christine Carson[3]	150,000	0.71	11/08/2025	Nil	Nil	Nil	63,611
	250,000	0.90	12/01/2026	Nil	Nil	Nil
	225,000	0.31	19/12/2026	Nil	Nil	Nil
Alex Davidson					Nil	Nil	190,867
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	Nil
Alan R. Edwards					Nil	Nil	127,791
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	Nil
Bradley R. Kipp					Nil	Nil	99,435
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	Nil
Gordon E. Pridham					Nil	Nil	87,036
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026
Manuel Rivera					Nil	Nil	74,991
	90,000	3.54	03/12/2024	Nil
	175,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
	250,000	0.90	12/01/2026	Nil
	225,000	0.31	19/12/2026	Nil
Lorie Waisberg					Nil	Nil	141,521
	90,000	3.54	03/12/2024	Nil
	150,000	1.70	23/07/2024	Nil
	225,000	1.25	23/02/2025	Nil
	250,000	0.90	12/0/2026	Nil
	225,000	0.31	19/12/2026	Nil

(1)

Calculated based on the difference between $0.33, the closing price of the Common Shares on the TSX on December 31, 2023, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)

Amounts represent DSUs granted to the directors as deferred payments of the directors’ annual retainer. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2023.

(3)	Christine Carson was elected to the Board in May 2022.

Directors’ Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2023.

Name	Option-based awards- Value vested during the year[1] (CDN $)	Share-based awards-Value vested during the year[2] (CDN $)	Non-equity incentive plan compensation-Value earned during the year (CDN $)
Christine Carson	Nil	63,611	Nil
Alex Davidson	Nil	190,867	Nil
Alan R. Edwards	Nil	127,791	Nil
Bradley R. Kipp	Nil	99,435	Nil
Gordon E. Pridham	Nil	87,036	Nil
Manuel Rivera	Nil	74,991	Nil
Lorie Waisberg	Nil	141,521	Nil

(1)

Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)

Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for either cash or Common Shares of the Company. The market or payout value is based on closing price at December 31, 2023.

Executive Compensation

The Company’s executive compensation policies and practices, including information about the compensation of the CEO, the CFO and the three other most highly compensated officers of the Company, who served as executive officers of the Company during the financial year ended December 31, 2023 (collectively the “NEOs”) are discussed in this section.

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Company’s NEOs during the fiscal year ended December 31, 2023.

Name and principal position	Year	Salary ($)[1]	Non-equity discretionary annual incentive plan[2] ($)[1]	Share- based awards[3] ($)	Option-based awards[4] ($)	All other compensation ($)	Total Compensation ($)
Darren Blasutti President and CEO	2023	303,771	91,131	Nil	326,353	3.694	724,949
	2022	292,060	257,013	Nil	493,690	3,671	1,046,434
	2021	287,195	172,318	Nil	714,670	3,635	1,177,818

Daren Dell Former COO	2023	251,907	42,231	Nil	180,837	978	475,953
	2022	242,102	159,788	Nil	256,019	950	658,859
	2021	239,329	107,698	Nil	402,251	811	750,089

Warren Varga CFO	2023	240,794	54,178	Nil	202,761	3,694	501,427
	2022	230,574	121,743	Nil	253,980	3,671	609,968
	2021	227,363	81,851	Nil	386,182	4,072	699,468

Peter McRae SVP Corporate Affairs & Chief Legal Officer CLO	2023	222,271	27,783	Nil	147,851	3,694	401,599
	2022	219,045	72,285	Nil	270,261	3,671	565,262
	2021	215,396	64,619	Nil	426,136	3,979	710,130

Stefan Axell VP Corporate Development & Communications	2023	179,669	Nil	Nil	115,217	978	295,864
	2022	180,616	39,736	Nil	207,891	1,736	429,979
	2021	179,497	43,079	Nil	358,323	811	581,710

(1)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.2535 for 2021, 1.3011 for 2022 and 1.3497 for 2023.
(2)	Amounts posted represent cash payment of annual incentive plan for the respective year with amount typically paid early in the following year.
(3)	Amounts posted represent value of restricted share units (“RSUs”) granted in respect of the covered year.
(4)

Granted in respect of the covered year. The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of IFRS. The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option-based awards. Sums in this column are not cash but are fair market value of the Options granted on the date of grant.

The following table sets forth information concerning all awards outstanding as of December 31, 2023 granted by the Company to NEOs. This includes awards granted in prior years.

OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the- money Options[1]	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed[2]
	(#)	(CDN $)		(CDN $)	(#)	(CDN $)	(CDN $)
Darren Blasutti President and CEO	375,000 710,000 700,000 750,000 900,000	3.54 1.70 1.24 0.90 0.31	03/12/2024 23/07/2024 23/02/2025 12/01/2026 19/12/2026	Nil Nil Nil Nil Nil Nil	Nil	Nil	Nil
Daren Dell Former COO	300,000 400,000 350,000 500,000	3.54 1.70 1.24 0.90	03/12/2024 23/07/2024 23/02/2025 12/01/2026	Nil Nil Nil	Nil	Nil	Nil
Warren Varga CFO	250,000 390,000 350,000 500,000 600,000	3.54 1.70 1.24 0.90 0.31	03/12/2024 23/07/2024 23/02/2025 12/01/2026 19/12/2026	Nil Nil Nil Nil Nil	Nil	Nil	Nil
Peter McRae SVP Corporate Affairs & CLO	250,000 510,000 325,000 300,000 400,000	3.54 1.70 1.24 0.90 0.31	03/12/2024 23/07/2024 23/02/2025 12/01/2026 19/12/2026	Nil Nil Nil Nil Nil	Nil	Nil	Nil
Stefan Axell VP Corporate Development & Communications	250,000 300,000 250,000 300,000	3.54 1.70 1.24 0.90	03/12/2024 23/07/2024 23/02/2025 12/01/2026	Nil Nil Nil	Nil	Nil	Nil

(1)	Calculated based on the difference between $0.33, the closing price of the Common Shares on the TSX on December 31, 2023, and the exercise price of the options.
(2)

Amounts represent vested RSUs granted to the NEOs as deferred payment of incentive awards. The RSUs are redeemable for Common Shares of the Company or cash (at the Company’s option). The market payout value is based on the closing price at December 31, 2023.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ending December 31, 2023.

Name	Option-based awards-Value vested during the year[1]	Share-based awards-Value vested during the year[2]	Non-equity incentive plan compensation-Value earned during the year[3]
	(CDN $)	(CDN $)	(CDN $)
Darren Blasutti President, CEO, and Director	Nil	Nil	123,000
Daren Dell Former COO	Nil	Nil	57,000
Warren Varga CFO	Nil	Nil	73,125
Peter McRae SVP Corporate Affairs & CLO	Nil	Nil	37,500
Stefan Axell VP Corporate Development & Communications	Nil	Nil	Nil

(1)

Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee. All amounts are paid in either cash or Common Shares.

Termination and Change of Control Benefits

The Company has the following arrangements pursuant to employment agreements that provide for payments to an NEO at, following or in connection with termination and a change in control of the Company as of December 31, 2023.

CEO and other NEOs

If the CEO, Mr. Blasutti, is terminated (without cause), his agreement provides for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to 2 times (the “Multiple”) the then current year’s base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). In the event of termination within 12 months of a change in control of the Company, the agreement provides for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to 2 times the then current year’s base salary and the greater of (a) the target annual incentive bonus, and (b) the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000, benefits coverage through the severance period (or payment in lieu thereof). Assuming the termination as noted above were to have occurred as of December 31, 2023, the estimated incremental cash payment to be made would be $1,103,059 (termination without just cause) and $1,215,084 (termination within 12 months of change in control).

If any of the other NEOs is terminated (without just cause) their agreements provide for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to one times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof). In the event of termination within 12 months of a change in control of the Company, their agreements provide for (i) payment of salary and vacation earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment calculated at a Multiple of between 1 to 2 times5 the then current year’s base salary and the greater of (a) the target annual incentive bonus, and (b) the highest annual incentive bonus amount paid or owing in respect of the three previously completed fiscal years. Assuming a termination occurred as of December 31, 2023, the estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga – $358,153 (termination without just cause) and $842,779 (termination within 12 months of change in control), Daren Dell – $405,942 (termination without just cause) and $906,868 (termination within 12 months of change in control), Peter McRae – $291,953(termination without just cause) and $666,814 (termination within 12 months of change in control) and Stefan Axell – $219,678 (termination without just cause) and $426,715 (termination within 12 months of change in control).

The calculations above do not include any amounts for pro rata bonus calculations in each case under section “(i)”.  If applicable, the incremental cash payment may also include any RSUs granted in place of annual incentive plan cash bonuses which may be redeemed (in accordance with the terms of the grant).    Any unvested Options at the time of the change in control will vest immediately (in accordance with the terms of the grant) and, subject to the discretion of the Board, will expire in accordance with the terms of the Stock Option Plan (i.e., generally 90 days after the date of termination).

C. Board Practices

The table below details the date since which each Director has served on the Company’s Board.

Director's Name	Date of Appointment as Director
Alex Davidson	July 6, 2011
Darren Blasutti	July 6, 2011
Christine Carson	May 13, 2022
Alan R. Edwards	June 23, 2011
Bradley R. Kipp	June 12 2014
Gordon E. Pridham	November 10, 2008
Manuel Rivera	August 2, 2017
Lorie Waisberg	July 6, 2011

The Board does not believe it should establish director term limits, although the length of service of each director will be considered. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the CCG Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the CCG Committee, the Board makes a determination in that regard.

_____________________________

5 The Multiple increases at a rate of one month for each completed year, up to a maximum of 1.5 or 2 times, as applicable.

Committees of the Board

To assist it in exercising its responsibilities, the Board established three standing committees of the Board effective January 30, 2015: the Audit Committee, the CCG Committee and the S&T Committee. The Board may establish other standing committees from time to time as it considers appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualifications member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter is reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee

The CCG Committee assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon E. Pridham, and Alex Davidson, each of whom is “independent” pursuant to Section 803A and 805(c) of the NYSE American Company Guide (“Company Guide”). Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation policies and practices for the Company.

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

The Company’s CCG Committee Charter is available on the Company’s website at www.americas-gold.com.

Audit Committee

The Board has a separately designated standing Audit Committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Bradley R. Kipp (Chair), Lorie Waisberg and Gordon E. Pridham, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act.

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Company’s Audit Committee Mandate is available on the Company’s website at www.americas-gold.com.

D. Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Fiscal 2021	Galena Complex	Cosalá Operations	Relief Canyon	Corporate	Total
Salary	42	98	4	10	173
Hourly	212	11	200	1	424
Total	254	15	298	1111	578

Fiscal 2022	Galena Complex	Cosalá Operations	Relief Canyon	Corporate	Total
Salary	43	113	3	12	171
Hourly	194	228	12	0	434
Total	237	341	15	12	605

Fiscal 2023	Galena Complex	Cosalá Operations	Relief Canyon	Corporate	Total
Salary	45	114	3	11	173
Hourly	210	231	8	0	449
Total	255	345	11	11	622

The applicable hourly employees are each represented by respective labour unions at the Galena Complex and Cosalá Operations.

E. Beneficial Share Ownership

As of April 22, 2024, our directors and NEOs, as a group, held a total of 17,570,869 Common Shares, representing beneficial ownership of 6.60% of the 266,308,018 outstanding Common Shares and Common Shares subject to derivative securities held by our directors and NEOs that are currently exercisable or convertible or that will be exercisable or convertible within 60 days after April 22, 2024.

The table below sets forth the number of Common Shares beneficially owned by our directors and NEOs as of April 22, 2024.  Beneficial and percentage ownership is determined in accordance with the rules and regulations of the SEC, which is based on voting or investment power with respect to Common Shares, and this information does not necessarily indicate beneficial ownership for any other purpose.  In accordance with SEC rules in computing the number of Common Shares beneficially owned by each director and NEO, Common Shares subject to derivative securities held by a director or NEO that are currently exercisable or convertible, or that will be exercisable or convertible within 60 days after April 22, 2024 are deemed outstanding for purposes of such director or NEO, but not for any other director or NEO.

Beneficial Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Common Shares Held	Exercisable Options[1]	DSUs[2]	Number of Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Darren Blasutti	1,322,078	2,585,000	Nil	3,907,078	1.54
Daren Dell	16,400	1,383,332	Nil	1,399,732	0.55
Warren Varga	1,526	1,523,332	Nil	1,524,858	0.60
Peter McRae	381	1,418,333	Nil	1,418,714	0.56
Stefan Axel	130,000	1,000,000	Nil	1,130,000	0.45
Christine Carson	Nil	341,666	247,569	534,471	0.23
Alex Davidson	563,020	706,666	674,300	1,848,072	0.77
Alan R. Edwards	20,597	706,666	453,014	1,114,508	0.47
Bradley R. Kipp	Nil	706,666	336,942	1,007,983	0.41
Gordon E. Pridham	128,161	706,666	298,001	1,098,573	0.45
Manuel Rivera	Nil	731,666	258,760	958,972	0.39
Lorie Waisberg	100,618	706,666	502,843	1,226,137	0.52
Total	2,282,781	12,516,659	2,771,429	17,570,869	6.60%

1.	Options that have vested regardless of “in the money” strike price.
2.	DSUs are exercisable by non-executive directors upon their separation from the Board.

Securities Authorized for Issuance Under Equity Incentive Compensation Plans

The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2023.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (CDN $)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	17,370,000	1.30	1,209,020
Equity Compensation Plans Approved By Shareholders – DSUs(1)	2,379,554	N/A	499,190
Equity Compensation Plans Approved By Shareholders – RSUs(2)	N/A	N/A	250,000
Total	19,749,554	$1.30	1,958,210

(1)	DSUs granted as deferred payment of director’s annual retainer payments.
(2)	RSUs granted as deferred payment of annual incentive bonus for officers.

Summaries of Equity Incentive Compensation Plans

Stock Option Plan

The Company’s stock option plan (the “Stock Option Plan”) was most recently amended, restated and approved by shareholders at the annual and special meeting of Shareholders held on June 29, 2022 (the “2022 Company Meeting”). The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company. The periodic consideration of such awards typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

As part of its annual compensation review, the Company granted options to its management (including NEOs) and Board on January 12, 2023 and December 19, 2023. A summary of details of the grants made in 2023 are set out below:

•

January 12, 2023 – 4,275,000 Options granted to independent directors (250,000/director) and 2,525,000 Options granted to officers and certain employees with an exercise price of $0.90. These options have a three-year term and vest over a three-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date).

•

December 19, 2023 – 3,925,000 Options granted to independent directors (225,000/director) and 2,350,000 Options granted to officers and certain employees with an exercise price of $0.31. These options have a three-year term and vest over a three-year period (1/3 upon grant, 1/3 on the first anniversary of the grant date and 1/3 on the second anniversary of the grant date).

All such Options vest immediately upon a change of control of the Company, subject to required approvals, or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

Officers, directors, employees and consultants of the Company are eligible to participate in the Stock Option Plan. Options issued thereunder allow participants (“SOP Participants”) to purchase Common Shares at a specified exercise price within a specified maximum exercise period of 10 years. The purpose of the Stock Option Plan is to improve the Company’s long-term financial success by closely aligning the SOP Participants’ personal interests with those of the Company’s shareholders.

For the purposes of the Stock Option Plan, the option price shall be established at the time each Option is granted, which shall in all cases be not less than the closing price of the Common Shares on TSX or the NYSE American, as applicable, immediately preceding the date of grant.

Subject to the provisions of the Stock Option Plan, the Board shall have the authority to determine the limitation, restrictions and conditions, if any, applicable to the exercise of an Option, including, without limitation, vesting and performance conditions and the nature and duration of the restrictions, if any, to be imposed upon the exercise of the Option.

Options may not be transferable or assignable, in whole or in part other than if a SOP Participant dies. If a SOP Participant dies while an eligible person, the legal representative of the SOP Participant may exercise the SOP Participant’s Options on or before the earlier of the expiry date of the Option and the date that is twelve months after the date of the SOP Participant’s death, but only to the extent the Options were by their terms exercisable on the date of death.

Except as otherwise determined by the Board, if a SOP Participant ceases to be an eligible person for any reason whatsoever other than death, each Option held by the SOP Participant will cease to be exercisable on or before the earlier of the expiry date of the Option and 90 days after the date on which a such SOP Participant ceases to be an eligible person in any capacity. If any portion of an Option is not vested by such date, that portion of the Option may not under any circumstances be exercised by the SOP Participant.

In lieu of paying the aggregate exercise price to purchase Common Shares as contemplated in the Stock Option Plan, a SOP Participant may elect to receive, without payment of cash or other consideration, except as required the Stock Option Plan and upon surrender of the applicable portion of a then vested and exercisable Option to the Company, the number of Common Shares determined in accordance with the formula for a cashless exercise set out the Stock Option Plan.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of Options, combined with the number of Common Shares issuable under all security-based compensation arrangements of the Company (including the Stock Option Plan, deferred share unit plan (the “DSU Plan”) and a restricted share unit plan (the “RSU Plan”)), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant.  The maximum number of Common Shares issuable at any time and issued within any one-year period to any insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

In addition, pursuant to the Stock Option Plan (i) the maximum aggregate number of Common Shares reserved for issuance to all non-executive directors under the Stock Option Plan and all other security-based compensation arrangements of the Company is limited to 1% of the total number of Common Shares then issued and outstanding, (ii) the maximum value of Options granted under the Stock Option Plan to any non-executive director in a one-year period is limited to CDN $100,000, and (iii) the maximum aggregate value of all awards granted under the Stock Option Plan to any non-executive director combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period is limited to CDN $150,000.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders at the 2022 Company Meeting.

Subject to applicable regulatory approval and without limiting the generality of the foregoing, the Board may, in its discretion, without the consent of any SOP Participant, make the following amendments to the Stock Option Plan or an Option granted under the Stock Option Plan, as applicable, without obtaining approval of any shareholder of the Company:

(a)

Amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with applicable laws and regulatory requirements, including the requirements of the TSX or NYSE America, as applicable, in place from time to time;

(b)	Amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan;
(c)	Amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the vesting schedule;
(d)	The addition of, and subsequent amendment to, any financial assistance provision;
(e)	Amendments to the termination provisions of Options or the Stock Option Plan which do not entail an extension beyond the original expiry date;
(f)	The addition of a cashless exercise feature, payable in cash or securities;
(g)

amendments ensuring that the Options granted under the Stock Option Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a SOP Participant to whom an Option has been granted may from time to time be resident or a citizen;

(h)	amendments to the Stock Option Plan that are of a “housekeeping” nature; and
(i)	any other amendments not requiring shareholder approval under applicable laws or the requirements of the TSX or NYSE America, as applicable.

The Board may not, without the approval of the Company’s shareholders, make amendments to the Stock Option Plan or an Option granted under the Stock Option Plan with respect to the following:

(a)	an increase to the maximum number or percentage of securities issuable under the Stock Option Plan;
(b)	a reduction in the exercise price of an outstanding Option or other entitlements under the Stock Option Plan;
(c)	any cancellation and reissue of Options or other entitlements;
(d)

any change to the definition of “Eligible Person” set out in the Stock Option Plan where such change may permit non-executive directors to participate on a discretionary basis under the Stock Option Plan;

(e)	an amendment to the prohibition on transferring or assigning Options under the Stock Option Plan;
(f)	an amendment to the amendment provisions of the Stock Option Plan so as to increase the ability of the Board to amend the Stock Option Plan without the approval of the Company’s shareholders;
(g)	an amendment that extends the term of Options beyond their original expiry; and
(h)	any changes to the limits set out in Section 1.4 of the Stock Option Plan.

Restricted Share Unit Plan

The Board has adopted a RSU Plan to allow the Company to settle grants in cash or by issuing Common Shares. The RSU Plan was most recently re-approved at the 2022 Company Meeting. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. To date, the Company has granted RSUs in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Stock Option Plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; or (ii) as a cash conservation measure, in lieu of earned annual incentive cash bonuses awarded (based on predetermined performance targets) to executive officers or corporate staff of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant.

Employees of the Company and its affiliates and persons such other persons determined by the CCG Committee are eligible to participate in the RSU Plan. When vested, each RSU entitles a participant thereunder (a “RSU Participant”) to receive, subject to adjustments as provided for in the RSU Plan, one Common Share (subject to Shareholder approval of the RSU Plan) or payment in cash for the equivalent thereof. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant. The vesting of each grant cannot extend beyond December 31st of the third calendar year after the year in which the grant occurred. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant. RSUs are akin to the DSUs and phantom shares that track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

Subject to the Board’s discretion to accelerate vesting and the provisions of any applicable Award Agreement, upon the RSU Participant incurring a termination date prior to the RSU vesting date, all RSUs previously credited to such RSU Participant’s account, which did not become vested RSUs on or prior to the RSU Participant’s termination date, shall be terminated and forfeited as of such termination date.

For the purposes of the RSU Plan, the value of the RSU on the redemption date is the number of RSUs in the RSU Participant’s account times the fair market value of the Common Shares which is the weighted average price of the Common Shares on the TSX for the five days on which the Common Shares were traded immediately preceding such redemption date, but if the Common Shares did not trade on such trading days, the fair market value shall be the average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts during which some or all RSU Participants may not trade in the securities of the Company. If the redemption date of any grant falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any RSU Participant, amend or terminate the RSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any RSU Participant with respect to RSUs to which the RSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the RSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the RSU Plan and any Award Agreement;
(b)

amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan;
(d)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSU awards may be made pursuant to the RSU Plan;
(e)	amendments to the RSU Plan that are of a “housekeeping” nature; and
(f)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the RSU Plan, applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the RSU Plan:

(a)	an increase to the RSU Plan maximum or the number of Common Shares reserved for issuance under the RSU Plan;
(b)	any amendment to the amendment provisions in Sections 5.2.2 and 5.2.3 of the RSU Plan;
(c)	extension of the termination or expiry of an RSU Award;
(d)	the removal or increase of “Insider Participation Limits”;
(e)	any change that would materially modify the eligibility requirements for participation in the RSU Plan; and
(f)	any amendment that permits the assignment or transfer of a RSU other than for normal estate planning purposes.

The Board determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all full-award security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants).

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the RSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders at the 2022 Company Meeting.

When vested, each RSU entitles the RSU participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share or payment in cash for the equivalent thereof based on the weighted average trading price of the Common Shares on the five trading days immediately preceding the redemption date. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant.

Note that NEOs did receive certain cash payments in respect of previous years’ bonuses where they had elected to receive 25% of awarded cash bonuses in the form of RSUs (which may be settled in either Common Shares or cash). The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five trading days immediately preceding the end of the fiscal year and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted thereunder vest immediately but may be redeemed only on a future date but otherwise immediately (i) in the event of a change in control of the Company, or (ii) upon the termination or death of the executive officer. In the event of termination, vested, cash settled RSUs may not be redeemed until the first and second anniversary dates of grant unless otherwise agreed by the CCG Committee. The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized by the Board.

Deferred Share Unit Plan

The purpose of the Company’s DSU Plan is to advance the interests of the Company and its affiliates by attracting and retaining highly competent persons as directors, to allow such persons to participate in the long-term success of the company and to promote a greater alignment of interests between the participants designated under the DSU Plan and the shareholders of the Company. The DSU Plan was most recently re-approved at the 2022 Company Meeting.  To date, DSUs have only been granted to the Company’s non-executive Directors in lieu of earned board fees.

The DSU Plan is administered by the CCG Committee under the supervision of the Board. Under the DSU Plan, the CCG Committee may grant DSUs to directors who are not an employee or officers of the Company or any of its affiliates (“DSU Participants”, and each, a “DSU Participant”). The CCG Committee also determines the effective date of the DSU awards, the number of DSUs to be allocated, the terms and conditions of vesting (if any), and such other terms and conditions which the CCG Committee considers appropriate, subject to confirmation by the Board.

Each DSU award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Company’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant (plus a cash settlement for any fraction of a DSU). DSU awards are to be settled in the manner specified by the CCG Committee following the date the DSU Participant ceases to be a director of the Company but not later than December 15th of the calendar year commencing immediately after the DSU Participant ceases to be a director of the Company (the “Settlement Date”).

DSUs are akin to phantom shares that track the value of the underlying Common Share, but do not entitle the DSU Participant to the underlying Common Shares, nor do they entitle a DSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the DSU vests (if applicable) and the DSU Participant receives Common Shares. DSUs and all other rights, benefits or interests in the DSU Plan are non-transferrable (other than to the DSU Participant’s beneficiary or estate, as the case may be, upon the death of the DSU Participant).

For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume-weighted average price (VWAP) of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date, but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts in accordance with applicable securities laws during which some or all DSU Participants may not trade in the securities of the Company. If the Settlement Date of any Award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

In the event of the death of a DSU Participant prior to the settlement of the DSUs credited to his or her account, the Board shall, cause to be delivered to the estate of the DSU Participant or such DSU Participant’s beneficiary, the cash payment or number of Common Shares such DSU Participant would have been entitled to.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any DSU Participant, amend or terminate the DSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any DSU Participant with respect to DSUs to which the DSU Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the DSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the DSU Plan and any DSU award agreement;
(b)

amendments to the terms and conditions of the DSU Plan necessary to ensure that the DSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the DSU Plan respecting administration of the DSU Plan;
(d)	amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSU awards may be made pursuant to the DSU Plan;
(e)	amendments to the DSU Plan that are of a “housekeeping” nature; and
(f)	any other amendments, fundamental or otherwise, not requiring Shareholder approval under the DSU Plan, applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the DSU Plan:

(a)	an increase to the DSU Plan maximum or the number of Common Shares reserved for issuance under the DSU Plan;
(b)	any amendment to the amendment provisions in Sections 8.2 and 8.3 of the DSU Plan;
(c)	extension of the termination or expiry of a DSU award;
(d)	the removal or increase of “Insider Participation Limits”;
(e)	any change that would materially modify the eligibility requirements for the participation in the DSU Plan; and
(f)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares issuable at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the Stock Option Plan, DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants).

The maximum aggregate value of DSU awards granted under the DSU Plan to any non-employee director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period will not exceed CDN$150,000. The foregoing limitation does not apply to grants of DSUs made in lieu of directors’ fees.

The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees earned.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s securityholders. Since the DSU Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders at the 2022 Company Meeting.

Issued & Outstanding Securities

The Company may grant a maximum number of compensation securities convertible into common shares equal to 10% of the then issued and outstanding Common Shares (subject to the 5.0% sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants). These securities can be issued in the form of Options, RSUs, DSUs, or any combination thereof. As of the date hereof, the Company may grant a maximum number of securities up to 21,142,815 Common Shares, representing 10% of Common Shares issued and outstanding (subject to the 10,571,407 Common Share sub-limit applicable under the DSU Plan and RSU Plan for share-settled DSU and RSU award grants). As of the Record Date, the Company has awarded outstanding securities of 16,270,000 options, no RSUs, and 1,275,792 DSUs representing approximately 7.70%, 0.00%, and 0.75% of the Common Shares issued and outstanding, respectively. The Company currently has a further 3,282,958 remaining securities available for grant representing approximately 1.55% of the Common Shares outstanding.

The following table sets forth the annual “burn rate” of the Stock Option Plan, the RSU Plan and the DSU Plan for each of the three most recently completed fiscal years, calculated using the TSX's prescribed methodology:

		2023	2022	2021
Burn Rate[1]	Stock Option Plan	3.86%	2.03%	2.61%
	RSU Plan	0.00%	0.00%	0.00%
	DSU Plan	0.46%	0.29%	0.25%

(1)

The above burn rates have been calculated using the TSX’s prescribed methodology. Under that methodology, the burn rate is the number of awards granted in a fiscal year, expressed as a percentage of the weighted average number of common shares outstanding for the applicable fiscal year calculated in accordance with the CPA Canada Handbook.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs or DSUs, combined with the number of Common Shares issuable under all full-value security-based compensation arrangements of the Company (consisting of the DSU Plan and the RSU Plan) and all security-based compensation arrangements of the Company (consisting of the Stock Option Plan, the DSU Plan and the RSU Plan), will not exceed 5% and 10%, respectively, of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial coverage in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the “Incentive Compensation Clawback Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Clawback Policy is filed as Exhibit 97.1 to this Annual Report. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Beneficial and percentage ownership is determined in accordance with the rules and regulations of the SEC, which is based on voting or investment power with respect to Common Shares, and this information does not necessarily indicate beneficial ownership for any other purpose. In accordance with SEC rules, in computing the number of Common Shares beneficially owned by a shareholder, Common Shares subject to derivative securities held by that shareholder that are currently exercisable or convertible, or that will be exercisable or convertible within 60 days after April 22, 2024, are deemed outstanding for purposes of such shareholder, but not for any other shareholders. To the knowledge of management of the Company, based on a review of publicly available filings the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company as April 22, 2024:

Name	Number of Common Shares Held	Number of shares from Warrants	Number of shares from Convertible Debentures[1]	Percentage of Common Shares
Delbrook Capital	19,026,355	3,159,000	12,500,000	9.9%[2]
Royal Capital Management	32,634	Nil	16,000,000	6.00%
Sandstorm	14,227,000	3,333,000	Nil	6.90%

(1)	The amounts represent full conversion of all remaining principal.
(2)	Actual converted amounts equal 13% but Delbrook is limited to 9.9% in most cases under the convertible debentures.

All major shareholders have the same voting rights as all other shareholders of the Company.

Van Eck Associates Corporation filed Schedule 13Gs on February 14, 2024 and February 4, 2022 and GAM Holding filed Schedule 13Gs on January 28, 2022 and August 20, 2021 all representing greater than 5% ownership of common shares.  Based on calculations as of April 22, 2024, neither has greater than 5%.

We are a publicly owned Company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

As of April 22, 2024, there were 297 registered holders of the Company’s Common Shares with addresses in the United States, with combined holdings of 82,512,943 Common Shares.

B. Related Party Transactions

There were no related party transactions for the year ended December 31, 2023.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company and the report of the independent registered public accounting firm, PricewaterhouseCoopers LLP, are filed as part of this Annual Report under Item 18.

Legal Proceedings and Regulatory Actions

As of the end of financial year ended December 31, 2023, there are no material legal proceedings to which the Company is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to the Company to be contemplated.

During the financial year ended December 31, 2023, the Company has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Americas Gold and Silver been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

Dividend Policy

The Company has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development. The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate. There are no restrictions on the ability of the Company to pay dividends in the future.

B. Significant Changes

The Company has no significant changes to report since the date of the consolidated financial statements included with this Annual Report, except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A. Offering and Listing Details

The Company’s Common Shares trade on the TSX under the symbol “USA” and on the NYSE American under the symbol “USAS”.

B. Plan of Distribution

Not Applicable.

C. Markets

See “Item 9.A – Offer and Listing Details”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Americas Gold and Silver is governed by articles of incorporation dated May 12, 1998, as amended (the “Articles”), under the CBCA, and by the by-law dated April 18, 2019 (the “By-law”). The Company has an authorized share capital of an unlimited number of Common Shares and 8,000,000 Class A Preferred Shares (“Preferred Shares”). As of April 22, 2024, there are 251,019,930 Common Shares and nil Preferred Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to receive dividends, if any, as and when declared by the Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and all dividends which the Board may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

Preferred Shares

The Preferred Shares are convertible into Common Shares, in whole or in part, by the holders of Preferred Shares subject to the terms and conditions set out in the Articles. The Preferred Shares shall also automatically be converted into Common Shares upon the occurrence of certain events subject to the terms and conditions set out in the Articles. The holders of Preferred Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting. The Preferred Shares shall be entitled to preference over the Common Shares and any other of the Company’s class or series of shares convertible into Common Shares with respect to the payment of dividends. In the event of the liquidation, dissolution or winding-up of the Company, or any return of capital, or any other distribution of the Company’s assets among its shareholders for the purpose of winding-up its affairs, the Preferred Shares shall rank pari passu with the Common Shares.

The Articles provide that the Company shall not affect any conversion of the Preferred Shares at the option of the holder, and the holder of the Preferred Shares shall not have the right to convert any portion of the Preferred Shares held by such holder, to the extent that after giving effect to the conversion set forth on the applicable notice of conversion, such holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own or control in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares issuable upon conversion of the Preferred Shares held by the applicable holder. A holder of the Preferred Shares, upon not less than 61 days’ prior notice to the Company, may increase or decrease this limitation.

Objects and Purposes

The Articles and By-law do not specify objects and purposes and do not place any restrictions on the business that the Company may carry on.

Directors

The Articles provide that the minimum number of directors the Company must have is three (3) and the maximum number is nine (9). In accordance with the CBCA, at least 25% of the directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, capable and not bankrupt. Neither the Articles nor the By-law contain an age limit requirement for the retirement of directors. The Articles provide that the directors may, between annual meetings of the shareholders, appoint one (1) or more additional directors of the Company to serve until the next annual meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors elected at the previous annual meeting of the shareholders of the Company, provided that the total number of directors shall not exceed the maximum number of directors.

The directors are elected by a majority of the votes cast at the annual meeting at which an election of directors is required or at any special meeting of shareholders, to hold office until the election of their successors, except in the case of resignations or if their offices become vacant by death or otherwise.

Neither the Articles nor the By-law require directors to hold a minimum number of shares of the Company to qualify as a director.

The directors are entitled to remuneration determined by the Board or by a committee to which the Board may delegate the power to do so from time to time. There is no requirement for an independent quorum. Under the mandate of our Compensation and Corporate Governance Committee, comprised of at least three directors all of whom shall be independent directors, such committee is tasked with making recommendations to the Board concerning directors’ remuneration.

The CBCA provides that a director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with us must disclose to us the nature and extent of his or her interest at the time and in the manner provided by the CBCA, or request that same be entered in the minutes of the meetings of the Board, even if such contract, in connection with our normal business activity, does not require the approval of either the directors or the shareholders. The CBCA prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

•	related primarily to his or her remuneration as the Company’s director, officer, employee or agents or a director, officer, employee or agent of an affiliate of us;
•	is for indemnity or insurance for director’s liability as permitted by the CBCA; or
•	is with the Company’s affiliate.

The By-law provides that the Board may, on behalf of the Company and without authorization of the shareholders of the Company:

•	borrow money upon the credit of the Company;
•	limit or increase the amount to be borrowed;
•	issue, reissue, sell or pledge the debt obligations of the Company;
•	give a guarantee on behalf of the Company to secure payment or performance of an obligation of any person; and
•	mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any of the property of the Company, owned or subsequently acquired, and the undertaking and rights of the Company, to secure any such bonds, debentures, notes or other debt obligations, or to secure any present or future borrowing, liability or obligation of the Company, including any guarantee given pursuant to the above subparagraph.

Pursuant to the CBCA, the directors manage and administer business and affairs of the Company and exercise all such powers and authority as the Company is authorized to exercise pursuant to the CBCA, the Articles and the By-law. The general duties of the Company’s directors and officers under the CBCA are to act honestly and in good faith with a view to best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Any breach of these duties may lead to liability to the Company or the Company’s shareholders for breach of fiduciary duty or duty of care. In addition, a breach of certain provisions of the CBCA, including the improper payment of dividends or the improper purchase or redemption of shares, will render the directors who authorized such action liable to account to the Company for any amounts improperly paid or distributed.

Shareholder Actions

The CBCA provides that the Company’s shareholders may, with leave of a court, bring an action in the Company’s name and on behalf of the Company for the purpose of prosecuting, defending or discontinuing an action on behalf of the Company. In order to grant leave to permit such an action, the CBCA provides that the court must be satisfied that the Company’s directors were given adequate notice of the application, the shareholder is acting in good faith and that it appears to be in best interests of the Company that the action be brought.

Action Necessary to Change Rights of Shareholders

In order to change the rights of the shareholders of the Company, the Company would need to amend the Articles to effect the change. Such an amendment would require the approval at least two-thirds of the votes cast by shareholders entitled to vote (present in person or represented by proxy) at a duly called meeting of shareholders and, for certain amendments, the holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles. For certain amendments, a shareholder is entitled under the CBCA to dissent in respect of such a resolution amending the Articles and, if the resolution is adopted and the Company implement such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements auditor’s report, election of directors, and re-appointment of the incumbent auditors. The Board has the power to call a special meeting of shareholders at any time. A quorum at any meeting of shareholders shall be two persons present and each holding or representing by proxy at least one issued share of the Company entitled to vote at the meeting for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place; for all other purposes a quorum for any meeting shall be persons present not less than two in number and holding or representing by proxy not less than 25% of the total number of the issued shares of the Company entitled to vote at the meeting for the time being enjoying voting rights at such meeting.

Notice of the day, hour and place of each meeting of shareholders must be given not less than 21 days, and not more than 60 days, before the date of each meeting to each director of the Company, , to the auditor of the Company  and to each shareholder entitled  to vote at the meeting. Notice of meeting of shareholders if special business is to be transacted thereat must state (i) the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and (ii) the text of any special resolution to be submitted to the meeting.

The CBCA provides that the holders of not less than 5% of the Company’s outstanding voting shares may requisition the directors to call a meeting of shareholders for the purpose stated in the requisition. Except in limited circumstances, including where a meeting of shareholders has already been called and a notice of meeting already given or where it is clear that the primary purpose of the requisition is to redress a personal grievance against us or our directors, officers or shareholders, our directors, on receipt of such requisition, must call a meeting of shareholders. If the directors fail to call a meeting of shareholders within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders and, unless the shareholders resolve otherwise at the meeting, the Company shall reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting of shareholders.

Advance Notice Provisions

The By-law contains certain provisions that are intended to: (1) facilitate orderly and efficient annual meetings or, where the need arises, special meetings; (2) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (3) allow shareholders to vote on an informed basis. Only persons who are nominated by shareholders in accordance with these advance notice provisions will be eligible for election as directors at any annual meeting of the Company’s shareholders, or at any special meeting of the Company’s shareholders if one of the purposes for which the special meeting was called was the election of directors.

Pursuant to the advance notice provisions under the By-law, the shareholders are required to provide advance notice of their intention to nominate any persons, other than those nominated by management, for election to the Board at a meeting of shareholders. Such notice must include the information prescribed in the bylaws.

To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than the 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made; and (iii) notwithstanding the foregoing, in the case of an annual meeting of shareholders or a special meeting of shareholders that is not also an annual meeting but is called for the purpose of electing directors (whether or not also called for other purposes) where “notice-and-access” (as defined under applicable Canadian securities laws) is used for delivery of proxy-related materials and date on which the first public announcement of the date of the meeting was made is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting. The By-law also prescribes the proper written form for a shareholder’s notice. The Board may, in its sole discretion, waive any requirement under these provisions.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of the Company’s outstanding voting securities.

Limitations on Right to Own Securities

Other than as set out herein, there is no limitation imposed by the laws of Canada or by the Articles or the By-law on the right of a non-resident to hold or vote the Common Shares.

The Investment Canada Act (Canada) may require review and approval by the Minister of Innovation, Science and Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being at least one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadian.

Change of Control

There are no provisions in the Articles or the By-law that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. However, certain types of change of control transactions will require shareholder approval of the Company’s shareholders and calling the necessary shareholder meeting for such transaction would delay the completion of the transaction.

Disclosure of Share Ownership

In general, under applicable securities regulations in the provinces and territories of Canada, a person or company who beneficially owns, or who directly or indirectly exercises control or direction over voting securities of a reporting issuer, voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities is an insider and must, within ten (10) days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer.

Additionally, securities regulations in the provinces and territories of Canada provide for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

The By-law does not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts the Company or a subsidiary is a party to as of the date of this Annual Report are the following:

•	The Precious Metals Delivery and Purchase Agreement with Sandstorm Gold Ltd., see under Item 4.A. - “Information on the Company – Three Year History – Fiscal 2022 and 2023” in this Annual Report for further information.
•	Joint Venture Agreement with Mr. Eric Sprott – The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% of non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations.
•	The Convertible Debentures with RoyCap and the Delbrook Fund, see under Item 4.A. - “Information on the Company– Three Year History – Fiscal 2021, 2022 and 2023” in this Annual Report for further information.

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, other than withholding tax. Certain payments to non-resident holders of the shares are discussed below in Item 10.E. - Certain United States Federal Income Tax Considerations and Certain Canadian Federal Income Tax Consequences.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Industry, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control, as would the acquisition of all or substantially all of the Company’s assets. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means (i) an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or (ii) a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding Common Shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes it was not classified as a PFIC for its most recently completed tax year and based on current business plans and financial expectations, the Company expects that it will likely not be a PFIC for the current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company will not become a PFIC for any tax year during which U.S. Holders own Common Shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences, including the QEF Election and the Mark-to-Market Election, such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Consequences

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to a person (a “Holder”) who acquires Common Shares as beneficial owner and who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada, deals at arm's length with the Company, is not affiliated with the Company, holds such Common Share as capital property, does not use or hold, and is not deemed to use or hold, the Common Shares in carrying on business in Canada and has not acquired them and is not deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade, and is not an insurer that carries on business in Canada and elsewhere.

The term “U.S. Holder,” for the purposes of this summary, means a Holder who, for purposes of the Canada-U.S. Tax Convention (as defined below), is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Holder that is an insurer that carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own advisors.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, any specific proposals to amend the Tax Act and the Regulations (the “Tax Proposals”) which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada‑United States Tax Convention (1980) (the “Canada‑U.S. Tax Convention”), and the Company's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Shares

A Holder will not be subject to tax under the Tax Act in respect of any capital gain, or entitled to deduct any capital loss, realized by such Holder on a disposition of Common Shares unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of the disposition and are not “treaty‑protected property” (as defined in the Tax Act) of the Holder at the time of the disposition.

Generally, as long as the Common Shares are then listed on a designated stock exchange (which currently includes the TSX), the Common Shares will not constitute taxable Canadian property of a Holder, unless at any time during the 60‑month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Holder, persons with which the Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Holder and/or persons which do not deal at arm's length with the Holder, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, Common Shares may also be deemed to be “taxable Canadian property” of a Holder in other circumstances under the Tax Act. The Common Shares will constitute “treaty-protected property” for the purposes of the Tax Act only if any income or gain from the disposition of such Common Shares is exempt from tax under Part I of the Tax Act pursuant to the terms of an applicable income tax treaty or convention.

The Common Shares of a U.S. Holder will generally constitute “treaty‑protected property” for purposes of the Tax Act unless the value of the Shares is derived principally from real property situated in Canada. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and in any case, includes usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Common Shares are taxable Canadian property of a Holder and are not treaty‑protected property of the Holder at the time of their disposition, a Holder who disposes of, or is deemed to have disposed of, a Common Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Holder of such Common Share before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition.

Generally, and subject to the following paragraph, one half of any capital gain (a “taxable capital gain”) realized by a Holder must be included in the Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss incurred by a Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

Proposed Amendments released by the Minister of Finance (Canada) on April 16, 2024 as part of the Federal Budget Under the April 2024 Proposed Amendments, the inclusion and deduction rate for capital gains and losses, respectively, will generally be increased from one-half to two-thirds (i) for corporations and trusts, and (ii) for individuals realizing net capital gains above an annual C$250,000 limit, in all cases for capital gains arising on or after June 25, 2024.  Specific legislative proposals have not been released in respect of these Proposed Amendments.

Holders whose Common Shares may constitute taxable Canadian property should consult their own advisors.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR+") (www.sedarplus.ca), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

Copies of the documents referred to in this Annual Report are kept at our principal office.

I. Subsidiary Information

Not Applicable.

J. Annual Report to Security Holders

Not Applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

A. Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of December 31, 2023, the Company’s exposure to credit risk with respect to trade receivables amounts to $5.9 million (2022: $5.6 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at December 31, 2023, and December 31, 2022.

B. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	December 31, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$22,960	$22,960	$-	$-	$-
Pre-payment facility	2,250	2,250	-	-	-
Promissory notes	4,275	4,275	-	-	-
Interest on promissory notes	303	303	-	-	-
Convertible debenture	18,146	18,146	-	-	-
Interest on convertible debenture	2,002	2,002	-	-	-
Royalty payable	5,087	2,487	2,600	-	-
Metals contract liability	36,837	12,512	24,325	-	-
Projected pension contributions	6,604	1,558	1,926	2,046	1,074
Decommissioning provision	20,459	-	-	-	20,459
Other long-term liabilities	1,610	-	787	194	629
	$120,533	$66,493	$29,638	$2,240	$22,162

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	December 31, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$455	$455	$-	$-	$-
Other long-term liabilities	981	-	787	194	-
	$1,436	$455	$787	$194	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 3% to 20% applied during the year:

	Year ended		Year ended
	December 31,		December 31,
	2023		2022

Lease liabilities, beginning of year	$3,142		$4,774
Additions	225		720
Lease principal payments	(2,527	) )	(2,352	) )
Lease interest payments	(154	) )	(1,040	) )
Accretion on lease liabilities	750		1,040
Lease liabilities, end of year	$1,436		$3,142

C. Interest rate risk

The Company is subject to interest rate risk of the 3 month U.S. LIBOR rate plus 7.2% per annum from the Cosalá Operations’ advance payments of concentrate, and the 3 month U.S. SOFR rate plus 6.95% per annum from the Facility. Interest rates of other financial instruments are fixed.

D. Foreign exchange risk

The Company is exposed to currency fluctuations through financial assets and liabilities denominated in CAD and MXN. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates. As at December 31, 2023 and December 31, 2022, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the year ended December 21, 2023, and 2022, the Company did not settle any non-hedge foreign exchange forward contracts.

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at December 31, 2023
	CAD	MXN

Cash and cash equivalents	$244	$641
Trade and other receivables	30	3,582
Trade and other payables	3,631	11,052

As at December 31, 2023, the CAD/USD and MXN/USD exchange rates were 1.32 and 16.89, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the year ended December 31, 2023 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%
Approximate impact on:
Net loss	$1,545	$3,512
Other comprehensive loss	128	20

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	A. – C.

/Not Applicable.

D.	American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B. Management’s Annual Report on Internal Control Over Financial Reporting

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

The Company’s management (with the participation of the CEO and the CFO) conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. This evaluation was based on the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2023, and management’s assessment did not identify any material weaknesses.

C. Attestation Report of Registered Public Accounting Firm

As an “emerging growth company” under the JOBS Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act, which entitles the Company to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Company’s independent auditor assess the Company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Company is exempted from the requirement to include an auditor attestation report in Annual Report for so long as the Company remains an EGC.

D. Changes in Internal Controls Over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16 – [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that each of Bradley R. Kipp, Lorie Waisberg and Gordon E. Pridham qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), is financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the NYSE American Company Guide, and is independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the NYSE American Company Guide).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or Board.

ITEM 16B - CODE OF ETHICS

The Company has adopted the Code of Business Conduct and Ethics which applies to directors, officers and employees of, and consultants to, the Company. The Code of Business Conduct and Ethics is posted on the Company’s website at https://americas-gold.com/corporate/corporate-governance/. The Code of Business Conduct and Ethics meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 16B of Form 20-F.

No amendments to the Code of Business Conduct and Ethics were made during the fiscal year ended December 31, 2023.

All waivers of the Code of Business Conduct and Ethics with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. During the fiscal year ended December 31, 2023, the Company did not waive or implicitly waive any provision of the Code of Business Conduct and Ethics with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP, Chartered Professional Accountants, located in Toronto, Ontario (PCAOB ID #271), the Company’s independent registered public auditing firm, in each of the last two years.

	2022 (Canadian$)	2023 (Canadian$)

Audit Fees (1)	$792,000	$647,000
Audit-Related Fees(2)	NIL	NIL
Tax Fees(3)	NIL	NIL
All Other Fees (4)	NIL	NIL
Total	$792,000	$647,000

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

The Audit Committee pre-approves all audit and non-audit services not prohibited by law to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

ITEM 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G – CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE American. Section 110 of the Company Guide permits the NYSE American to consider the laws, customs and practices of foreign issuers in permitting deviations from certain NYSE American listing criteria, and to grant exemptions from certain NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to the Company Guide is set forth below.

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

Shareholder Approval of Certain Transactions: the Company Guide provides that shareholder approval is required for certain types of securities issuances, including in connection with a transaction (other than public offerings for cash or in certain other cases of financings for cash) where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more. The Company complies with the applicable rules and regulations for shareholder approval in Canada.

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

ITEM 16H - MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16.1 to the Annual Report.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J – INSIDER TRADING POLICIES

Not Applicable.

ITEM 16K – CYBERSECURITY

Risk Management and Strategy

As of the date of the filing of this Annual Report, the Company has information systems in place and has not suffered a “cybersecurity threat” (as defined in Item 106(a) of Regulation S-K) or “cybersecurity incident” (as defined in Item 106(a) of Regulation S-K). Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.

Refer to the “Cybersecurity risk” section in “Item 3-D – Risk Factors” for the complete information regarding cybersecurity risks and, the potential likelihood of impacting the Company’s technology systems.

In order to mitigate these risks to a degree, the Company has an in-house Systems Manager (“Systems Manager”) and also engages a third-party service provider to monitor and update the Company’s information systems6.

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

•	Engaging a Systems Manager in-house, who is available to respond immediately in the event of any cybersecurity threat or cybersecurity incident;

•	Developing an internal IT Control Guide (“IT Guide”) reviewed by the CFO and the Systems Manager;

•	Enhancing the scrutiny of the emails received via a third-party security service provider to identify potential threats; and

•	Implementing informal educational outreach programs including email reminders to educate staff about certain cybersecurity risks.

Governance

The Systems Manager monitors cybersecurity risks and potential incidents while following and periodically reviewing the IT Guide, recommending updates to the CFO were needed. The CFO and the Systems Manager advise the Board of any potential cybersecurity threat and the corresponding mitigation steps needed. In addition, the Board includes a member with expertise and experience in cybersecurity matters.

At the time of filing this Annual Report the Company does not have a subcommittee dedicated to cybersecurity but will consider increased oversight from the Board as the Company’s situation evolves responsible for the oversight of risks from cybersecurity threats.

______________________________

6 The Systems Manager has 2 years’ experience in company-wide email security, 12 years’ experience in centrally managed security suites, 10 years’ experience drafting, updating and enforcing corporate IT policy including cyber and network security.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See “Item 18 – Financial Statements.”

ITEM 18 - FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The following consolidated financial statements are attached to this Annual Report and are incorporated by reference herein.

Consolidated Statements of Financial Position
Consolidated Statements of Operations and Comprehensive Loss
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

 AMERICAS GOLD AND SILVER CORPORATION

Consolidated Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. dollars, unless otherwise stated)

Americas Gold and Silver Corporation

(In thousands of U.S. dollars, unless otherwise stated)

December 31, 2023, 2022 and 2021

Page | 1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook.  Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.  A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors.  The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada

April 30, 2024

Page | 2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Americas Gold and Silver Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Americas Gold and Silver Corporation and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has reported net losses from operations and has stated that a material uncertainty exists that may cast substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, ca Toronto 18 York fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Page | 3

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada April 30, 2024

We have served as the Company’s auditor since 2015

Page | 4

Americas Gold and Silver Corporation Consolidated statements of financial position (In thousands of U.S. dollars)

	December 31,	December 31,
As at	2023	2022
Assets
Current assets
Cash and cash equivalents	$2,061	$1,964
Trade and other receivables (Note 6)	9,486	11,552
Inventories (Note 7)	8,657	8,835
Prepaid expenses	2,832	3,030
	$23,036	$25,381
Non-current assets
Restricted cash	4,351	4,139
Property, plant and equipment (Note 8)	153,101	161,299
Total assets	$180,488	$190,819

Liabilities
Current liabilities
Trade and other payables	$22,960	$27,060
Metals contract liability (Note 9)	12,512	11,324
Derivative instruments (Note 10)	1,230	991
Convertible debenture (Note 10)	15,384	-
Shares pending issuance from retraction (Note 10)	436	-
Pre-payment facility (Note 11)	2,250	-
Promissory notes (Note 12)	4,275	2,500
Royalty payable (Note 14)	2,160	-
Government loan (Note 13)	-	222
	61,207	42,097
Non-current liabilities
Other long-term liabilities	1,610	1,815
Metals contract liability (Note 9)	24,325	19,665
Convertible debenture (Note 10)	-	9,621
Royalty payable (Note 14)	1,787	-
Post-employment benefit obligations (Note 15)	6,537	6,969
Decommissioning provision (Note 16)	12,193	11,715
Deferred tax liabilities (Note 23)	629	348
Total liabilities	108,288	92,230

Equity
Share capital (Note 17)	455,548	449,374
Equity reserve	52,936	50,905
Foreign currency translation reserve	8,325	9,797
Deficit	(463,391)	(428,849)
Attributable to shareholders of the Company	53,418	81,227
Non-controlling interests (Note 19)	18,782	17,362
Total equity	$72,200	$98,589

Total liabilities and equity	$180,488	$190,819

Going concern (Note 2), Contingencies (Note 28), Subsequent events (Note 29)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Page | 5

Americas Gold and Silver Corporation

Consolidated statements of loss and comprehensive loss

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. dollars, except share and per share amounts)

	2023	2022	2021

Revenue (Note 20)	$89,562	$85,016	$45,051

Cost of sales (Note 21)	(75,060)	(72,092)	(84,794)
Depletion and amortization (Note 8)	(20,849)	(21,340)	(15,795)
Care and maintenance costs	(3,842)	(4,500)	(12,733)
Corporate general and administrative (Note 22)	(8,606)	(9,380)	(10,267)
Exploration costs	(3,432)	(3,784)	(3,875)
Accretion on decommissioning provision	(587)	(427)	(203)
Interest and financing expense	(8,189)	(1,798)	(4,870)
Foreign exchange gain (loss)	404	(3,558)	391
Gain on disposal of assets	402	-	-
Impairment to property, plant and equipment (Note 8)	(6,000)	(13,440)	(55,979)
Loss on metals contract liability (Note 9)	(3,396)	(657)	(20,780)
Other gain on derivatives (Note 10 and 25)	120	214	1,668
Fair value loss on royalty payable (Note 14)	(760)	-	-
Gain on government loan forgiveness (Note 13)	-	4,277	-
Loss before income taxes	(40,233)	(41,469)	(162,186)
Income tax recovery (expense) (Note 23)	2,060	(3,718)	1,610
Net loss	$(38,173)	$(45,187)	$(160,576)

Attributable to:
Shareholders of the Company	$(34,958)	$(43,104)	$(157,674)
Non-controlling interests (Note 19)	(3,215)	(2,083)	(2,902)
Net loss	$(38,173)	$(45,187)	$(160,576)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$878	$4,650	$2,465
Deferred income taxes	(184)	(977)	(1,708)
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(1,472)	2,964	(9)
Other comprehensive income (loss)	(778)	6,637	748
Comprehensive loss	$(38,951)	$(38,550)	$(159,828)

Attributable to:
Shareholders of the Company	$(36,014)	$(37,936)	$(157,705)
Non-controlling interests (Note 19)	(2,937)	(614)	(2,123)
Comprehensive loss	$(38,951)	$(38,550)	$(159,828)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.16)	(0.23)	(1.11)

Weighted average number of common shares outstanding
Basic and diluted (Note 18)	212,701,865	184,416,034	141,887,984

The accompanying notes are an integral part of the consolidated financial statements.

Page | 6

Americas Gold and Silver Corporation

Consolidated statements of changes in equity

For the years ended December 31, 2023, 2022 and 2021

(In thousands of U.S. dollars, except share amounts in thousands of units)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2023	204,456	$449,374	$50,905	$9,797	$(428,849)	$81,227	$17,362	$98,589
Net loss for the year	-	-	-	-	(34,958)	(34,958)	(3,215)	(38,173)
Other comprehensive income (loss) for the year	-	-	-	(1,472)	416	(1,056)	278	(778)
Contribution from non-controlling interests (Note 19)	-	-	-	-	-	-	4,357	4,357
At-the-market offering (Note 17)	4,548	2,310	-	-	-	2,310	-	2,310
Private placements (Note 17)	2,234	768	-	-	-	768	-	768
Common shares issued	679	350	-	-	-	350	-	350
Warrants issued	-	-	522	-	-	522	-	522
Retraction of convertible debenture (Note 10)	6,773	2,746	(248)	-	-	2,498	-	2,498
Amendment of convertible debenture (Note 10)	-	-	(272)	-	-	(272)	-	(272)
Share-based payments	-	-	2,029	-	-	2,029	-	2,029
Balance at December 31, 2023	218,690	$455,548	$52,936	$8,325	$(463,391)	$53,418	$18,782	$72,200

Balance at January 1, 2022	165,145	$423,098	$51,088	$6,833	$(387,949)	$93,070	$10,765	$103,835
Net loss for the year	-	-	-	-	(43,104)	(43,104)	(2,083)	(45,187)
Other comprehensive income for the year	-	-	-	2,964	2,204	5,168	1,469	6,637
Contribution from non-controlling interests (Note 19)	-	-	-	-	-	-	7,211	7,211
At-the-market offering (Note 17)	12,213	10,080	-	-	-	10,080	-	10,080
Sandstorm private placements (Note 17)	15,200	9,816	-	-	-	9,816	-	9,816
Retraction of convertible debenture (Note 10)	11,242	6,073	(815)	-	-	5,258	-	5,258
Amendment of convertible debenture (Note 10)	656	307	(2,114)	-	-	(1,807)	-	(1,807)
Share-based payments	-	-	2,746	-	-	2,746	-	2,746
Balance at December 31, 2022	204,456	$449,374	$50,905	$9,797	$(428,849)	$81,227	$17,362	$98,589

Balance at January 1, 2021	117,975	$350,707	$42,378	$6,842	$(230,253)	$169,674	$11,488	$181,162
Net loss for the year	-	-	-	-	(157,674)	(157,674)	(2,902)	(160,576)
Other comprehensive income (loss) for the year	-	-	-	(9)	(22)	(31)	779	748
Contribution from non-controlling interests (Note 19)	-	-	-	-	-	-	1,400	1,400
At-the-market offering (Note 17)	27,323	30,224	-	-	-	30,224	-	30,224
January bought deal public offering (Note 17)	10,253	24,987	-	-	-	24,987	-	24,987
Sandstorm private placement (Note 17)	3,547	2,399	79	-	-	2,478	-	2,478
Conversion of Sandstorm convertible debenture	4,673	12,844	-	-	-	12,844	-	12,844
Conversion option of convertible debenture (Note 10)	-	-	2,366	-	-	2,366	-	2,366
Retraction of convertible debenture (Note 10)	799	764	(133)	-	-	631	-	631
Amendment of convertible debenture (Note 10)	182	198	2,117	-	-	2,315	-	2,315
Common shares issued	303	735	-	-	-	735	-	735
Share-based payments	-	-	4,349	-	-	4,349	-	4,349
Exercise of options	90	240	(68)	-	-	172	-	172
Balance at December 31, 2021	165,145	$423,098	$51,088	$6,833	$(387,949)	$93,070	$10,765	$103,835

The accompanying notes are an integral part of the consolidated financial statements.

Page | 7

Americas Gold and Silver Corporation Consolidated statements of cash flows For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars)

	2023	2022	2021
Cash flow generated from (used in)

Operating activities
Net loss for the year	$(38,173)	$(45,187)	$(160,576)
Adjustments for the following items:
Depletion and amortization	20,849	21,340	15,795
Income tax expense (recovery)	(2,060)	3,718	(1,610)
Accretion and decommissioning costs	587	427	203
Share-based payments	2,029	2,746	4,349
Non-cash expenses from common shares and warrants issued	872	-	-
Provision on other long-term liabilities	94	-	7
Deferred costs on convertible debenture	-	-	47
Deferred revenue	-	-	(4,027)
Interest and financing expense (income)	3,773	(1,023)	3,058
Net charges on post-employment benefit obligations	446	753	(67)
Inventory write-downs	1,725	8,459	40,711
Impairment to property, plant and equipment	6,000	13,440	55,979
Gain on disposal of assets	(402)	-	-
Loss on metals contract liability	3,396	657	20,780
Other gain on derivatives	(120)	(214)	(1,564)
Fair value loss on royalty payable	760	-	-
Gain on government loan forgiveness	-	(4,277)	-
Changes in non-cash working capital items:
Trade and other receivables	2,066	(3,344)	(3,106)
Inventories	(3,267)	(2,663)	(19,946)
Prepaid expenses	198	(604)	(226)
Trade and other payables	214	4,593	(752)
Net cash used in operating activities	(1,013)	(1,179)	(50,945)

Investing activities
Expenditures on property, plant and equipment	(19,941)	(19,602)	(12,646)
Proceeds from disposal of assets	1,808	-	-
Development costs on Relief Canyon Mine	-	-	(1,432)
Net cash used in investing activities	(18,133)	(19,602)	(14,078)

Financing activities
Pre-payment facilities	2,250	(1,451)	(1,411)
Lease payments	(2,681)	(3,392)	(3,227)
Promissory notes, net	1,775	(2,500)	-
At-the-market offerings	2,310	10,080	30,224
January bought deal public offering	-	-	24,987
Private placements	768	9,816	2,478
Financing from convertible debenture	7,479	5,109	14,911
Metals contract liability, net	1,101	(7,436)	-
Royalty agreement, net	3,187	-	-
Government loan	(222)	-	-
Loan payable	-	-	(6,116)
Proceeds from exercise of options	-	-	172
Contribution from non-controlling interests	4,357	7,211	1,400
Net cash generated from financing activities	20,324	17,437	63,418

Effect of foreign exchange rate changes on cash	(1,081)	2,408	(200)
Increase (decrease) in cash and cash equivalents	97	(936)	(1,805)
Cash and cash equivalents, beginning of year	1,964	2,900	4,705
Cash and cash equivalents, end of year	$2,061	$1,964	$2,900

Cash and cash equivalents consist of:
Cash	$2,061	$1,964	$2,900

Interest paid during the year	$2,291	$2,629	$1,778

The accompanying notes are an integral part of the consolidated financial statements.

Page | 8

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

1. Corporate information

Americas Gold and Silver Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The consolidated financial statements of the Company for the year ended December 31, 2023 were approved and authorized for issue by the Board of Directors of the Company on April 30, 2024.

2. Basis of presentation and going concern

The Company prepares its consolidated financial statements on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) and IFRS Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. In preparing these financial statements, management has considered all available information about the future, which is at least, but not limited to, twelve months from year-end. Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in Note 4.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $38.2 million, including cash and cash equivalents of $2.1 million as at December 31, 2023. During the year ended December 31, 2023, the Company reported a net loss of $38.2 million, including impairment to property, plant and equipment of $6.0 million, increase in cost of sales of $3.0 million compared to the year ended December 31, 2022, plus interest and financing expense of $8.2 million and a loss on metals contract liability of $3.4 million. At December 31, 2023, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Cash flow during the year was impacted by various maintenance shutdowns of the Cosalá Operations and Galena Complex for total of approximately 30 days and 5 days, respectively, capital costs for the Galena hoist project, and lower U.S. dollar to Mexican peso exchange rate, in addition to fluctuations in commodity prices compared to the prior year ended December 31, 2022 and inflationary pressures on certain operating and capital costs.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to 2023, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, royalty sales, and registered shelf prospectuses. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these consolidated financial statements.

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

These consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

Page | 9

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

3. Summary of material accounting policies

The material accounting policies used in the preparation of these consolidated financial statements are as follows:

a. Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition-related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

b. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components.  Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available.  Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c.   Presentation currency and functional currency

The Company’s presentation currency is the U.S. dollar (“USD”). The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and the functional currency of its U.S. and Mexican subsidiaries is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d.   Foreign currency translations

Transactions in foreign currencies are translated into the entities’ functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

Page | 10

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

e.   Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer.
•	Identify the separate performance obligations in the contract from transferring the distinct good or service.
•	Determine the transaction price for consideration of transferring the good or service.
•	Allocate the transaction price to the separate performance obligations identified.
•	Recognize revenue when each separate performance obligation is satisfied.

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued initially under provisional pricing arrangements. Revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement. The final sale prices are determined by quoted market prices in a period subsequent to the date of sale.

Subsequent variations in metal prices are recognized as embedded derivative pricing adjustments at fair value from contracts with customers.

The Company recognizes deferred revenue from advanced consideration received for fixed and variable precious metals deliveries over a specified period. Deferred revenue is recognized into revenue as performance obligations to metals delivery are satisfied over the term of the delivery contract.

The Company recognizes revenue when control of finished gold and silver, shipped in doré form, has transferred to the customer. The sale price is fixed on the date of sale primarily based on the gold and silver spot price in the London spot market.

f. Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g. Share-based payments

The Company’s stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee’s other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

Page | 11

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h.   Income taxes

Income tax comprises of current and deferred tax.  Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i. Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

j. Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company’s net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company’s comprehensive income (loss), components of other comprehensive income (loss) and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

Page | 12

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

k. Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

Finished goods, in-circuit work in progress, and ore on leach pads are valued at the lower of cost and estimated net realizable value. Cost for in-circuit work in progress and ore on leach pads includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

l. Property, plant and equipment

(i) Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii) Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs relating to the acquisition and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment. Exploration expenses not related to placing the property into production are expensed as incurred.

Page | 13

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii) Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•	Mining interests – unit of production based upon estimated proven and probable reserves.
•	Plant and equipment – 3-30 years over straight line basis or units of production based upon estimated proven and probable reserves as applicable.
•	Corporate office equipment – 3-10 years over straight line basis.

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv) Impairment and reversal of impairment

The Company reviews and evaluates the carrying values of its property, plant and equipment to determine whether there is an indication of impairment or reversal of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to dispose the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

(v) Care and maintenance

The Company may elect to place its mining operations in care and maintenance if continued operation is no longer economically feasible due to change in circumstances. During care and maintenance, depreciable property, plant and equipment continue to be depreciated over their useful lives.

Page | 14

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

m. Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

n. Financial instruments

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise. Unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met then classification and measurement are at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost. Loans receivable are classified and measured as financial assets at fair value through profit or loss and loans payable are classified as financial liabilities initially at fair value through profit or loss and subsequently carried at amortized cost. Investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.

Loans from the government are accounted for as a loan payable until forgiveness is reasonably assured and the loan is derecognized through the consolidated statement of loss and comprehensive loss.

o. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

p. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

q. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

r. Restricted cash

Restricted cash includes cash that has been pledged for reclamation and closure activities which are not available for immediate disbursement.

Page | 15

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

4. Significant accounting judgments and estimates

The preparation of financial statements in conformity with the IFRS Accounting Standards requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i) Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii) Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

(iii) Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv) Share-based payments

The amount expensed for share-based compensation is based on the application of a recognized option valuation formula, which is highly dependent on, among other things, the expected volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data, adjusted for future expectations, and actual volatility may be significantly different.

Page | 16

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v) Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi) Assessment of impairment and reversal of impairment indicators

The Company applies judgment in assessing whether indicators of impairment or reversal of impairment exist for a cash generating unit which would require impairment testing. Internal and external sources such as changes in use of an asset, capital and production forecasts, commodity prices, quantities of reserves and resources, and changes in market, economic, and legal environment are used by management in determining whether there are any indicators.

The Company determines recoverable amount based on the after-tax discounted cash flows from a cash generating unit’s life-of-mine cash flow projection which incorporates management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies. Absent a life-of-mine cash flow projection, a market approach of comparable companies is used to determine recoverable amount of in-situ ounces from the cash generating unit.

(vii) Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition, cost of sales, and depletion of the mining property begins when commercial production has been achieved, and are recognized into the consolidated statement of loss and comprehensive loss.

(viii) Cash flows from ongoing production and impact on operations

The Company had negative operating cash flows during the year ended December 31, 2023 with a working capital deficit as at December 31, 2023. The ability to achieve cash flow positive production through meeting production targets at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, while facing market fluctuations in commodity prices and inflationary pressures, and maintaining access to capital markets, are significant judgments in these consolidated financial statements with respect to the Company’s liquidity. Should the Company continue to experience lower commodity prices and negative operating cash flows in future periods, the Company will need to raise additional funds through the issuance of equity or debt securities which funding cannot be assured.

Page | 17

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

5. Changes in accounting policies and recent accounting pronouncements

The following are changes in accounting policies effective as of January 1, 2023:

(i) Income taxes

The Company adopted amendments to IAS 12 - Income Taxes requiring companies to recognize deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences on initial recognition. The amendments were effective for accounting periods beginning on or after January 1, 2023 and adoption did not have a material impact on the Company’s financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted, including Non-Current Liabilities with Covenants (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

6. Trade and other receivables

	December 31,	December 31,
	2023	2022

Trade receivables	$5,875	$5,624
Other receivables	3,611	5,928
	$9,486	$11,552

Other receivables as at December 31, 2022 include $5.3 million in refundable tax credits from the Galena Complex through the Employee Retention Credit under the U.S. CARES Act collected in April 2023.

7. Inventories

	December 31,	December 31,
	2023	2022

Concentrates	$1,769	$1,694
Finished goods	-	368
In-circuit work in progress	-	205
Ore stockpiles	913	898
Spare parts and supplies	5,975	5,670
	$8,657	$8,835

The amount of inventories recognized in cost of sales was $75.1 million during the year ended December 31, 2023 (2022 and 2021: $72.1 million and $84.8 million, respectively) including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $1.7 million (2022 and 2021: $8.5 million and $40.6 million, respectively), and spare parts and supplies write-down to net realizable value of nil (2022 and 2021: nil and $0.1 million, respectively) during the year ended December 31, 2023.

Page | 18

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

8. Property, plant and equipment

	Mining	Non-producing	Plant and	Right-of-use	Corporate office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2022	$208,266	$12,469	$110,273	$11,373	$240	$342,621
Asset additions	9,302	-	10,304	720	(4)	20,322
Change in decommissioning provision	(2,156)	-	-	-	-	(2,156)
Balance at December 31, 2022	215,412	12,469	120,577	12,093	236	360,787
Asset additions	11,517	-	8,420	238	1	20,176
Asset disposals	-	-	(769)	(646)	-	(1,415)
Change in decommissioning provision	(110)	-	-	-	-	(110)
Balance at December 31, 2023	$226,819	$12,469	$128,228	$11,685	$237	$379,438

Accumulated depreciation
and depletion
Balance at January 1, 2022	$(101,091)	$-	$(57,755)	$(5,732)	$(130)	$(164,708)
Depreciation/depletion for the year	(9,918)	-	(10,077)	(1,306)	(39)	(21,340)
Impairment for the year	(3,539)	-	(9,901)	-	-	(13,440)
Balance at December 31, 2022	(114,548)	-	(77,733)	(7,038)	(169)	(199,488)
Depreciation/depletion for the year	(11,926)	-	(7,707)	(1,185)	(31)	(20,849)
Impairment for the year	(6,000)	-	-	-	-	(6,000)
Balance at December 31, 2023	$(132,474)	$-	$(85,440)	$(8,223)	$(200)	$(226,337)

Carrying value
at December 31, 2022	$100,864	$12,469	$42,844	$5,055	$67	$161,299
at December 31, 2023	$94,345	$12,469	$42,788	$3,462	$37	$153,101

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable.

Impairment indicators were identified during the years ended December 31, 2023 and 2022 caused by market capitalization being less than the net assets of the Company, and during the year ended December 31, 2021 from gold production of the Relief Canyon Mine due to differences observed between the modelled (planned) and mined (actual) ore tonnage and carbonaceous material identified in the early phases of the mine plan. Impairments were recorded as at December 31, 2023, September 31, 2022, and March 31, 2021. The Company assessed the recoverability of the $32.1 carrying amount of the Relief Canyon Mine cash-generating unit (2022 and 2021: $56.7 million and $121.8 million, respectively) and a $6.0 million impairment to the carrying value was identified (2022 and 2021: $13.4 million and $55.6 million, respectively). The Company allocated $6.0 million of the impairment against mineral interests relating to the Relief Canyon Mine as at December 31, 2023 (2022 and 2021: $3.5 million of the impairment against mineral interests and $9.9 million to plant and equipment relating to the Relief Canyon Mine as at September 30, 2022, and $41.2 million of the impairment against mineral interests, $10.7 million to plant and equipment, and $3.7 million to right-of-use lease assets relating to the Relief Canyon Mine as at March 31, 2021). The $26.1 million recoverable amount of the Relief Canyon Mine’s net assets (2022: $43.3 million) was determined based on a market approach of trading multiples of comparable companies. Publicly traded companies with gold mining assets of similar development and production stages to the Relief Canyon Mine were identified and assessed for total enterprise value and contained gold equivalent ounces to derive at an implied valuation multiple. The derived implied valuation multiples of feasibility and pre-production stage companies ranging from $23 per contained gold equivalent ounce to $31 per contained gold equivalent ounce were compared to that of the Relief Canyon Mine in assessing the recoverability of its carrying amount (2022: development and production stage companies ranging from $64 per contained gold equivalent ounce to $77 per contained gold equivalent ounce). For 2021, the $66.2 million recoverable amount of the Relief Canyon Mine’s net assets was determined based on the after-tax discounted cash flows expected to be derived from this property’s fair-market value less estimated costs of disposal. The after-tax discounted cash flows were determined based on an updated life-of-mine cash flow projection which incorporated management’s best estimates of commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Fair value models are considered to be Level 3 within the fair value hierarchy. Key assumptions used in Relief Canyon Mine’s fair value models include estimation of total enterprise value and contained gold equivalent ounces of publicly traded companies based on observable market data. Total enterprise value was derived from market capitalization adjusted for a control premium while excluding cash and cash equivalents and book value of other non-mining assets and discounting for production delays. An increase and decrease in market capitalization of 1% would impact the recoverable amount by estimates of approximately $0.2 million (2022: $0.4 million) increase and $0.2 million (2022: $0.4 million) decrease, respectively. Key assumptions used in Relief Canyon Mine’s fair value model as at March 31, 2021 include estimation of production profile and reserves from its life-of-mine plan, operating and capital costs to extract the reserves, discount rate of 6-8% based on the Company’s weighted average cost of capital, gold price from $1,860 per ounce in 2021 down to $1,608 per ounce in 2025 and beyond based on observable market data including spot price and industry analyst consensus, and mine life of 5 years. An increase and decrease in discount rate of 1% would impact the recoverable amount by estimates of approximately $2.3 million decrease and $2.4 million increase, respectively, an increase and decrease in gold recovery rate of 1% would impact the recoverable amount by estimates of approximately $4.7 million increase and $4.7 million decrease, respectively, and an increase and decrease in long-term gold price of $100 per ounce would impact the recoverable amount by estimates of approximately $16.6 million increase and $17.3 million decrease, respectively. This impairment was assessed on the extrapolation of data from the initial phases of mining onto the remaining mining phases with additional leaching test work ongoing. If a subsequent impairment test indicated further changes in market multiples and contained gold equivalent ounces, it could result in a material recovery or further impairment to the carrying amount.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $16.3 million, $9.6 million, and $1.5 million, respectively, as at December 31, 2023 (December 31, 2022: $22.5 million, $12.4 million, and $3.0 million, respectively).

Page | 19

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

The Company recognized an impairment loss of $0.4 million during the year ended December 31, 2021 related to damaged equipment from the Cosalá Operations.

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at December 31, 2023, the carrying amount of this property was $12.5 million included in non-producing properties.

9. Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine secured by shares, property, and assets of Relief Canyon. The Purchase Agreement consisted of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at December 31, 2023, the fair value of the repurchase option was nil.

The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and expected to recognize the amounts in revenue as performance obligations to metals delivery were satisfied over the term of the metals delivery and purchase agreements.

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expected that metal deliveries to Sandstorm may no longer be satisfied through internal gold production alone. The fair value of the metals contract liability was determined using forward commodity pricing curves at the end of the fiscal 2021 reporting period resulting in $20.8 million loss to fair value on metals contract liability. A $3.4 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the year ended December 31, 2023 (2022: $0.7 million loss).

On February 26, 2023, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $2.75 million per calendar quarter or up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 12-month period from November 2025 to October 2026. The advances of $2.75 million per quarter were drawn in full during fiscal 2023.

The following table summarizes the continuity of the Company’s net metals contract liability during the year:

	Year ended	Year ended
	December 31,	December 31,
	2023	2022

Net metals contract liability, beginning of year	$30,989	$40,905
Advance increase (net of financing expense)	13,989	-
Delivery of metals produced	(1,720)	(3,278)
Delivery of metals purchased	(9,899)	(7,436)
Revaluation of metals contract liability	3,478	798
Net metals contract liability, end of year	$36,837	$30,989

Current portion	$12,512	$11,324
Non-current portion	24,325	19,665
	$36,837	$30,989

Page | 20

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

10. Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “Convertible Debenture”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The Convertible Debenture was: redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”); retractable at the holder’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”); and convertible at the holder’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

On inception, the Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.

On November 12, 2021, the Company amended the Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal of $18.8 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On October 22, 2022, the Company amended the Convertible Debenture by increasing the principal balance by $7.0 million CAD to a total outstanding principal of $25.8 million CAD, in addition to amending its interest rate of 8% per annum to 9.5% per annum, its conversion price of $1.48 CAD to $1.00 CAD, and the terms to its Retraction Option retractable at a cumulative $0.45 million CAD per month to a cumulative $0.5 million CAD per month with a beginning cumulated retraction balance of $1.5 million CAD. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On June 21, 2023, the Company amended the Convertible Debenture by increasing the principal balance by $8.0 million CAD to a total outstanding principal of $33.8 million CAD, in addition to amending its interest rate of 9.5% per annum to 11.0% per annum, its conversion price of $1.00 CAD to $0.80 CAD, the terms to its Retraction Option retractable at a cumulative $0.5 million CAD per month to a cumulative $1.0 million CAD per month starting in August 2023, and extending the maturity date from April 28, 2024 to July 1, 2024, with mutual option to extend by one calendar quarter up to April 28, 2025, with October 1, 2024 being the effective maturity date as at December 31, 2023, and April 28, 2025 being the effective maturity date as at March 28, 2024. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

Page | 21

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

On October 30, 2023, the Company amended the Convertible Debenture by increasing the principal balance by $2.0 million CAD to a total outstanding principal of $35.8 million CAD. All other material terms of the Convertible Debenture remained unchanged.

During the year ended December 31, 2023, the principal amount of the Convertible Debenture was reduced by $3.7 million CAD through partial exercises of the Retraction Option by the holder settled through issuance of 8,329,064 of the Company’s common shares (year ended December 31, 2022: $7.2 million CAD settled through issuance of 11,240,839 common shares).

The Company recognized a gain of $0.1 million for the year ended December 31, 2023 (2022 and 2021: gain of $0.2 million and loss of $0.2 million, respectively) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

11. Pre-payment facility

On December 12, 2022, the Company amended its existing offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries or paid in cash and can be redrawn on a revolving basis. The Facility shall automatically extend for a full calendar year if there is an outstanding payment balance within 12 months of the maturity of the Facility. The Facility was drawn in full in February 2023.

12. Promissory notes

On December 15, 2020, the Company issued a $5 million promissory note (the “2020 Promissory Note”) to Sandstorm due March 15, 2023 with interest payable at 7% per annum and repayable at the Company’s option prior to maturity. Repayment of principal on the 2020 Promissory Note began in June 2022 where $2.5 million was paid during the year ended December 31, 2022. On March 31, 2023, the Company amended the 2020 Promissory Note with the remaining principal of $2.5 million be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum. Principal of $0.6 million was paid during the year ended December 31, 2023.

On December 27, 2023, the Company issued a $2.4 million promissory note (the “2023 Promissory Note”) to Sandstorm due December 27, 2024 with interest payable at 8% per annum.

13. Government loan

On May 11, 2020, the Company received approximately $4.5 million in loan through the Paycheck Protection Program under the U.S. CARES Act (the “Government Loan”) to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. The Government Loan has a term of two years at an interest rate of 1% per annum and may be forgiven if proceeds are used for payroll and other specifically defined expenses and employee and compensation levels are maintained. The Company received confirmation via letter dated March 31, 2022 from the U.S. Small Business Administration that $4.3 million of the Government Loan has been forgiven resulting in a gain on forgiveness recognized through profit or loss during the year ended December 31, 2022.

14. Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

Page | 22

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument as at December 31, 2023 include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.8 million for the year ended December 31, 2023 as a result of the change in the estimated fair value of the Royalty Agreement.

15. Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2023 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2023	2022

Present value of funded obligations	26,176	25,652
Fair value of plan assets	19,639	18,683
Deficit of funded plans	$6,537	$6,969

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2023	2022

Obligations, beginning of year	$25,652	$33,646
Current service costs	462	857
Interest costs	1,217	899
Benefits paid	(1,272)	(1,243)
Actuarial loss (gain)	117	(8,507)
Obligations, end of year	$26,176	$25,652

The movements in the fair value of plan assets are as follows:

	December 31,	December 31,
	2023	2022

Assets, beginning of year	$18,683	$22,780
Return on assets	912	617
Actuarial gain (loss)	995	(3,857)
Employer contributions	321	386
Benefits paid	(1,272)	(1,243)
Assets, end of year	$19,639	$18,683

Page | 23

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021

Current service costs, interest costs, and return on assets included in cost of sales	$767	$1,139	$1,240

The principal actuarial assumptions are as follows:

	December 31,	December 31,	December 31,
	2023	2022	2021

Discount rate (expense)	5.00%	2.75%	2.50%
Discount rate (year end disclosures)	4.75%	5.00%	2.75%
Future salary increases (salaried plan only)	5.00%	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $3.6 million increase in the defined benefit obligation from $26.2 million to $29.8 million as at December 31, 2023 (2022: $3.4 million increase in the defined benefit obligation from $25.7 million to $29.1 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $26.2 million to $26.3 million as at December 31, 2023 (2022: $0.1 million increase in the defined benefit obligation from $25.7 million to $25.8 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 4.9% (2022: 2.7%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2024 are approximately $1.5 million, inclusive of contributions for fiscal 2023 of $0.6 million. For the year ended December 31, 2023, the actuarial gains charged to other comprehensive income are $0.9 million (2022 and 2021: actuarial gains of $4.7 million and $2.5 million, respectively).

16. Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

Page | 24

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá Operations, Galena Complex, and Relief Canyon Mine. The decommissioning provision is estimated at an undiscounted amount of $20.5 million over a period of 5 to 15 years, and discounted using a risk-free rate varying from 3.5% to 10.2% (2022: estimated at an undiscounted amount of $19.9 million over a period of 5 to 15 years, and discounted using a risk-free rate varying from 2.3% to 10.0%).

	December 31,	December 31,
	2023	2022

Provisions, beginning of year	$11,715	$13,444
Decommissioning costs and change in estimates	(109)	(2,156)
Accretion on decommissioning provision	587	427
Provisions, end of year	$12,193	$11,715

17. Share capital

On January 29, 2021, the Company completed a bought deal public offering of 10,253,128 common shares at a price of $3.31 CAD per common share for aggregate gross proceeds of approximately $26.7 million or $33.94 million CAD, which included the partial exercise by the underwriters of the over-allotment option granted by the Company to the underwriters. As part of the bought deal public offering, approximately $1.7 million in transaction costs were incurred and offset against share capital.

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. The May 2021 ATM Agreement expired on February 28, 2023 and the Company has received aggregate gross proceeds of $44.4 million through issuance of 44,085,122 common shares, with approximately $1.7 million in transaction costs incurred and offset against share capital.

On October 21, 2021, the Company closed a non-brokered private placement with Sandstorm for gross proceeds of $2.5 million through issuance of 3,346,542 of the Company’s common shares priced at approximately $0.94 CAD per share. As part of the non-brokered private placement, approximately $0.1 million in transaction costs were incurred and offset against share capital, and 200,793 common shares and 200,793 warrants for approximately $0.2 million and $0.1 million, respectively, were issued to the Company’s advisor and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.94 CAD for a period of two years starting November 22, 2021.

During fiscal 2022, the Company closed quarterly non-brokered private placements with Sandstorm for total gross proceeds of $9.9 million through total issuance of 15,200,000 of the Company’s common shares priced at approximately $0.85 CAD per share.

The Company closed non-brokered private placements for total gross proceeds of $0.8 million in July of 2023 through total issuance of 2,234,041 of the Company’s common shares priced at approximately $0.47 CAD per share.

a. Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	December 31,	December 31,
	2023	2022

Issued
218,689,766(2022:204,455,721)common shares	$455,548	$449,374
Nil (2022: Nil) preferred shares	-	-
	$455,548	$449,374

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b. Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

Page | 25

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

A summary of changes in the Company’s outstanding stock options is presented below:

		Year ended		Year ended		Year ended
		December 31,		December 31,		December 31,
		2023		2022		2021
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD	(thousands)	CAD

Balance, beginning of year	12,367	$2.40	12,579	$2.81	10,659	$3.45
Granted	8,200	0.62	3,750	1.20	3,700	1.70
Exercised	-	-	-	-	(90)	2.39
Expired	(3,197)	3.79	(3,962)	2.56	(1,690)	4.43
Balance, end of year	17,370	$1.30	12,367	$2.40	12,579	$2.81

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2023:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	2.46	8,500	$0.62	2,933	$0.62
$1.01 to $2.00	0.86	6,785	1.47	5,648	1.51
$3.01 to $4.00	0.93	2,085	3.54	2,085	3.54
		17,370	$1.30	10,666	$1.67

c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the year ended December 31, 2023 was $0.22 (2022: $0.43).

Page | 26

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Expected stock price volatility (1)	67%	68%	68%
Risk free interest rate	3.62%	1.78%	0.56%
Expected life	3 years	3 years	3 years
Expected forfeiture rate	3.60%	3.53%	2.66%
Expected dividend yield	0%	0%	0%

Share-based payments included in cost of sales	$-	$-	$-
Share-based payments included in general and administrative expenses	1,764	2,487	4,030
Total share-based payments	$1,764	$2,487	$4,030

(1)   Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d. Warrants

The warrants that are issued and outstanding as at December 31, 2023 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
3,500,000	0.55	Jun 2023	Jun 21, 2026
750,000	0.55	Oct 2023	Oct 30, 2026
4,250,000

e.   Deferred share units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at December 31, 2023, 2,379,554 (2022: 1,409,069) deferred share units are issued and outstanding.

Page | 27

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

18. Weighted average basic and diluted number of common shares outstanding

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Basic weighted average number of shares	212,701,865	184,416,034	141,887,984
Effect of dilutive stock options and warrants	-	-	-
Diluted weighted average number of shares	212,701,865	184,416,034	141,887,984

Diluted weighted average number of common shares for the year ended December 31, 2023 excludes nil anti-dilutive preferred shares (2022 and 2021: nil and nil, respectively), 17,370,000 anti-dilutive stock options (2022 and 2021: 12,366,667 and 12,578,957, respectively) and 4,250,000 anti-dilutive warrants (2022 and 2021: 1,275,792 and 4,218,822, respectively).

19. Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. After the first year, contributions revert to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

20. Revenue

The following is a disaggregation of revenue categorized by commodities sold:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Gold
Sales revenue	$-	$-	$4,027
Derivative pricing adjustments	-	-	-
	-	-	4,027
Silver
Sales revenue	$62,419	$37,084	$27,438
Derivative pricing adjustments	687	758	(267)
	63,106	37,842	27,171
Zinc
Sales revenue	$38,421	$59,262	$5,973
Derivative pricing adjustments	325	1,280	96
	38,746	60,542	6,069
Lead
Sales revenue	$25,438	$29,731	$20,617
Derivative pricing adjustments	19	(164)	169
	25,457	29,567	20,786
Other by-products
Sales revenue	$1,044	$995	$190
Derivative pricing adjustments	196	220	(46)
	1,240	1,215	144

Total sales revenue	$127,322	$127,072	$58,245
Total derivative pricing adjustments	1,227	2,094	(48)
Gross revenue	$128,549	$129,166	$58,197
Proceeds before intended use	188	-	247
Treatment and selling costs	(39,175)	(44,150)	(13,393)
	$89,562	$85,016	$45,051

The amount of gold sales revenue recognized from deferred revenue (see Note 9) was nil during the year ended December 31, 2023 (2022 and 2021: nil and $4.0 million, respectively).

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 25).

Page | 28

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

21. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Salaries and employee benefits	$33,307	$29,803	$23,913
Contract services on site		-	17,138
Raw materials and consumables	33,465	29,568	11,652
Utilities	4,181	4,285	3,350
Other costs	5,461	6,602	7,729
Costs before intended use	188	-	247
Employee retention credit	-	(3,962)	-
Changes in inventories	(3,267)	(2,663)	(19,946)
Inventory write-downs	1,725	8,459	40,711
	$75,060	$72,092	$84,794

22. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Salaries and employee benefits	$2,502	$2,848	$2,428
Directors’ fees	341	372	383
Share-based payments	1,764	2,487	3,745
Professional fees	1,921	1,568	2,075
Office and general	2,078	2,105	1,636
	$8,606	$9,380	$10,267

Page | 29

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

23. Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Current income tax expense (recovery)	$(2,157)	$4,836	$69
Deferred income tax expense (recovery)	97	(1,118)	(1,679)
Income tax expense (recovery)	$(2,060)	$3,718	$(1,610)

The Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Loss before income taxes	$(40,233)	$(41,469)	$(162,186)
Statutory rate	26.5%	26.5%	26.5%
Tax recovery at statutory rate	(10,662)	(10,989)	(42,979)
Mexican mining royalty	852	1,435	29
Impact of foreign tax rates	9	674	1,415
Non-deductible expenses	2,351	4,351	4,329
Losses not recognized	5,390	8,247	35,596
Income tax expense (recovery)	$(2,060)	$3,718	$(1,610)

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	December 31,	December 31,
	2023	2022

Property, plant and equipment	$787	$815
Other	319	333
Total deferred tax liabilities	1,106	1,148
Provisions and reserves	(477)	(800)
Net deferred tax liabilities	$629	$348

Page | 30

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable for the foreseeable future:

	December 31,	December 31,
	2023	2022

Inventories	$39,904	$9,074
Property, plant and equipment	41,892	36,709
Mexican tax losses (expiring in 2025 - 2031)	33,999	32,112
Canadian tax losses (expiring in 2034 - 2043)	37,103	31,892
U.S. tax losses (expiring in 2025 - 2037)	31,957	31,957
U.S. tax losses (no expiry)	165,649	191,790
Provisions and other	72,190	72,283
Deferred Mexican mining royalty	629	348
	$423,323	$406,165

Canadian tax losses include a dual Canadian and U.S. resident entity with $20.9 million in losses (2022: $17.6 million).

24. Key management transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Salaries and employee benefits	$1,235	$1,595	$1,371
Directors’ fees	341	372	383
Share-based payments	1,549	2,104	2,950

Gross proceeds of $0.4 million from the $0.8 million raised through non-brokered private placements in July of 2023 were from members of the Company’s board and management.

25. Financial risk management

a. Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

Page | 31

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

As of December 31, 2023, the Company’s exposure to credit risk with respect to trade receivables amounts to $5.9 million (2022: $5.6 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at December 31, 2023, and December 31, 2022.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	December 31, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$22,960	$22,960	$-	$-	$-
Pre-payment facility	2,250	2,250	-	-	-
Promissory notes	4,275	4,275	-	-	-
Interest on promissory notes	303	303	-	-	-
Convertible debenture	18,146	18,146	-	-	-
Interest on convertible debenture	2,002	2,002	-	-	-
Royalty payable	5,087	2,487	2,600	-	-
Metals contract liability	36,837	12,512	24,325	-	-
Projected pension contributions	6,604	1,558	1,926	2,046	1,074
Decommissioning provision	20,459	-	-	-	20,459
Other long-term liabilities	1,610	-	787	194	629
	$120,533	$66,493	$29,638	$2,240	$22,162

Page | 32

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	December 31, 2023
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$455	$455	$-	$-	$-
Other long-term liabilities	981	-	787	194	-
	$1,436	$455	$787	$194	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 3% to 20% applied during the year:

	Year ended	Year ended
	December 31,	December 31,
	2023	2022

Lease liabilities, beginning of year	$3,142	$4,774
Additions	225	720
Lease principal payments	(2,527)	(2,352)
Lease interest payments	(154)	(1,040)
Accretion on lease liabilities	750	1,040
Lease liabilities, end of year	$1,436	$3,142

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to interest rate risk of the 3 month U.S. LIBOR rate plus 7.2% per annum from the Cosalá Operations’ advance payments of concentrate, and the 3 month U.S. SOFR rate plus 6.95% per annum from the Facility. Interest rates of other financial instruments are fixed.

Page | 33

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

(2) Currency risk

As at December 31, 2023, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at December 31, 2023
	CAD	MXN

Cash and cash equivalents	$244	$641
Trade and other receivables	30	3,582
Trade and other payables	3,631	11,052

As at December 31, 2023, the CAD/USD and MXN/USD exchange rates were 1.32 and 16.89, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates for the year ended December 31, 2023 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$1,545	$3,512
Other comprehensive loss	128	20

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at December 31, 2023 and December 31, 2022, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the year ended December 31, 2023, and 2022, the Company did not settle any non-hedge foreign exchange forward contracts.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2023, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.6 million (2022: $0.6 million).

As at December 31, 2023 and December 31, 2022, the Company does not have any non-hedge commodity forward contracts outstanding. During the year ended December 31, 2023, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the year ended December 31, 2023 was nil (2022 and 2021: nil and nil, respectively). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debentures and loan payable during the year ended December 31, 2023 was a gain of 0.1 million (2022 and 2021: gain of $0.2 million and $1.7 million, respectively).

Page | 34

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

b. Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•

Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•

Metals contract liability: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•	Convertible debentures and promissory notes: The principal portion of the convertible debentures and promissory notes are initially measured at fair value and subsequently carried at amortized cost.
•	Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.
•

Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

Page | 35

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

	December 31,	December 31,
	2023	2022

Level 1
Cash and cash equivalents	$2,061	$1,964
Restricted cash	4,351	4,139

Level 2
Trade and other receivables	9,486	11,552
Derivative instruments	1,230	991
Metals contract liability	36,837	30,989

Level 3
Royalty payable	3,947	-

Amortized cost
Pre-payment facility	2,250	-
Promissory notes	4,275	2,500
Government loan	-	222
Convertible debenture	15,384	9,621

26. Segmented and geographic information, and major customers

a. Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b. Geographic information

All revenues from sales of concentrates for the years ended December 31, 2023, 2022 and 2021 were earned in Mexico and the United States. The following segmented information is presented as at and during the years ended December 31, 2023, 2022 and 2021. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

Page | 36

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

	As at December 31, 2023					As at December 31, 2022
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$687	$791	$43	$540	$2,061	$317	$204	$717	$726	$1,964
Trade and other receivables	7,068	2,388	-	30	9,486	3,921	7,593	-	38	11,552
Inventories	6,310	2,244	103	-	8,657	5,390	2,727	718	-	8,835
Prepaid expenses	1,003	909	404	516	2,832	745	1,232	452	601	3,030
Restricted cash	162	53	4,136	-	4,351	141	53	3,945	-	4,139
Property, plant and equipment	51,600	73,490	27,404	607	153,101	52,141	70,479	37,927	752	161,299
Total assets	$66,830	$79,875	$32,090	$1,693	$180,488	$62,655	$82,288	$43,759	$2,117	$190,819

Trade and other payables	$12,184	$4,843	$1,421	$4,512	$22,960	$12,861	$8,029	$2,658	$3,512	$27,060
Derivative instruments	-	-	-	1,230	1,230	-	-	-	991	991
Shares pending issuance from retraction	-	-	-	436	436	-	-	-	-	-
Pre-payment facility	-	2,250	-	-	2,250	-	-	-	-	-
Other long-term liabilities	30	1,074	-	506	1,610	-	1,192	-	623	1,815
Metals contract liability	-	-	-	36,837	36,837	-	-	-	30,989	30,989
Convertible debenture	-	-	-	15,384	15,384	-	-	-	9,621	9,621
Promissory notes	-	-	-	4,275	4,275	-	-	-	2,500	2,500
Royalty payable	-	-	-	3,947	3,947	-	-	-	-	-
Government loan	-	-	-	-	-	-	222	-	-	222
Post-employment benefit obligations	-	6,537	-	-	6,537	-	6,969	-	-	6,969
Decommissioning provision	2,605	5,563	4,025	-	12,193	2,070	5,603	4,042	-	11,715
Deferred tax liabilities	629	-	-	-	629	348	-	-	-	348
Total liabilities	$15,448	$20,267	$5,446	$67,127	$108,288	$15,279	$22,015	$6,700	$48,236	$92,230

	Year ended December 31, 2023					Year ended December 31, 2022
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$46,163	$43,283	$116	$-	$89,562	$53,418	$31,405	$193	$-	$85,016
Cost of sales	(36,160)	(38,132)	(768)	-	(75,060)	(33,371)	(30,969)	(7,752)	-	(72,092)
Depletion and amortization	(7,982)	(9,093)	(3,614)	(160)	(20,849)	(7,375)	(7,473)	(6,338)	(154)	(21,340)
Care and maintenance costs	-	(594)	(3,248)	-	(3,842)	-	(513)	(3,987)	-	(4,500)
Corporate general and administrative	-	-	-	(8,606)	(8,606)	-	-	-	(9,380)	(9,380)
Exploration costs	(835)	(2,455)	(142)	-	(3,432)	(1,296)	(2,122)	(366)	-	(3,784)
Accretion on decommissioning provision	(212)	(217)	(158)	-	(587)	(164)	(158)	(105)	-	(427)
Interest and financing expense	(296)	(414)	(633)	(6,846)	(8,189)	(210)	(63)	(1,199)	(326)	(1,798)
Foreign exchange gain (loss)	(664)	-	-	1,068	404	(863)	-	-	(2,695)	(3,558)
Gain on disposal of assets	-	283	119	-	402	-	-	-	-	-
Impairment to property, plant and equipment	-	-	(6,000)	-	(6,000)	-	-	(13,440)	-	(13,440)
Loss on metals contract liability	-	-	-	(3,396)	(3,396)	-	-	-	(657)	(657)
Other gain on derivatives	-	-	-	120	120	-	-	-	214	214
Fair value loss on royalty payable	-	-	-	(760)	(760)	-	-	-	-	-
Gain on government loan forgiveness	-	-	-	-	-	-	4,277	-	-	4,277
Income (loss) before income taxes	14	(7,339)	(14,328)	(18,580)	(40,233)	10,139	(5,616)	(32,994)	(12,998)	(41,469)
Income tax recovery (expense)	1,876	184	-	-	2,060	(4,695)	977	-	-	(3,718)
Net income (loss) for the year	$1,890	$(7,155)	$(14,328)	$(18,580)	$(38,173)	$5,444	$(4,639)	$(32,994)	$(12,998)	$(45,187)

	Year ended December 31, 2021
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$5,491	$34,915	$4,645	$-	$45,051
Cost of sales	(3,605)	(31,367)	(49,822)	-	(84,794)
Depletion and amortization	(1,657)	(6,623)	(7,355)	(160)	(15,795)
Care and maintenance costs	(7,309)	(997)	(4,427)	-	(12,733)
Corporate general and administrative	-	-	-	(10,267)	(10,267)
Exploration costs	(58)	(3,181)	(636)	-	(3,875)
Accretion on decommissioning provision	(125)	(28)	(50)	-	(203)
Interest and financing expense	(186)	-	(1,766)	(2,918)	(4,870)
Foreign exchange gain	184	-	-	207	391
Impairment to property, plant and equipment	(356)	-	(55,623)	-	(55,979)
Loss on metals contract liability	-	-	-	(20,780)	(20,780)
Other gain on derivatives	-	-	-	1,668	1,668
Loss before income taxes	(7,621)	(7,281)	(115,034)	(32,250)	(162,186)
Income tax recovery (expense)	(98)	518	-	1,190	1,610
Net loss for the year	$(7,719)	$(6,763)	$(115,034)	$(31,060)	$(160,576)

Page | 37

Americas Gold and Silver Corporation Notes to the consolidated financial statements For the years ended December 31, 2023, 2022 and 2021 (In thousands of U.S. dollars, unless otherwise stated)

c. Major customers

For the year ended December 31, 2023, the Company sold concentrates and finished goods to two major customers accounting for 51% of revenues from Cosalá Operations and 48% of revenues from Galena Complex (2022 and 2021: two major customers accounting for 83% of revenues from Cosalá Operations and Galena Complex and 16% of revenues from Galena Complex, and two major customers accounting for 90% of revenues from Cosalá Operations and Galena Complex and 9% of revenues from Relief Canyon, respectively).

27. Capital management

Capital is defined as equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company’s activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development, it is the policy of the Company to preserve cash to fund its operations and complete its capital projects and not to pay dividends. As of December 31, 2023, and 2022, the Company is not subject to any externally imposed capital requirements.

The following summarizes the Company’s capital structure:

	December 31,	December 31,
	2023	2022

Equity attributable to shareholders of the Company	$53,418	$81,227

28. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $11.7 million (MXN 196.8 million), of which $5.0 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.6 million (MXN 94.6 million) of their original reassessment. The remaining $6.1 million (MXN 102.2 million) consists of $5.0 million (MXN 84.4 million) related to transactions with certain suppliers and $1.1 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.1 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $5.0 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.2 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at December 31, 2023, the accrued liability of the probable obligation was $1.0 million (December 31, 2022: $1.0 million).

29. Subsequent events

On March 21, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 6-month period from November 2026 to April 2027. The first calendar quarter advance of $3.25 million was drawn in full in March 2024.

On March 25, 2024, the Convertible Debenture’s effective maturity date was mutually extended to April 28, 2025 (see Note 10).

On March 27, 2024, the Company completed a private placement of 26,000,000 units at a price of $0.30 CAD per unit for total gross proceeds of $7.8 million CAD. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of $0.40 CAD for a period of three years.

Page | 38

ITEM 19 – EXHIBITS

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Articles of Incorporation dated May 12, 1998
1.2	Certificate of Amendment – Registered Address dated March, 1, 1999
1.3	Certificate of Amendment – Change in restrictions dated July 20, 1999
1.4	Certificate of Amendment – Change of Registered Address dated Nov. 2, 2004
1.5	Certificate of Amendment – Appointing directors dated June 11, 2008
1.6	Certificate of Amendment – Change of Province for registered office dated June 16, 2011
1.7	Certificate of Amendment – Name Change to Americas Silver Corporation dated May 19, 2015
1.8	Certificate of Amendment – Change of issued and outstanding common shares dated December 21, 2016
1.9	Certificate of Amendment – Creation of Preferred Shares dated April 1, 2019
1.10	Certificate of Amendment – Name Change to Americas Gold and Silver Corporation dated September 3, 2019
1.11	By-laws
2.1	Description of securities registered under Section 12 of the Exchange Act.
3.1	All instruments that are currently in effect that define the rights of holders of the securities Warrant Indenture dated March 27, 2024
4.1	The Precious Metals Delivery and Purchase Agreement with Sandstorm Gold Ltd., dated April 3, 2019
4.2	First Amendment dated February 26, 2023 to the Precious Metals Delivery and Purchase Agreement with Sandstorm Gold Ltd., dated April 3, 2019
4.3	Second Amendment dated March 21, 2024 The Precious Metals Delivery and Purchase Agreement with Sandstorm Gold Ltd., dated April 3, 2019
4.4	Fourth Amended and Restated Convertible Debenture dated Dec. 15, 2023 – in favour of Mark Shoom
4.5	Fourth Amended and Restated Convertible Debenture dated October 30, 2023 - in favour of Delbrook
4.6	The Joint Venture Agreement with Mr. Eric Sprott, dated October 1, 2019[1]
8.1	List of Subsidiaries
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	N/A
16.1	Mine Safety Disclosure for the year ended December 31, 2023
97.1	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

2.

Certain exhibits and schedules have been omitted pursuant to the instructions of Form 20-F. The registrant hereby undertakes to furnish a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission

118

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED this 30th day of April, 2024.

AMERICAS GOLD AND SILVER CORPORATION.

By:	/s/ Warren Varga
Name: Warren Varga
Title: Chief Financial Officer

119