Form 40-F
period 2025-12-31
Americas Gold & Silver Corp
filed 2026-03-30
CIK 1286973

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2025, 320,418,782 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

Statements Statements contained in this Annual Report may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by forward-looking words such as "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions. Specific forward-looking statements in this Annual Report include, but are not limited to: estimated and targeted production rates and results for silver and other metals at the Galena Complex and Cosalá Operations; statements relating to the Company’s acquisition of the remaining 40% interest in the Galena Complex, including expected benefits to the Company and its shareholders; statements relating to the Company’s positioning as a silver-focused producer and the precious metals markets; the expected timing and completion of required development and the expected operational and production results therefrom, statements relating to Americas Gold and Silver’s EC120 Project, including expected approvals and capital requirements, and timing to reach commercial and sustainable production and full production on its anticipated timeline and budget; the Company’s expectations relating to the operation of San Rafael throughout the EC120 Project development period and related cashflows; the Company’s technical review and optimization work at the Galena Complex and related operational improvements, production potential and production efficiencies at the Galena Complex, including the expected production levels and anticipated improvements through production growth and operational efficiency the Company’s second phase test work confirming the potential to extract over 90% of antimony from test copper floatation concentrate and the Company’s role in the U.S. domestic supply of critical minerals; estimates of, and realizations on, mineral reserves and resources; expected prices of silver and other metals and related expectations relating to the Company's revenue derived from the sale of such metals; anticipated costs, expenses and capital expenditures; opportunities relating to the optimization of concentrate sales by enhancing by-product recovery and the timing and results of its metallurgical sampling program to identify by-product revenue optimization opportunities and the anticipated improvements therefrom; initial results and expectations arising out of the Company’s exploration and drilling programs at the Galena Complex; the Company’s ability to continue as a going concern; the Company’s liquidity position and ability to fund expected operations at prevailing commodity prices and requirement for additional financing, including potential additional debt financing opportunities and existing debt restructuring; the Company’s intention to issue guidance for 2026; and expectations regarding the Company’s ability to rely in existing infrastructure, facilities and equipment.

Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Some of the risks and other factors (some of which are beyond the Company’s control) that could cause results to differ materially from those expressed in the forward-looking statements contained in this Annual Report include, but are not limited to risks relating to: interpretations or reinterpretations of geologic information; results of exploration and production activities; inability or delay in obtaining permits required for future exploration, development or production; to mineral reserves and mineral resources and related interpretations, development and production and the Company's ability to sustain or increase present production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; any hedging activities of the Company; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; operational matters and hazards inherent in the mining industry; competition in the mining industry; non-compliance with exchange listing standards; cybersecurity; government regulation of mining operations; cyclical aspects of the Company’s business; changing global economic conditions and market volatility, including volatility in financial markets, adverse changes in currencies, trade policies and inflation; geopolitical instability, political unrest, tariffs or trade restrictions, war, and other global conflicts; ground conditions; government regulation and environmental compliance, property claims, title, surface rights and access; mining and exploration activities and future mining operations; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; illegal blockades and other factors limiting mine access or regular operations without interruption; labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; failure of plant, equipment, processes and transportation services to operate as anticipated; the US election and expectations related to and actions taken by the current administration; recession expectations;  environmental compliance, climate change and government regulation thereof; variations in ore grade or recovery rates; capital and construction expenditures; certain of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks associated with foreign operations; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; and reclamation activities and other factors described in the Annual Information Form of the Company for the fiscal year ended December 31, 2025 filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein (the “AIF”) and the Management Discussion and Analysis of the Company for the fiscal year ended December 31, 2025 filed as Exhibit 99.3 to this Annual Report and incorporated by reference herein (“MD&A”) under the heading “Risk Factors”.  The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2025, based upon the average daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3706.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, including the report of the independent registered public accounting firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended December 31, 2025, is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded, as a result of the material weaknesses described below, that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), were not effective as at December 31, 2025 to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized, and reported within the time periods specified in applicable Canadian and U.S. securities laws. Management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 Framework").

These control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the Company’s ability to maintain a system of effective internal control.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act (“ICFR”). The Company’s internal control over financial reporting, including operational controls and procedures for non-financial disclosures, are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with IFRS.

Management, with the participation of the Company’s CEO and CFO, assessed the effectiveness of the Company’s ICFR as of December 31, 2025. Management based its assessment on criteria established 2013 Framework. Based on that evaluation, management concluded that the Company’s ICFR was not effective as of December 31, 2025 due to the material weaknesses described below. A company’s ICFR cannot be considered effective if one or more material weaknesses exists.

A material weakness is a deficiency, or a combination of deficiencies (when aggregated), in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We identified the following material weaknesses:

The Company did not design and maintain effective information technology general controls (“ITGCs”) in the areas of: (1) user access governance, including privileged access management and segregation of duties, (2) information technology (IT) operations, logging and monitoring, and (3) change management and production safeguards over  IT systems that support the Company’s financial reporting processes. As a result, certain related process-level automated and manual controls that are dependent on the completeness and accuracy of information derived from the affected information systems were also ineffective because these controls were dependent on data processed by such systems.

The Company did not effectively design and operate process control activities for certain business processes, specifically: asset retirement obligations, income taxes, acquisition accounting, period-end financial reporting, depletion of mining interests, procure-to-pay, and contract liabilities. These controls were not sufficiently designed or did not operate effectively because we lacked personnel with the necessary accounting knowledge, experience and capacity throughout the fiscal period.

In 2025, the Company underwent a period of significant transformation and experienced rapid changes in its business, which led to challenges in allocating sufficient resources to support ICFR. The evolution of the business, combined with limited financial resources, meant that the Company was unable to fully staff personnel dedicated to executing internal control functions. As a result, certain controls were not consistently designed and executed for a sufficient period of time to test, were not consistently performed in a timely manner, or did not have sufficient documentation to evidence the execution of the controls. Further, the Company’s risk assessment process did not identify the changes in the business as a risk that could impact its ICFR.

The material weaknesses identified above did not result in any material misstatements or material adjustments in our financial statements or disclosures, other than the revision in relation to contract liabilities. However, if not remediated, they could result in a material misstatement of the Company’s accounts or disclosures that would not be prevented or detected.

Our management concluded that the consolidated financial statements, present fairly, in all material respects, our financial position, financial performance, and cash flows for the periods presented in accordance with IFRS Accounting Standards as issued by the IASB.

Remediation Plan

Our management is committed to maintaining a strong internal control environment. In response to the identified material weaknesses discussed above, management plans to take comprehensive action to remediate the material weaknesses in ICFR.

Remediation plans include: (i) Onboarding of additional experienced personnel to support and strengthen relevant control processes; (ii) providing ongoing training to control owners throughout the organization to reinforce the importance of roles, responsibilities, and procedures in the ICFR environment; (iii) strengthening communication channels between operational and finance functions to support the timeliness and accuracy of data provided to the financial reporting teams; and (iv) reevaluating the design and implementation of IT general controls, specifically with regard to user access management, change management, and system logging and monitoring capabilities. These activities will be implemented in 2026.

We believe that these actions, when fully implemented, will remediate the identified material weaknesses. The weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Until fully remediated, these material weaknesses could result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. As we continue to evaluate and improve the applicable controls, management may determine to take additional measures to modify the remediation plan described above.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of PricewaterhouseCoopers LLP on the Company’s internal control over financial reporting is included in the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, which are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Other than as disclosed above, during the period covered by this Annual Report, no significant changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Compensation & Corporate Governance Committee

The Compensation & Corporate Governance Committee (the “CCG Committee”) assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Peter Goudie (Chair), Shirley In’t Veld, and Scott Hand, each of whom is “independent” pursuant to Section 803A and 805(c) of the Company Guide. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation policies and practices for the Company.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Bradley Kipp (Chair), Meri Verli and Gordon Pridham, each of whom the Board has determined is independent under Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act..

The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Financial Expert

The Company’s Board has determined that each of Bradley Kipp, Meri Verli and Gordon Pridham qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act), that each are financially sophisticated, as determined in accordance with Section 803B(2)(iii) of the Company Guide, and each are independent (as determined under Exchange Act Rule 10A-3 and Section 803A of the Company Guide).

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services not prohibited by law to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2025 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

PRINCIPAL ACCOUNTANT FEES AND SERVICES – INDEPENDENT AUDITOR

The following table shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP, Chartered Professional Accountants, located in Toronto, Ontario (PCAOB ID #271) and its affiliates the Company’s independent registered public auditing firm, in each of the last two years.

	2025 (Canadian $)	2024 (Canadian $)

Audit Fees (1)	$1,617,950	$904,150
Audit-Related Fees(2)	30,000	NIL
Tax Fees(3)	NIL	NIL
All Other Fees (4)	NIL	NIL
Total	$1,647,950	$904,150

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.americas-gold.com/, within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2025, the Company did not amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

An interactive data file for the audited consolidated financial statements for the years ended December 31, 2025 and 2024 is filed herewith.

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

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the “Incentive Compensation Recovery Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

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

AMERICAS GOLD AND SILVER CORPORATION

By:	/s/ Warren Varga
Name:	Warren Varga
Title:	Chief Financial Officer
Date:	March 30, 2026

EXHIBIT INDEX

97.1	Compensation Recovery Policy
99.1	Annual Information Form of the Company for the year ended December 31, 2025
99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2025 and December 31, 2024, together with the report thereon of the independent auditor
99.3	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Mine Safety Disclosure for the year ended December 31, 2025
99.9	Consent of PricewaterhouseCoopers LLP
99.10	Consent of Jim Atkinson
99.11	Consent of Daren Dell
99.12	Consent of Neil de Bruin
99.13	Consent of Daniel Hussey
99.14	Consent of James Stonehouse
99.15	Consent of Shawn Wilson
99.16	Consent of Rick Streiff
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).