Form 40-F/A
period 2025-12-31
Americas Gold & Silver Corp
filed 2026-03-31
CIK 1286973

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

The attached copy of the audited annual consolidated financial statements for Americas Gold and Silver Corporation for the fiscal years ended December 31, 2025 and 2024 (the “Annual Financial Statements”) is being re-filed to correct an inadvertent administrative error, referencing the audited Annual Financial Statements as “unaudited” statements on the “Consolidated statements of financial position” of the company on pg. 6 of the Annual Financial Statements.  No other changes have been made to the document.

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