Form 40-F/A
period 2025-12-31
Americas Gold & Silver Corp
filed 2026-04-02
CIK 1286973

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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

Americas Gold and Silver Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 2 (the “Amendment”) to its Annual Report on Form 40-F for the fiscal year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2026 (the “Original Annual Report”), for the purpose of adding Exhibit 99.9, the Consent of PricewaterhouseCoopers LLP, to Amendment No. 1 to the Original Annual Report, which was filed with the SEC on March 31, 2026 (“Amendment No. 1”).

Other than the addition to Amendment No. 1 described above and the filing of updated certifications of the Chief Executive Officer and Chief Financial Officer of the Registrant, no other changes have been made to Amendment No. 1 and this Amendment No. 2 does not, and does not purport to, update, amend, restate or modify the information, statements or disclosures in the Amendment No. 1, or otherwise update the Amendment No. 1 for any events that have occurred after the Amendment No. 1 was filed with the SEC. Accordingly, this Amendment No. 2 should be read in conjunction with the Amendment No. 1.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION

By:	/s/ Warren Varga
Name:	Warren Varga
Title:	Chief Financial Officer
Date:	April 2, 2026

EXHIBIT INDEX

97.1*	Compensation Recovery Policy
99.1*	Annual Information Form of the Company for the year ended December 31, 2025
99.2**	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2025 and December 31, 2024, together with the report thereon of the independent auditor
99.3*	Management’s Discussion and Analysis for the year ended December 31, 2025
99.4**	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5**	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6**	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7**	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Mine Safety Disclosure for the year ended December 31, 2025
99.9**	Consent of PricewaterhouseCoopers LLP
99.10*	Consent of Jim Atkinson
99.11*	Consent of Daren Dell
99.12*	Consent of Neil de Bruin
99.13*	Consent of Daniel Hussey
99.14*	Consent of James Stonehouse
99.15*	Consent of Shawn Wilson
99.16*	Consent of Rick Streiff
101.INS**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*Previously filed

**Filed herewith